________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

----------------------------------------------------------
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

----------------------------------------------------------
                     EMPRESA NACIONAL DE ELECTRICIDAD S.A.
                           (NAME OF SUBJECT COMPANY)

                       DUKE ENERGY INTERNATIONAL, L.L.C.
                            DUKE ENERGY CORPORATION
                                   (BIDDERS)

               COMMON STOCK, NO PAR VALUE
             (INCLUDING THAT REPRESENTED BY
              AMERICAN DEPOSITARY SHARES)                                        29244T101
             (TITLE OF CLASS OF SECURITIES)                        (CUSIP NUMBER OF CLASS OF SECURITIES)

                              CAROL GRAEBNER, ESQ.
                                GENERAL COUNSEL
                       DUKE ENERGY INTERNATIONAL, L.L.C.
                             5400 WESTHEIMER COURT
                           HOUSTON, TEXAS 77056-5310
                           TELEPHONE: (713) 627-6542
                           FACSIMILE: (713) 627-5219
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS OF BEHALF OF BIDDERS)
                            ------------------------
                                    COPY TO:
                            FREDERICK S. GREEN, ESQ.
                             ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                         NEW YORK, NEW YORK 10153-0119
                           TELEPHONE: (212) 310-8000
                           FACSIMILE: (212) 310-8007

                            ------------------------
                           CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
                 TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE**
------------------------------------------------------------------------------------------------------------------
                      $253,058,905                                               $50,611.78
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

 * For purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of 501,947,400 shares of common stock, no par value (the 'Shares'), at a price per Share of 250 Chilean pesos in cash translated into U.S. dollars at an exchange rate of Ch$495.88 per U.S. dollar, which was the Observed Exchange Rate (as defined in the U.S. Offer to Purchase) on February 22, 1999.

** 1/50th of one percent of the Transaction Valuation.

[ ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2)
    AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

   Amount Previously Paid:     None               Filing Party:     Not Applicable
   Form or Registration No.:   Not Applicable     Date Filed:       Not Applicable

                         (Continued on following pages)
                              (Page 1 of    Pages)

________________________________________________________________________________

  CUSIP No. 29244T101             14D-1             Page 2 of

           1     NAME OF REPORTING PERSONS:                       DUKE ENERGY INTERNATIONAL L.L.C.
                 S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS: 56-2051206
           2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                           (a) [x]
                                                                                             (b) [ ]
           3     SEC USE ONLY
           4     SOURCE OF FUNDS:                                                    AF
           5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            N/A         [ ]
                 PURSUANT TO ITEMS 2(e) OR 2(f):
           6     CITIZENSHIP OR PLACE OF ORGANIZATION:            STATE OF DELAWARE
           7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON                                                               O
           8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES                N/A        [ ]
                 CERTAIN SHARES
           9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                    N/A
          10     TYPE OF REPORTING PERSON                                             OO

                                       2

  CUSIP No. 29244T101             14D-1             Page 3 of

           1     NAME OF REPORTING PERSONS:                         DUKE ENERGY GLOBAL ASSET DEVELOPMENT, INC.
                 S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:   88-0366429
           2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                               (a) [x]
                                                                                                                 (b) [ ]
           3     SEC USE ONLY
           4     SOURCE OF FUNDS:                                                    AF
           5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            N/A
                 PURSUANT TO ITEMS 2(e) OR 2(f):
           6     CITIZENSHIP OR PLACE OF ORGANIZATION:               STATE OF NEVADA
           7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON                                                              O
           8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES               N/A                             [ ]
                 CERTAIN SHARES
           9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                   N/A
          10     TYPE OF REPORTING PERSON                                            CO


  CUSIP No. 29244T101                14D-1                 Page 4 of

           1     NAME OF REPORTING PERSONS:                        DUKE ENERGY SERVICES, INC.
                 S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:  48-0650320
           2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                           (a) [x]
                                                                                             (b) [ ]
           3     SEC USE ONLY
           4     SOURCE OF FUNDS:                                                    AF
           5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            N/A         [ ]
                 PURSUANT TO ITEMS 2(e) OR 2(f):
           6     CITIZENSHIP OR PLACE OF ORGANIZATION:              STATE OF DELAWARE
           7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON                                                              O
           8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES               N/A         [ ]
                 CERTAIN SHARES
           9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                   N/A
          10     TYPE OF REPORTING PERSON                                            CO


  CUSIP No. 29244T101                14D-1            Page 5 of

           1     NAME OF REPORTING PERSONS:                        PANENERGY CORP.
                 S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:  74-2150460
           2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                           (a) [x]
                                                                                             (b) [ ]
           3     SEC USE ONLY
           4     SOURCE OF FUNDS:                                                    AF
           5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            N/A         [ ]
                 PURSUANT TO ITEMS 2(e) OR 2(f):
           6     CITIZENSHIP OR PLACE OF ORGANIZATION:              STATE OF DELAWARE
           7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON                                                              O
           8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES               N/A         [ ]
                 CERTAIN SHARES
           9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                   N/A
          10     TYPE OF REPORTING PERSON                                            CO

  CUSIP No. 29244T101                  14D-1              Page 6 of

           1     NAME OF REPORTING PERSONS:                          DUKE CAPITAL  CORPORATION
                 S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:    51-0282142
           2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                           (a) [x]
                                                                                             (b) [ ]
           3     SEC USE ONLY
           4     SOURCE OF FUNDS:                                              BK, WC, OO
           5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      N/A               [ ]
                 PURSUANT TO ITEMS 2(e) OR 2(f):
           6     CITIZENSHIP OR PLACE OF ORGANIZATION:                STATE OF DELAWARE
           7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON                                                        O
           8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES         N/A               [ ]
                 CERTAIN SHARES
           9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)             N/A
          10     TYPE OF REPORTING PERSON                                      CO


  CUSIP No. 29244T101               14D-1              Page 7 of

           1     NAME OF REPORTING PERSONS:                         DUKE ENERGY CORPORATION
                 S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS:   56-0205520
           2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                           (a) [x]
                                                                                             (b) [ ]
           3     SEC USE ONLY
           4     SOURCE OF FUNDS:                                                        N/A
           5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                N/A     [ ]
                 PURSUANT TO ITEMS 2(e) OR 2(f):
           6     CITIZENSHIP OR PLACE OF ORGANIZATION:              STATE OF NORTH CAROLINA
           7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON                                                                  O
           8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES                   N/A     [ ]
                 CERTAIN SHARES
           9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                       N/A
          10     TYPE OF REPORTING PERSON                                                CO


ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The class of equity securities to which this Statement relates is the shares of common stock, no par value (the 'SHARES'), of Empresa Nacional de Electricidad S.A. (the 'COMPANY' or 'ENDESA-CHILE'), a publicly traded stock corporation (sociedad anonima abierta) organized under the laws of the Republic of Chile. The principal executive offices of the Company are located at Santa Rosa 76, Santiago, Chile.

     (b) This statement relates to the offer by Duke Energy International, L.L.C., a limited liability company organized under the laws of Delaware, USA ('BIDDER'), to purchase for cash outstanding Shares of the Company and American Depositary Shares (the 'ADSs'), each representing 30 Shares and evidenced by American Depositary Receipts, representing in the aggregate up to 501,947,400 Shares, at a price of Chilean pesos 250 per Share and Chilean pesos 7,500 per ADS, in each case net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase dated February 25, 1999 (the 'U.S. OFFER TO PURCHASE') and in the related Form of Acceptance, ADS Letter of Transmittal and ADS Notice of Guaranteed Delivery, copies of which are attached hereto as Exhibits (a)(1), (a)(2), (a)(3) and
(a)(11) (which, as amended or supplemented from time to time, together constitute the 'U.S. OFFER').

     (c) The information set forth in Section 7 'Price Range of Shares and ADSs; Dividends' of the U.S. Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) This Statement is being filed by Bidder, ('DUKE'), Duke Energy Global Asset Development, Inc., a Nevada corporation ('GLOBAL ASSET'), Duke Energy Services, Inc., a Delaware corporation ('DESI'), PanEnergy Corp., a Delaware corporation ('PANENERGY'), Duke Capital Corporation, a Delaware corporation ('DUKE CAPITAL') and Duke Energy Corporation, a North Carolina corporation ('DUKE'). Bidder is a wholly owned direct subsidiary of Global Asset and a wholly-owned indirect subsidiary of DESI, PanEnergy, Duke Capital and Duke. The information set forth in Section 9 'Certain Information Concerning the Purchaser and Duke' is incorporated herein by reference. The name, business address, present principal occupation or employment, material occupations, positions, offices or employments during the last five years and citizenship of each director and executive officer of Bidder, Global Asset, DESI, PanEnergy, Duke Capital and Duke is set forth on Schedule I to this U.S. Offer to Purchase and is incorporated herein by reference.

     (e)(f) Neither Bidder nor Global Asset, DESI, PanEnergy, Duke Capital nor Duke, nor, to the best of their knowledge, any of the persons listed in
Schedule I of the U.S. Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS, OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Introduction and Section 11 'Background of the Offers; Past Contacts, Transactions or Negotiations with the Company' of the U.S. Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 10 'Source and Amount of Funds' of the U.S. Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER U.S. OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction and Section 12 'Purpose of the Offers; Plans for the Company' of the U.S. Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in Section 13 'Effect of the Offers on the Market for the Shares and ADSs; Registration of Shares Under the Exchange Act' of the U.S. Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Introduction, Section 11 'Background of the Offers; Past Contacts, Transactions or Negotiations with the Company,' Section 9 'Certain Information Concerning the Purchaser and Duke' and
Schedule I of the U.S. Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 9 'Certain Information Concerning the Purchaser and Duke,' Section 11 'Background of the Offers; Past Contacts, Transactions or Negotiations with the Company' and
Schedule I of the U.S. Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in Section 17 'Fees and Expenses' of the U.S. Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS TO CERTAIN BIDDERS.

     The information set forth in Section 9 'Certain Information Concerning the Purchaser and Duke' of the U.S. Offer to Purchase and the financial statements and notes related thereto contained in Duke's Annual Report on Form 10-K for the year ended December 31, 1997 and in Duke's quarterly report on Form 10-Q for the nine months ended September 30, 1998 filed with the Securities and Exchange Commission (the 'Commission') are incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) None.

     (b)-(c) The information set forth in Section 16 'Certain Legal Matters; Regulatory Approvals' of the U.S. Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 13 'Effect of the Offers on the Market for Shares and ADSs; Registration of Shares under the Exchange Act; Margin Regulations' of the U.S. Offer to Purchase is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the U.S. Offer to Purchase, the ADS Letter of Transmittal and the Form of Acceptance is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   EXHIBIT NUMBER                                              DESCRIPTION
---------------------  -------------------------------------------------------------------------------------------

 Exhibit (a)(1)        U.S. Offer to Purchase dated February 25, 1999.
 Exhibit (a)(2)        Form of Acceptance for Shares.
 Exhibit (a)(3)        Letter of Transmittal with respect to the ADSs (including Guidelines for Certification of
                       Taxpayer Identification Number on Substitute Form W-9).
 Exhibit (a)(4)        Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
                       for ADSs.
 Exhibit (a)(5)        Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
                       and Other Nominees for ADSs.
 Exhibit (a)(6)        Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
                       for Shares.
 Exhibit (a)(7)        Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
                       and Other Nominees for Shares.
 Exhibit (a)(8)        Text of press release issued by Duke dated February 18, 1999, announcing the tender offer
                       (English version).
 Exhibit (a)(9)        Text of press release issued by Duke dated February 18, 1999, announcing the tender offer
                       (Spanish version).
 Exhibit (a)(10)       Text of Tombstone advertisement dated February 25, 1999, published in The Wall Street
                       Journal.
 Exhibit (a)(11)       Notice of Guaranteed Delivery.
 Exhibit (a)(12)       English translation of Notice of Intent to Acquire Control dated February 18, 1999, published in La Segunda.*
 Exhibit (a)(13)       Text of press release issued by Duke dated February 23, 1999 (English Version).
 Exhibit (a)(14)       English translation of supplement to Notice of Intent to Acquire Control dated February 25,
                       1999, published in El Mercurio.
 Exhibit (a)(15)       English translation of Notice to Acquire Shares of Empresa Empresa Nacional de Electricidad
                       S.A. through a 'Remate' dated February 25, 1999 published in El Mercurio.
 Exhibit (b)(1)        Credit Agreement dated as of August 25, 1997 among Duke Capital, the banks listed therein and The Chase Manhattan Bank, as administrative agent (filed as an exhibit to Duke
                       Capital's Current Report on Form 8-K dated February 24, 1999)**
 Exhibit (b)(2)        Credit Agreement dated as of August 24, 1998 among Duke Capital, the banks listed therein and The Chase Manhattan Bank, as administrative agent (filed as an exhibit to Duke
                       Capital's Current Report on Form 8-K dated February 24, 1999)**
 Exhibit (b)(3)        Commitment letter dated February 24, 1999 between Duke Capital and NationsBank, N.A.
 Exhibit (f)(1)        Slide presentation to analysts.

------------

*  To be filed by amendment

** Incorporated by reference

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 25, 1999

                                          DUKE ENERGY INTERNATIONAL, L.L.C.

                                          By: /s/ Bruce A. Williamson
                                             ...................................
                                             Name: Bruce A. Williamson
                                             Title: President and Chief
                                            Executive Officer

                                          DUKE ENERGY CORPORATION

                                          DUKE ENERGY GLOBAL ASSET
                                            DEVELOPMENT, INC.

                                          DUKE ENERGY SERVICES, INC.

                                          PANENERGY CORP.

                                          DUKE CAPITAL CORPORATION

                                          By: /s/ Bruce A. Williamson
                                             ...................................
                                             Name: Bruce A. Williamson
                                             Title: Authorized person

                                 EXHIBIT INDEX
                                  DESCRIPTION

EXHIBIT NUMBER                                                    DESCRIPTION
--------------------  ---------------------------------------------------------------------------------------------------

 (a)(1)               U.S. Offer to Purchase dated February 25, 1999.
 (a)(2)               Form of Acceptance for Shares.
 (a)(3)               Letter of Transmittal with respect to the ADSs (including Guidelines for Certification of Taxpayer
                      Identification Number on Substitute Form W-9).
 (a)(4)               Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for ADSs.
 (a)(5)               Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
                      Nominees for ADSs.
 (a)(6)               Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for
                      Shares.
 (a)(7)               Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
                      Nominees for Shares.
 (a)(8)               Text of press release issued by Duke dated February 18, 1999, announcing the tender offer (English version).
 (a)(9)               Text of press release issued by Duke dated February 18, 1999, announcing the tender offer (Spanish version).
 (a)(10)              Text of Tombstone advertisement dated February 25, 1999, published in The Wall Street Journal.
 (a)(11)              Notice of Guaranteed Delivery.
 (a)(12)              English translation of Notice of Intent to Acquire Control dated February 18, 1999, published in La
                      Segunda.*
 (a)(13)              Text of Press release issued by Duke dated February 23, 1999 (English Version).
 (a)(14)              English translation of supplement to Notice of Intent to Acquire Control dated February 25, 1999, published in El Mercurio.
 (a)(15)              English translation of Notice to Acquire Shares of Empresa Empresa Nacional de Electricidad S.A.
                      through a 'Remate' dated February 25, 1999 published in El Mercurio.
 (b)(1)               Credit Agreement dated as of August 25, 1997 among Duke Capital, the banks listed therein and The
                      Chase Manhattan Bank, as administrative agent (filed as an exhibit to Duke Capital's Current Report on Form 8-K dated February 24, 1999)**
 (b)(2)               Credit Agreement dated as of August 24, 1998 among Duke Capital, the banks listed therein and The
                      Chase Manhattan Bank, as administrative agent (filed as an exhibit to Duke Capital's Current Report on Form 8-K dated February 24, 1999)**
 (b)(3)               Commitment letter dated February 24, 1999 between Duke Capital and NationsBank, N.A.
 (f)(1)               Slide presentation to analysts.

------------

*  To be filed by amendment

** Incorporated by reference

                                                                  EXHIBIT (a)(1)

           U.S. OFFER TO PURCHASE FOR CASH SHARES OF COMMON STOCK AND
            AMERICAN DEPOSITARY SHARES REPRESENTING IN THE AGGREGATE
                    UP TO 501,947,400 SHARES OF COMMON STOCK
                                       OF
                     EMPRESA NACIONAL DE ELECTRICIDAD S.A.
                                       AT
              CHILEAN PESOS 250 NET PER SHARE OF COMMON STOCK AND
             CHILEAN PESOS 7,500 NET PER AMERICAN DEPOSITARY SHARE
    (EACH AMERICAN DEPOSITARY SHARE REPRESENTING 30 SHARES OF COMMON STOCK)
                                       BY
                       DUKE ENERGY INTERNATIONAL, L.L.C.
                      A WHOLLY-OWNED, INDIRECT SUBSIDIARY
                                       OF
                            DUKE ENERGY CORPORATION

  THE U.S. OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, APRIL 9, 1999, UNLESS THE U.S. OFFER IS
                                   EXTENDED.

THIS OFFER (REFERRED TO HEREIN AS THE 'U.S. OFFER') IS BEING MADE IN CONJUNCTION WITH AN OFFER (THE 'CHILEAN OFFER' AND, TOGETHER WITH THE U.S.
 OFFER, THE 'OFFERS') BY DUKE ENERGY INTERNATIONAL, L.L.C. (THE 'PURCHASER')
   TO PURCHASE 3,680,947,436 SHARES OF COMMON STOCK, NO PAR VALUE (THE 'SHARES'), OF EMPRESA NACIONAL DE ELECTRICIDAD S.A. (THE 'COMPANY'). THE
    U.S. OFFER IS OPEN TO ALL HOLDERS OF AMERICAN DEPOSITARY SHARES
     ('ADSs') AND TO ALL HOLDERS OF SHARES WHO ARE NOT CHILEAN PERSONS
      (AS DEFINED BELOW). HOLDERS OF SHARES WHO ARE NOT CHILEAN PERSONS
      WILL NOT BE PERMITTED TO TENDER THEIR SHARES IN THE CHILEAN OFFER.

 THE OFFERS WILL NOT PROCEED UNLESS SHAREHOLDERS OF THE COMPANY APPROVE THE BYLAW AMENDMENTS (DESCRIBED BELOW) BY THE AFFIRMATIVE VOTE OF HOLDERS OF AT LEAST 75% OF THE OUTSTANDING SHARES (INCLUDING SHARES REPRESENTED BY ADSs) AT AN EXTRAORDINARY MEETING OF THE COMPANY'S SHAREHOLDERS. ALL HOLDERS OF SHARES AND/OR ADSs ARE URGED TO VOTE THEIR SHARES AND/OR ADSs IN FAVOR OF THE BYLAW AMENDMENTS, WHETHER OR NOT THEY INTEND TO TENDER THEIR SHARES AND/OR ADSs IN
                                  THE OFFERS.

THE CHILEAN OFFER WILL BE EFFECTED PURSUANT TO AN AUCTION TRANSACTION ON THE BOLSA DE COMERCIO DE SANTIAGO (THE 'SANTIAGO STOCK EXCHANGE'), COMMONLY
 REFERRED TO AS A 'REMATE' (THE 'CHILEAN AUCTION'). THE PURCHASER WILL
   PURCHASE SHARES DURING, BUT OUTSIDE OF, THE U.S. OFFER PURSUANT TO THE CHILEAN AUCTION. THESE PURCHASES MAY BE MADE AT PRICES HIGHER THAN THE
    U.S. OFFER PRICE. HOWEVER, IF PURCHASES ARE MADE AT A HIGHER PRICE,
     THEN, PRIOR TO THE EXPIRATION OF THE U.S. OFFER, THE U.S. OFFER PRICE
     WILL BE INCREASED TO                   THE HIGHEST PRICE PAID BY THE
                       PURCHASER IN THE CHILEAN AUCTION.

THE U.S. OFFER IS SUBJECT TO A NUMBER OF CONDITIONS, INCLUDING (I) SHAREHOLDER APPROVAL AT A MEETING HELD ON OR BEFORE APRIL 8, 1999 (THE 'BYLAW MEETING') OF
 AMENDMENTS TO ARTICLES 5 BIS AND 32 BIS OF THE COMPANY'S BYLAWS (TOGETHER,
  THE 'BYLAW AMENDMENTS') INCREASING THE PERCENTAGE OF SHARES THAT MAY BE BENEFICIALLY OWNED AND VOTED BY ONE SHAREHOLDER (OR GROUP OF SHAREHOLDERS)
   FROM 26% TO 65% OF THE OUTSTANDING SHARES OF THE COMPANY AND THE
    EFFECTIVENESS UNDER APPLICABLE CHILEAN LAW OF THE BYLAW AMENDMENTS (THE
     'BYLAW AMENDMENT CONDITION') AND (II) THE PURCHASE IN THE CHILEAN
     AUCTION BY THE PURCHASER OF 3,680,947,436 SHARES (THE 'AUCTION CONDITION'). THIS U.S. OFFER IS SUBJECT TO OTHER CUSTOMARY TERMS AND
                   CONDITIONS. PLEASE SEE 'SECTION 15. CERTAIN CONDITIONS
                              OF THE U.S. OFFER.'

AS OF THE DATE HEREOF, THE BOARD OF DIRECTORS OF THE COMPANY HAS NOT REVIEWED THE U.S. OFFER AND HAS NOT TAKEN A POSITION WITH RESPECT TO THE U.S. OFFER.
 PURSUANT TO RULE 14e-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF
   1934, AS AMENDED (THE 'EXCHANGE ACT'), WITHIN 10 BUSINESS DAYS AFTER THE DATE OF THIS U.S. OFFER TO PURCHASE, THE COMPANY IS REQUIRED TO PROVIDE
      THE COMPANY'S SECURITY HOLDERS A STATEMENT OF
          ITS POSITION WITH RESPECT TO THE U.S. OFFER

    To assist you in connection with the U.S. Offer, please contact the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this U.S. Offer to Purchase. Additional copies of this U.S. Offer to Purchase, Form of Acceptance, ADS Letter of Transmittal and ADS Notice of Guaranteed Delivery also may be obtained from the Information Agent, the Dealer Manager, brokers, dealers, commercial banks or trust companies.

                   The Dealer Manager for the U.S. Offer is:

                                     [Logo]

February 25, 1999

                             IMPORTANT INFORMATION

     TENDERS BY HOLDERS OF SHARES. Any holder of Shares of the Company desiring to tender all or any portion of the Shares owned by such holder in the U.S. Offer should either (1) complete and sign the Form of Acceptance (or a copy thereof) in accordance with the instructions in the Form of Acceptance and mail or deliver it together with the Titulo(s) (certificate(s) of title) evidencing such tendered Shares and all other required documents to Harris Trust Company of New York, as receiving agent for the U.S. Offer (the 'RECEIVING AGENT'), or tender such Shares pursuant to the procedures for book-entry transfer set forth in 'Section 3. Procedure for Accepting the U.S. Offer -- Holders of Endesa-Chile Shares' or (2) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. A shareholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if he or she desires to tender such Shares. If the Purchaser is required to accept for payment tendered Shares and/or ADSs on a pro rata basis because more than 501,947,400 Shares are validly tendered prior to the Expiration Date and not withdrawn, Shares will be purchased only in multiples of 30 Shares.

     TENDERS BY HOLDERS OF ADSs. Any holder of ADSs desiring to tender all or any portion of the ADSs owned by such holder should either (1) complete and sign the ADS Letter of Transmittal or a copy thereof in accordance with the instructions contained in the ADS Letter of Transmittal and mail or deliver the ADS Letter of Transmittal together with the American Depositary Receipts (the 'ADRS') evidencing tendered ADSs and all other required documents to the Receiving Agent or tender such ADSs pursuant to the procedures for book-entry transfer set forth in 'Section 4. Procedure for Accepting the U.S.
Offer -- Holders of Endesa-Chile ADSs' or (2) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. A holder having ADSs registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if he or she desires to tender such ADSs. Any holder of ADSs who desires to tender ADSs and whose certificates evidencing such ADSs are not immediately available and cannot deliver such ADSs and all other required documents to the Receiving Agent by the expiration of the U.S. Offer or who cannot comply with the procedures for book-entry transfer on a timely basis must tender such ADSs pursuant to the guaranteed delivery procedure set forth in 'Section 4. Procedure for Accepting the U.S. Offer -- Holders of Endesa-Chile ADSs.'

     CONSENT TO BYLAW AMENDMENTS. Holders of Shares who desire to vote their Shares in favor of the Bylaw Amendments should either (1) appear in person at the Bylaw Meeting and vote such Shares or (2) complete and deliver the Power of Attorney included in the Form of Acceptance, in accordance with the instructions set forth therein. Holders of ADSs who desire to vote in favor of the Bylaw Amendments and who have questions as to voting procedures should contact the Information Agent at (888) 750-5834 or (212) 750-5833 or the Dealer Manager at
(800) 881-8320.

     SETTLEMENT OF U.S. OFFER PRICE. The purchase price for the ADSs accepted for payment pursuant to the U.S. Offer will be paid in U.S. dollars, with the dollar amount thereof being determined by reference to the average exchange rate at which commercial banks conduct authorized transactions in Chile as determined by the Central Bank of Chile and published in the Official Gazette of Chile (the 'OBSERVED EXCHANGE RATE') as in effect on the date of payment. The purchase price for the Shares accepted for payment pursuant to the U.S. Offer will be paid in Chilean pesos. All tendering holders will bear exchange rate risks and costs if they wish to convert the currency received into another currency. In addition, the right of a holder of Shares to convert Chilean pesos received upon the sale of its Shares pursuant to the U.S. Offer into another currency and to expatriate these proceeds to a country other than Chile may be affected by the terms of the foreign investment contract pursuant to which such holder acquired its Shares. See 'Section 2. Acceptance for Payment.'

                               TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                              ----

INTRODUCTION...............................................................................................     1

RELIEF GRANTED BY THE COMMISSION...........................................................................     2

CONSENT TO BYLAW AMENDMENTS................................................................................     3

THE U.S. OFFER.............................................................................................     4

      1. Terms of the U.S. Offer; Expiration Date..........................................................     4
      2. Acceptance for Payment............................................................................     5
      3. Procedure for Accepting the U.S. Offer -- Holders of Endesa-Chile Shares..........................     6
      4. Procedure for Accepting the U.S. Offer -- Holders of Endesa-Chile ADSs............................     8
      5. Withdrawal Rights.................................................................................    10
      6. Certain Tax Considerations........................................................................    11
      7. Price Range of Shares and ADSs; Dividends.........................................................    13
      8. Certain Information Concerning the Company........................................................    15
      9. Certain Information Concerning the Purchaser and Duke.............................................    19
     10. Source and Amount of Funds........................................................................    23
     11. Background of the Offers; Past Contacts, Transactions or Negotiations with the Company............    24
     12. Purpose of the Offers; Plans for the Company......................................................    26
     13. Effect of the Offers on the Market for the Shares and ADSs; Registration of Shares under the
         Exchange Act; Margin Regulations..................................................................    27
     14. Extension of Tender Period; Termination; Amendment................................................    28
     15. Certain Conditions of the U.S. Offer..............................................................    29
     16. Certain Legal Matters; Regulatory Approvals.......................................................    30
     17. Fees and Expenses.................................................................................    32
     18. Miscellaneous.....................................................................................    33

Schedule I Information Concerning the Directors and Executive Officers of Duke, the Purchaser, Duke Global
           Asset Development, Inc., Duke Energy Services, Inc., PanEnergy Corp., and Duke Capital
           Corporation.....................................................................................    34

To the Holders of Shares of Common Stock and of American Depositary Shares of Empresa Nacional de Electricidad S.A.:

                                  INTRODUCTION

     Duke Energy International, L.L.C., a Delaware limited liability company (the 'PURCHASER') and a wholly-owned, indirect subsidiary of Duke Energy Corporation, a North Carolina corporation ('DUKE'), hereby offers to purchase for cash as herein provided shares of Common Stock, no par value (the 'SHARES'), of Empresa Nacional de Electricidad S.A., a publicly-traded stock corporation incorporated under the laws of the Republic of Chile (the 'COMPANY' or 'ENDESA-CHILE'), plus a number of American Depositary Shares, each representing 30 Shares (the 'ADSs'), which Shares and ADSs represent, in the aggregate, up to 501,947,400 Shares, at a price of Chilean pesos 250 per Share, net to the seller in cash and without interest thereon, and at a price of Chilean pesos 7,500 per ADS, net to the seller in cash and without interest thereon, in each case upon the terms and subject to the conditions set forth in this U.S. Offer to Purchase and in the related Form of Acceptance, ADS Letter of Transmittal and ADS Notice of Guaranteed Delivery (which, as amended or supplemented from time to time, together constitute the 'U.S. OFFER').

     Concurrent with the U.S. Offer, the Purchaser is making the Chilean Offer for 3,680,947,436 Shares. The aggregate number of Shares (including Shares represented by ADSs) sought in the two Offers is 4,182,894,836 Shares (51% of the outstanding Shares).

     The Purchaser will purchase Shares during, but outside of, the U.S. Offer pursuant to the Chilean Auction. These purchases may be made at prices higher than the U.S. Offer price. However, if such purchases are made at a higher price, then, prior to the expiration of the U.S. Offer, the price for all Shares and ADSs purchased in the U.S. Offer will be increased to the highest price paid by the Purchaser in the Chilean Auction.

     The Estatutos of the Company (the 'BYLAWS') currently prohibit any person from owning and from voting, directly or indirectly through related parties, more than 26% of the voting capital stock of the Company. Accordingly, the Offers are subject to the satisfaction of the Bylaw Amendment Condition. In order for this condition to be satisfied, an extraordinary meeting of the Company's shareholders (the 'BYLAW MEETING') must be called to consider amendments to Articles 5 bis and 32 bis of the Bylaws (together the 'BYLAW AMENDMENTS') to increase the percentage of Shares that a single shareholder (or group of shareholders) may beneficially own and vote in the Company from 26% to 65% of the outstanding Shares of the Company. As of the date of this U.S. Offer to Purchase, the Company had not scheduled the Bylaw Meeting or established a record date for such meeting. Approval of the Bylaw Amendments requires the affirmative vote of at least 75% of the outstanding Shares (including Shares represented by ADSs).

     Duke and the Purchaser urge all holders of Shares and ADSs to vote their Shares and/or ADSs in favor of the Bylaw Amendments at the Bylaw Meeting when it is called by the Company regardless of whether such holders intend to tender their Shares and/or ADSs in the U.S. Offer.

     Should holders of at least 75% of the outstanding Shares approve the Bylaw Amendments, Chilean law requires the publication and recording of the shareholder approval before the Bylaw Amendments will be effective. The time required to obtain the publication and recording of the shareholder approval is uncertain. While there can be no assurance as to this timing, Duke's Chilean counsel advises that these actions could be accomplished within 10 business days.

     The U.S. Offer currently is scheduled to expire at 12:00 midnight, New York City time, on Friday, April 9, 1999. The Chilean Auction will be scheduled to occur as soon as practicable (and, in any event, within 20 Chilean trading days) after effectiveness of the Bylaw Amendments. Subject to applicable law and to the extent practicable, the U.S. Offer will be extended as necessary to cause the U.S. Offer to expire no later than 24 hours after the completion of the Chilean Auction.

     Tendering holders of Shares whose Shares are registered in their own name and who tender directly to the Receiving Agent will not be obligated to pay brokerage fees, commissions or stock transfer taxes on the sale of their Shares pursuant to the U.S. Offer. Tendering holders of ADSs who have ADSs registered in their own name and who tender directly to the Receiving Agent will not be obligated to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the ADS Letter of Transmittal, transfer taxes on the sale of their ADSs pursuant to the U.S. Offer. The Purchaser will pay all charges and expenses of Credit Suisse First Boston Corporation ('CSFB' or the 'DEALER MANAGER'), Harris Trust Company of New York (the 'RECEIVING AGENT') and Innisfree M&A Incorporated (the 'INFORMATION AGENT') incurred in connection with the U.S. Offer. See 'Section 17. Fees and Expenses.'

     According to the Company's Annual Report on Form 20-F for the year ended December 31, 1997 (the 'COMPANY 20-F'), filed by the Company with the U.S. Securities and Exchange Commission (the 'COMMISSION'), as of December 31, 1997 there were 8,201,754,580 Shares outstanding, including 899,538,180 Shares represented by ADSs. As of the date hereof, Duke does not beneficially own any Shares or ADSs. If Shares and/or ADSs representing 4,182,894,836 Shares are validly tendered and accepted for payment pursuant to the Offers, Duke would beneficially own in the aggregate approximately 51% of the outstanding Shares (based on the number of Shares reported to be outstanding as of December 31, 1997).

     THE PURPOSE OF THE U.S. OFFER AND THE CHILEAN OFFER IS TO ACQUIRE CONTROL OF, AND A MAJORITY OF THE EQUITY INTEREST IN, THE COMPANY. DUKE INTENDS, AS SOON AS PRACTICABLE AFTER CONSUMMATION OF THE OFFERS, TO SEEK MAJORITY REPRESENTATION ON THE COMPANY'S BOARD OF DIRECTORS.

     THIS U.S. OFFER TO PURCHASE AND THE RELATED FORM OF ACCEPTANCE, ADS LETTER OF TRANSMITTAL AND THE ADS NOTICE OF GUARANTEED DELIVERY CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE U.S. OFFER.

                        RELIEF GRANTED BY THE COMMISSION

     In order to facilitate the making of the U.S. Offer, the Commission has issued orally an order (the 'COMMISSION ORDER') granting Duke and its subsidiaries (including the Purchaser) relief with respect to certain rules under the Exchange Act. Specifically, the Commission Order confirms that (1) the Chilean Offer may be conducted without compliance with Section 14(d) of the Exchange Act and the rules promulgated thereunder and (2) subject to the condition that Duke make the Chilean Offer available to all holders of Shares excluded from the U.S. Offer, Duke is not required by Rule 14d-10 under the Exchange Act to make the U.S. Offer available to holders who are eligible to participate in the Chilean Offer. In addition, the Division of Corporation Finance of the Commission has orally confirmed that it will not recommend that the Commission take enforcement action as a result of Duke commencing the U.S. Offer within six, rather than five, U.S. business days from the date it publicly announced the Offers.

     The Commission has also orally granted Duke and its subsidiaries, CSFB, Duke's Chilean stockbroker and other nominees or brokers of Duke or its subsidiaries, in each case acting as their agents, certain exemptive relief from the provisions of Rule 10b-13 under the Exchange Act (the '10b-13 EXEMPTION'). Rule 10b-13 prohibits a person making a cash tender offer for an equity security registered under Section 12 of the Exchange Act from, directly or indirectly, purchasing or making any arrangement to purchase such equity security or any security convertible into, or exchangeable for such equity security, otherwise than pursuant to the tender offer, from the time the offer is publicly announced until its expiration. Accordingly, in the absence of the exemptive relief, the application of Rule 10b-13 would prohibit the Purchaser and its affiliates from purchasing Shares pursuant to the Chilean Auction. The 10b-13 Exemption permits the purchase of Shares by the Purchaser and its affiliates pursuant to the Chilean Auction during (but outside) the U.S. Offer and the entering, by such persons, into such arrangements and agreements and the taking by such persons of such other steps, as may be necessary or advisable under Chilean law and stock exchange requirements to effect the Chilean Auction.

     Duke and its subsidiaries have agreed that the 10b-13 Exemption is subject to the following conditions: (1) no purchases or arrangements to purchase Shares (including ADSs representing

Shares) shall be made in the United States other than pursuant to the U.S. Offer and no such purchases shall be made outside of the United States except pursuant to the Chilean Auction; (2) Duke shall promptly disclose in the United States and Chile, by means of a press release, information regarding purchases of Shares in the Chilean Auction, shall provide such information upon request to holders or beneficial owners of Shares without charge to such persons and shall disclose information regarding such purchases to the Superintendencia de Valores y Seguros (the 'CHILEAN SECURITIES COMMISSION' or 'SVS') and the Santiago Stock Exchange as required by the rules and regulations of such authorities; (3) Duke shall provide to the Division of Market Regulation of the Commission (the 'DIVISION'), upon request, a daily time-sequenced schedule of all purchases of Shares made outside the U.S. Offer and prior to the termination or expiration of the U.S. Offer, on a transaction by transaction basis, including: (a) size, broker (if any), time of execution and price of each purchase and (b) identification of the exchange, quotation system or other facility through which the purchase occurred; (4) if Duke or its subsidiaries increase the price paid in the Chilean Auction, then, prior to the expiration of the U.S. Offer, Duke and its subsidiaries shall increase the price in the U.S. Offer to be the highest price paid by Duke or any of its subsidiaries for Shares in the Chilean Auction; (5) the Statement on Schedule 14D-1 (the '14D-1') filed by Duke and the Purchaser with the Commission and this U.S. Offer to Purchase shall disclose that if Duke or its subsidiaries increase the price paid in the Chilean Auction, then, prior to the expiration of the U.S. Offer, Duke and its subsidiaries shall increase the price in the U.S. Offer to the highest price paid by Duke or any of its subsidiaries for Shares in the Chilean Auction; (6) Duke and its subsidiaries shall comply with any applicable Chilean laws and any applicable rules of the Santiago Stock Exchange; (7) Duke and its subsidiaries shall retain all documents and other information required to be maintained pursuant to the exemption for a period of not less than two years from the date of termination of the U.S. Offer; (8) upon the request of the Division, Duke and its subsidiaries shall transmit the information specified in clause (3) to the Division at its offices in Washington, D.C. within 30 days of its request; (9) representatives of Duke and its subsidiaries shall be made available (in person at the offices of the Division in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to their records; and (10) except as otherwise exempted, Duke and its subsidiaries shall comply with Rule 10b-13.

     The Commission has indicated that it will confirm in writing the Commission Order and 'no action' relief described above.

                          CONSENT TO BYLAW AMENDMENTS

     THE OFFERS WILL NOT PROCEED UNLESS SHAREHOLDERS OF THE COMPANY APPROVE THE BYLAW AMENDMENTS BY THE AFFIRMATIVE VOTE OF HOLDERS OF AT LEAST 75% OF THE OUTSTANDING SHARES (INCLUDING SHARES REPRESENTED BY ADSs).

     Duke expects that the Company will schedule an extraordinary shareholders' meeting to vote on the Bylaw Amendments, although as of the date of this U.S. Offer to Purchase, the Company has not yet done so. Failure to hold this meeting on or before April 8, 1999 will result in a failure of a condition to the U.S. Offer. Duke urges all holders of Shares and ADSs to vote their Shares and/or ADSs in favor of the Bylaw Amendments regardless of whether such holders intend to tender their Shares and/or ADSs in the U.S. Offer.

     Pursuant to Chilean law, the Bylaw Amendments, even if adopted by the holders of 75% of the outstanding Shares as required by the Bylaws, will not become effective until they are published and recorded. While there can be no assurance as to this timing, Duke's Chilean counsel advises that these actions could be accomplished within 10 business days. The Bylaw Amendment Condition to the U.S. Offer will not be satisfied until the Bylaw Amendments are effective under Chilean law.

     VOTING PROCEDURES -- HOLDERS OF SHARES. In order to vote Shares in favor of the Bylaw Amendments, holders of Shares must either (1) appear in person at the Bylaw Meeting when it is scheduled by the Company and vote their Shares or (2) complete and deliver the Power of Attorney included in the Form of Acceptance, in accordance with the instructions set forth therein.

     VOTING INSTRUCTIONS -- HOLDERS OF ADSs. Holders of ADSs who desire to vote in favor of the Bylaw Amendments and who have questions as to voting procedures should contact the Information Agent at (888) 750-5834 or (212) 750-5833 or the Dealer Manager at (800) 881-8320.

     The Deposit Agreement pursuant to which the ADSs are issued provides that, upon receipt of any notice of any meeting of holders of Shares, the ADS Depositary will provide to the ADS holders copies of all materials received by it and request from such holders voting instructions. Upon receipt of any such instructions, the ADS Depositary is required to vote or cause to be voted (or to grant a proxy to a person designated by the Company to vote) the ADSs in accordance with the instructions set forth in such request. The ADS Depositary shall not, under any circumstance, exercise any voting discretion over the ADSs. If no voting instructions are received by the ADS Depositary on or before the record date with respect to any vote of shareholders, then a holder shall be deemed to have instructed the ADS Depositary to give a discretionary proxy with full powers of substitution to the Chairman of the Board of Directors of the Company (or a person designated by him) on any matters other than contested matters that may affect substantially the rights or privileges attributable to the ADSs. Currently, Citibank, N.A. is the ADS Depositary.

     UNLESS OTHERWISE SPECIFICALLY PROVIDED IN THE ADS LETTER OF TRANSMITTAL, BY EXECUTING AN ADS LETTER OF TRANSMITTAL, THE HOLDER THEREBY INSTRUCTS THE ADS DEPOSITARY TO VOTE ALL ADSs HELD BY SUCH HOLDER IN FAVOR OF THE BYLAW AMENDMENTS.

                                 THE U.S. OFFER

     1. TERMS OF THE U.S. OFFER; EXPIRATION DATE.

     Upon the terms and subject to the conditions set forth in the U.S. Offer, the Purchaser will accept for payment and pay for Shares and ADSs representing in the aggregate up to 501,947,400 Shares that are validly tendered by the Expiration Date and not withdrawn as provided in Section 5. The term 'EXPIRATION DATE' shall mean 12:00 midnight, New York City time, on Friday, April 9, 1999, unless the Purchaser shall have extended the period of time for which the U.S. Offer is open, in which event the term 'EXPIRATION DATE' shall mean the latest time and date at which the U.S. Offer, as so extended by the Purchaser, shall expire.

     If Shares and/or ADSs representing in the aggregate more than 501,947,400 Shares are validly tendered by the Expiration Date and not withdrawn, the Purchaser will, upon the terms and subject to the conditions of the U.S. Offer, purchase such Shares and ADSs on a pro rata basis. If proration of tendered Shares and ADSs is required, Shares will be purchased only in multiples of 30 Shares (a 'SHARE MULTIPLE'). Proration for each holder of Shares will be based on the ratio that the number of Share Multiples tendered by such holder bears to the sum of the number of Share Multiples tendered by all tendering holders of Shares plus the number of ADSs tendered by all tendering holders of ADSs. Proration for each holder of ADSs will be based on the ratio that the number of ADSs tendered by such holder bears to the sum of the number of Share Multiples tendered by all tendering holders of Shares plus the number of ADSs tendered by all tendering holders of ADSs. If not more than 501,947,400 Shares (including Shares represented by ADSs) are validly tendered by the Expiration Date and not withdrawn, the Purchaser will, upon the terms and subject to the conditions of the U.S. Offer, purchase all Shares and/or ADSs so tendered and not withdrawn.

     If proration of tendered Shares and/or ADSs is required, because of the difficulty of determining the number of Shares and ADSs validly tendered and not withdrawn, the Purchaser does not expect to be able to announce the final results of such proration until at least seven New York Stock Exchange ('NYSE') trading days after the Expiration Date. Preliminary results of such proration will be announced by press release as promptly as practicable after such date. Holders of Shares and ADSs may obtain preliminary information from the Dealer Manager or the Information Agent and may be able to obtain such information from their brokers. The Purchaser will not pay for any Shares or ADSs accepted for payment pursuant to the U.S. Offer until the final proration factor is known.

     The U.S. Offer is subject to certain conditions set forth in Section 15, including satisfaction of the Bylaw Amendment Condition and the Auction Condition. If any such condition is not satisfied, the Purchaser may terminate the U.S. Offer and return all tendered Shares and ADSs to tendering shareholders, extend the U.S. Offer and, subject to withdrawal rights as set forth in Section 5, retain all such Shares and ADSs until the expiration of the U.S. Offer as so extended, waive such conditions and, subject to any requirement to extend the period of time during which the U.S. Offer is open, purchase all Shares and ADSs validly tendered by the Expiration Date and not withdrawn, or delay acceptance for payment or payment of Shares and ADSs, subject to applicable law, until satisfaction or waiver of the conditions of the U.S. Offer. For a description of the Purchaser's right to extend the period of time during which the U.S. Offer is open and to amend, delay or terminate the U.S. Offer, see Sections 14 and 15.

     A request has been made to the Company for the use of its shareholder registry and security position listings for the purpose of disseminating the U.S. Offer to holders of Shares and ADSs. This U.S. Offer to Purchase and the related Form of Acceptance, ADS Letter of Transmittal and ADS Notice of Guaranteed Delivery will be mailed to record holders of Shares and ADSs, respectively, who are not Chilean Persons and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares and ADSs.

     2. ACCEPTANCE FOR PAYMENT.

     Upon the terms and subject to the conditions of the U.S. Offer, the Purchaser will accept for payment and pay for Shares and ADSs validly tendered by the Expiration Date and not withdrawn as soon as practicable after the later of the Expiration Date and the satisfaction or waiver of the conditions set forth in Section 15. In addition, the Purchaser reserves the right, in its sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares and ADSs in order to comply in whole or in part with any applicable law. For a description of the Purchaser's right to terminate the U.S. Offer and not accept for payment or pay for Shares and/or ADSs or to delay acceptance for payment or payment for Shares and ADSs, see Section 14.

     For purposes of the U.S. Offer, the Purchaser shall be deemed to have accepted for payment tendered Shares and ADSs when, as and if the Purchaser gives oral or written notice to the Receiving Agent of its acceptance of the tenders of such Shares and ADSs. Payment for Shares and ADSs accepted for payment pursuant to the U.S. Offer will be made by deposit of the purchase price with the Receiving Agent which will act as agent for the tendering shareholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering shareholders. In all cases, payment for Shares and ADSs accepted for payment pursuant to the U.S. Offer will be made only after timely receipt by the Receiving Agent of Titulo(s) for such Shares and ADRs for such ADSs (or of a confirmation of a book-entry transfer of such Shares and ADSs, into the Receiving Agent's account at the Book-Entry Transfer Facility (as defined in Section 4)), a properly completed and duly executed Form of Acceptance (in the case of Shares) or ADS Letter of Transmittal (in the case of ADSs) (or facsimiles thereof) and all other required documents Accordingly, payment may be made to tendering shareholders at different times if delivery of the Shares and ADSs and other required documents occur at different times. For a description of the procedure for tendering Shares and ADSs pursuant to the U.S. Offer, see Sections 3 and 4. Payment for Shares and ADSs also may be delayed in the event of proration due to the difficulty of determining the number of Shares and ADSs validly tendered. Under no circumstances will interest be paid by the Purchaser on the consideration paid for Shares and ADSs pursuant to the U.S. Offer regardless of any delay in making such payments.

     If the Purchaser increases the consideration to be paid for Shares and ADSs pursuant to the U.S. Offer, the Purchaser will pay such increased consideration for all Shares and ADSs purchased pursuant to the U.S. Offer.

     Each sale of ADSs pursuant to the U.S. Offer will be settled in U.S. dollars after conversion from Chilean pesos based on the Observed Exchange Rate in effect on the date of payment. Each sale of Shares pursuant to the U.S. Offer will be settled in Chilean pesos. All tendering holders will bear exchange rate costs and risks if they wish to convert the currency received into other currencies. The right of a holder of Shares to convert the Chilean pesos received upon the sale of its Shares pursuant to the U.S. Offer into another currency and to expatriate these proceeds to a country other than Chile may be affected by the terms of the foreign investment contract pursuant to which such holder acquired its Shares. Shareholders should be aware that they will bear additional exchange rate risks should the U.S. Offer be extended (including, for example, in case the purchase price is increased either in the Chilean Offer or the U.S. Offer) or should proration of Shares and ADSs tendered in the U.S. Offer be required.

     The Purchaser reserves the right to transfer or assign, in whole or, from time to time, in part, to one or more of its affiliates the right to purchase Shares and ADSs tendered pursuant to the U.S. Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the U.S. Offer or prejudice the rights of tendering shareholders to receive payment for Shares and ADSs validly tendered and accepted for payment.

     If any tendered Shares and ADSs are not purchased pursuant to the U.S. Offer for any reason, or if certificates are submitted for more Shares and ADSs than are tendered, certificates for such unpurchased or untendered Shares and ADSs will be returned (or, in the case of Shares and ADSs tendered by book-entry transfer, such Shares and ADSs will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to the tendering shareholder, as promptly as practicable following the expiration or termination of the U.S. Offer.

     3. PROCEDURE FOR ACCEPTING THE U.S. OFFER -- HOLDERS OF ENDESA-CHILE
SHARES.

     Any persons other than Chilean Persons who hold Shares and who desire to accept the U.S. Offer in respect of all or any portion of such holder's Shares should complete Boxes 1 and 3 and, if appropriate, Box 4 and sign Box 2 of the Form of Acceptance in accordance with the instructions printed thereon. An accepting holder of Shares should submit the completed Form of Acceptance, together with the Titulo(s) evidencing ownership of Shares, or a certificate from the Deposito Central de Valores (the 'DCV') evidencing the number of Shares held on deposit in the case of Shares held at the DCV, a duly signed Traspaso stock transfer with the number of Shares in blank and power of attorney to complete such a Traspaso in the manner provided in the Form of Acceptance and in the case of Shares held on deposit at the DCV, a letter to the DCV instructing the DCV to perform a book-entry transfer in favor of the Purchaser to the Receiving Agent by mail at the address shown on the back cover of this U.S. Offer to Purchase, or preferably by hand delivery during normal business hours to the same address. References in this Section to a holder of Shares shall include references to the person or persons executing a Form of Acceptance and, in the event of more than one person executing a Form of Acceptance, the provisions of this Section shall apply to them jointly and severally. As used herein, 'CHILEAN PERSONS' means individuals of Chilean nationality or legal entities incorporated in Chile in accordance with Chilean law who, in each case, are not 'U.S. Persons' as defined in Rule 902(o) of Regulation S under the Securities Act.

     BOOK-ENTRY TRANSFER. Shares held in book-entry form may be tendered by sending or submitting by hand to the Receiving Agent at its address set forth on the back cover of this U.S. Offer to Purchase a completed Form of Acceptance, together with a duly signed Traspaso with the number of Shares in blank together with (i) a letter to the DCV instructing the DCV to perform a book-entry transfer in favor of the Purchaser for such number of Shares as may be specified in the Traspaso in accordance herewith; and (ii) the certificate issued by the DCV evidencing the number of Shares held on deposit with such facility and indicating that such Shares are free and clear of liens, pledges or encumbrances.

     CERTIFICATES OF TITLE AND/OR OTHER DOCUMENT(s) OF TITLE. If the Titulo(s) are not readily available, the Form of Acceptance should nevertheless be completed, signed and returned to the Receiving Agent as soon as possible and the Titulo(s) should be forwarded as soon as possible thereafter. If the Titulo(s) are lost, the holder of Shares should follow the procedures set forth in

Article 21 of the Rules of Law 18.046 of the Chilean Companies Law and thereupon request the Gerente General of the Company, at Santa Rosa 76, Santiago, Chile, telephone (562) 630-9000, to issue substitute Titulo(s). When completed, the new Titulo(s) must be submitted to the Receiving Agent, in accordance with the above-described procedure, in support of the Form of Acceptance.

     THE METHOD OF DELIVERY OF TITULO(s) FOR SHARES AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE RECEIVING AGENT. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE A TIMELY DELIVERY. IF TITULO(s) FOR SHARES ARE SENT BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

     FORM OF ACCEPTANCE. Each holder of Shares by whom or on whose behalf a Form of Acceptance is executed irrevocably undertakes, represents, warrants and agrees to and with the Purchaser (so as to bind the holder and the holder's personal representatives, heirs, successors and assigns) to the following effect:

     (a) that the execution of a Form of Acceptance shall constitute: (i) an acceptance of the U.S. Offer in respect of the number of Shares inserted or deemed to be inserted in Box 1 of the Form of Acceptance; and (ii) an undertaking to execute all further documents and give all further assurances which may be required to enable the Purchaser to obtain the full benefit of this Section and/or perfect any of the authorities expressed to be given hereunder, on and subject to the terms and conditions set out or referred to in this document and the Form of Acceptance and that, subject only to the rights set out in 'Section 5. Withdrawal Rights,' each such acceptance shall be irrevocable;

     (b) that the Shares in respect to which the U.S. Offer is accepted or deemed to be accepted are sold free from all liens, equities, charges and encumbrances and together with all rights now or hereafter attaching thereto, including voting rights and the right to all dividends, other distributions and interest payments hereafter declared, made or paid;

     (c) that the execution of the Form of Acceptance constitutes, subject to the accepting holder not having validly withdrawn his or her acceptance, the irrevocable appointment of any of the Receiving Agent acting on behalf of the Purchaser, its directors and agents as such holder's attorney and/or agent (the 'ATTORNEY') and an irrevocable instruction to the attorney to complete and execute his or her signed Traspaso and all or any form(s) of transfer and/or other document(s) at the discretion of the attorney in relation to the Shares referred to in paragraph (a) above in respect of which the accepting holder of Shares has not validly withdrawn acceptance in favor of the Purchaser or such other person or persons as the Purchaser may direct and to deliver such form(s) of transfer and/or other document(s) at the discretion of the attorney together with the Titulo(s) and/or other document(s) of title relating to such Shares and to do all such other acts and things as may in the opinion of the attorney be necessary or expedient for the purpose of, or in connection with, the acceptance of the U.S. Offer and to vest in the Purchaser or its nominee(s) the Shares as aforesaid;

     (d) that the execution of the Form of Acceptance constitutes, subject to the accepting holder of Shares not having validly withdrawn its acceptance, an irrevocable authority and request (i) to the Company, its Gerente General or its agents to procure the registration of the transfer of the Shares pursuant to the U.S. Offer and the delivery of the new Titulo(s) and/or other document(s) of title in respect thereof to the Purchaser or as the Purchaser may direct; and
(ii) to the Purchaser or its agents to record and act upon any instructions with regard to notices and payments which have been recorded in the records of the Company in respect of such holder's holding(s) of Shares;

     (e) that the holder of Shares will deliver to the Receiving Agent at the address shown on the back page of the U.S. Offer to Purchase such holder's Titulo(s) and/or document(s) of title in respect of the Shares referred to in paragraph (a) or an indemnity acceptable to the Purchaser in lieu thereof, as soon as possible;

     (f) that this Section shall be incorporated in and form part of the Form of Acceptance, which shall be read and construed accordingly; and

     (g) that the holder agrees to ratify each and every act or thing which may be done or effected by the Purchaser or any of its directors or agents or the Company or its agents, as the case may be, in the proper exercise of any of its power and/or authorities thereunder.

     PARTIAL TENDERS. If fewer than all of the Shares delivered to the Receiving Agent are to be tendered, the holder thereof should so indicate in the Form of Acceptance by filling in the number of Shares which are to be tendered in Box 1 of the Form of Acceptance. In such case, a new Titulo for the remainder of the Shares represented by the old Titulo will be sent to the person(s) signing such Form of Acceptance (or delivered as such person properly indicates thereon) as promptly as practicable following the date the tendered Shares are purchased.

     ALL SHARES DELIVERED TO THE RECEIVING AGENT WILL BE DEEMED TO HAVE BEEN TENDERED UNLESS OTHERWISE INDICATED. SEE INSTRUCTION 1 OF THE FORM OF ACCEPTANCE.

     ACCEPTANCE OF OFFER AND REPRESENTATIONS BY HOLDER. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder's acceptance of the U.S. Offer, as well as the tendering shareholder's representation and warranty that (a) such shareholder owns the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, (b) the tender of such Shares complies with Rule 14e-4, (c) such shareholder is not a Chilean Person and (d) such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Form of Acceptance. The Purchaser's acceptance for payment of Shares tendered pursuant to the U.S. Offer will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the U.S. Offer.

     MATTERS CONCERNING VALIDITY, ELIGIBILITY AND ACCEPTANCE. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. The Purchaser reserves the absolute right to reject any or all tenders of Shares determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of Shares. None of Duke, the Purchaser, the Dealer Manager, the Receiving Agent, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or incur any liability for failure to give any such notification.

     IF YOU ARE IN ANY DOUBT ABOUT THE PROCEDURE FOR TENDERING SHARES, PLEASE TELEPHONE THE INFORMATION AGENT AT (888) 750-5834 OR (212) 750-5833 OR THE DEALER MANAGER AT (800) 881-8320.

     4. PROCEDURE FOR ACCEPTING THE U.S. OFFER -- HOLDERS OF ENDESA-CHILE ADSs.

     To tender ADSs pursuant to the U.S. Offer, either (a) a properly completed and duly executed ADS Letter of Transmittal (or facsimile thereof) and all other documents required by the ADS Letter of Transmittal must be received by the Receiving Agent at one of its addresses set forth on the back cover of this U.S. Offer to Purchase and either ADRs for the ADSs to be tendered must be received by the Receiving Agent at one of such addresses or such ADSs must be delivered pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery received by the Receiving Agent including an Agent's Message (as defined below) if the tendering shareholder has not delivered an ADS Letter of Transmittal), in each case by the Expiration Date, or
(b) the guaranteed delivery procedure described below must be complied with. The term 'AGENT'S MESSAGE' means a message, transmitted by the Book-Entry Transfer Facility (as hereinafter defined) to and received by the Receiving Agent and forming a part of a book-entry confirmation which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant tendering the ADSs which are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the ADS Letter of Transmittal and that the Company may enforce such agreement against such participant.

     BOOK-ENTRY DELIVERY. The Receiving Agent will establish an account with respect to the ADSs at The Depository Trust Company ('BOOK-ENTRY TRANSFER FACILITY') for purposes of the U.S. Offer within two business days after the date of this U.S. Offer to Purchase, and any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of ADSs by causing the Book-Entry Transfer Facility to transfer such ADSs into the Receiving Agent's account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of ADSs may be effected through book-entry transfer, the ADS Letter of Transmittal (or facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent's Message and any other required documents must, in any case, be received by the Receiving Agent at one of its addresses set forth on the back cover of the U.S. Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. DELIVERY OF THE ADS LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE RECEIVING AGENT.

     PARTIAL TENDERS. If fewer than all of the ADSs delivered to the Receiving Agent are to be tendered, the holder thereof should so indicate in the ADS Letter of Transmittal by filling in the number of ADSs which are to be tendered in the box entitled 'Number of ADSs Tendered' in the ADS Letter of Transmittal. In such case, a new ADR for the untendered ADSs represented by the old ADR will be sent to the person(s) signing such ADS Letter of Transmittal (or delivered as such person properly indicates thereon) as promptly as practicable following the date the tendered ADSs are purchased.

     ALL ADSs DELIVERED TO THE RECEIVING AGENT WILL BE DEEMED TO HAVE BEEN TENDERED UNLESS OTHERWISE INDICATED. SEE INSTRUCTION 4 OF THE ADS LETTER OF TRANSMITTAL.

     SIGNATURE GUARANTEES. Except as otherwise provided in the next sentence, all signatures on an ADS Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchanges Medallion Program (SEMP) or the New York Stock Exchange Medallion Program (MSP) (an 'ELIGIBLE INSTITUTION'). Signatures on an ADS Letter of Transmittal need not be guaranteed (a) if the ADS Letter of Transmittal is signed by the registered holder of the ADSs tendered therewith and such holder has not completed the box entitled 'Special Issuance Instructions' on the ADS Letter of Transmittal or (b) if such ADSs are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the ADS Letter of Transmittal.

     GUARANTEED DELIVERY. If a shareholder desires to tender ADSs pursuant to the U.S. Offer and cannot deliver such ADSs and all other required documents to the Receiving Agent by the Expiration Date, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such ADSs may nevertheless be tendered if all of the following conditions are met:

          (i) such tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed ADS Notice of Guaranteed Delivery substantially in the form provided by the Purchaser is received by the Receiving Agent (as provided below) by the Expiration Date; and

          (iii) the ADRs for such ADSs (or a confirmation of a book-entry transfer of such ADSs into the Receiving Agent's account at the Book-Entry Transfer Facility), together with a properly completed and duly executed ADS Letter of Transmittal (or facsimile thereof) with any required signature guarantee or an Agent's Message and any other documents required by the ADS Letter of Transmittal, are received by the Receiving Agent within five NYSE trading days after the date of execution of the ADS Notice of Guaranteed Delivery.

     The ADS Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram, telex or facsimile transmission to the Receiving Agent and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

     Notwithstanding any other provisions hereof, payment for ADSs accepted for payment pursuant to the U.S. Offer will in all cases be made only after receipt by the Receiving Agent within the permitted period of time of ADRs evidencing such ADSs, or of Book-Entry

Confirmation with respect to, a properly completed and duly executed ADS Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of book-entry transfer, an Agent's Message) and any other documents required by the ADS Letter of Transmittal. Accordingly, payment might not be made to all tendering holders at the same time and will depend upon when ADRs evidencing such ADSs are received by the Receiving Agent or Book-Entry Confirmations with respect to such ADSs are received into the Receiving Agent's account at the Book-Entry Transfer Facility.

     THE METHOD OF DELIVERY OF ADSs AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE RECEIVING AGENT. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE A TIMELY DELIVERY. IF CERTIFICATES FOR ADSs ARE SENT BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

     ACCEPTANCE OF U.S. OFFER AND REPRESENTATIONS BY HOLDER. The tender of ADSs pursuant to any one of the procedures described above will constitute the tendering shareholder's acceptance of the U.S. Offer, as well as the tendering shareholder's representation and warranty that (a) such shareholder owns the ADSs being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, (b) the tender of such ADSs complies with Rule 14e-4, (c) such shareholder is not a Chilean Person and (d) such shareholder has the full power and authority to tender and assign the ADSs tendered, as specified in the ADS Letter of Transmittal. The Purchaser's acceptance for payment of ADSs tendered pursuant to the U.S. Offer will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the U.S. Offer.

     MATTERS CONCERNING VALIDITY, ELIGIBILITY AND ACCEPTANCE. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of ADSs will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. The Purchaser reserves the absolute right to reject any or all tenders of ADSs determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of ADSs. None of Duke, the Purchaser, the Dealer Manager, the Receiving Agent, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or incur any liability for failure to give any such notification.

     IF YOU ARE IN ANY DOUBT ABOUT THE PROCEDURE FOR TENDERING ADSs, PLEASE TELEPHONE THE INFORMATION AGENT AT (888) 750-5834 OR (212) 750-5833 OR THE DEALER MANAGER AT (800) 881-8320.

     5. WITHDRAWAL RIGHTS.

     Tenders of Shares and ADSs made pursuant to the U.S. Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after April 26, 1999 unless theretofore accepted for payment as provided in this U.S. Offer to Purchase. If the Purchaser extends the period of time during which the U.S. Offer is open, is delayed in accepting for payment or paying for Shares and ADSs, or is unable to accept for payment or pay for Shares and ADSs pursuant to the U.S. Offer for any reason, then, without prejudice to the Purchaser's rights under the U.S. Offer, the Receiving Agent may, on behalf of the Purchaser retain all Shares and ADSs tendered, and such Shares and ADSs may not be withdrawn except as otherwise provided in this Section 5. Any such delay will be an extension of the U.S. Offer to the extent required by law.

     For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Receiving Agent at its address set forth on the back cover of this U.S. Offer to Purchase and must specify the name of the person who tendered the Shares and/or ADSs to be withdrawn and the number of Shares and/or ADSs to be withdrawn and the name of the registered holder of Shares and/or ADSs, if different from that of the person who tendered such Shares and/or ADSs. If the Shares and/or ADSs to be withdrawn have been delivered to the Receiving Agent, a signed notice of withdrawal with (except in the case of Shares and ADSs tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares and/or ADSs. In addition, such notice must specify, in the case of Shares and ADSs tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular Titulos and/or ADRs evidencing the Shares and/or ADSs to be withdrawn or, in the case of Shares and/or ADSs tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and/or ADSs. Withdrawals may not be rescinded, and Shares and ADSs withdrawn will thereafter be deemed not validly tendered for purposes of the U.S. Offer. However, withdrawn Shares and ADSs may be re-tendered by again following one of the procedures described in Section 3 or Section 4, as applicable, at any time prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. None of Duke, the Purchaser, the Dealer Manager, the Receiving Agent, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

     6. CERTAIN TAX CONSIDERATIONS.

     The following describes the material U.S. federal income tax and Chilean tax consequences of the sale of Shares and/or ADSs pursuant to the U.S. Offer.

     As used herein, the term 'U.S. HOLDER' means a beneficial owner of Shares and/or ADSs that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation or partnership created or organized under the laws of the United States or any political subdivision thereof; (iii) a trust if a court within the United States is able to exercise primary supervision of the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source. As used herein, the term 'NON-U.S. HOLDER' means a beneficial owner of Shares and/or ADSs that, for United States federal income tax purposes, is not a U.S. holder.

     As used herein, the term 'NON-CHILEAN HOLDER' means an owner of Shares that is not: (i) an individual, Chilean or foreigner, who is either domiciled in or a resident of Chile; (ii) a foreign individual who has been domiciled in or a resident of Chile for more than three years; (iii) a Chilean corporation or partnership; (iv) a foreign corporation or partnership that is domiciled in Chile or that has a permanent establishment within Chile; or (v) an estate subject to Chilean taxation. For purposes of Chilean tax law, an individual is a resident of Chile if he has resided in Chile for more than six consecutive months in one calendar year or for a total of six months, whether consecutive or not, in two consecutive tax years.

     U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following discussion is based upon United States federal income tax laws presently in force. This discussion is not a full description of all tax considerations that may be relevant to a decision to sell Shares and/or ADSs pursuant to the U.S. Offer. In particular, this discussion deals only with Shares and/or ADSs that are held as capital assets as defined in Section 1221 of the United States Internal Revenue Code of 1986, as amended (the 'CODE') and does not address the tax treatment of persons that are subject to special treatment under the U.S. federal income tax laws. Such persons include, but are not limited to (i) banks, financial institutions, securities dealers or traders and insurance companies, (ii) tax-exempt entities, (iii) persons that hold Shares and/or ADSs as a hedge or as part of a straddle or 'conversion transaction' with other investors for tax purposes, and persons whose functional currency is not the United States dollar, (iv) persons owning directly, indirectly or by attribution, currently or during the past five years, 10% or more of the Shares and/or ADSs, (v) persons who acquired Shares and/or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation or (vi) certain expatriates or former long-term residents of the United States. Moreover, the effect of any applicable United States state or local tax laws is not discussed herein.

     U.S. HOLDERS

     SALE OF SHARES AND/OR ADSs. Each U.S. holder will recognize capital gain or loss on the sale of Shares or ADSs pursuant to the U.S. Offer in an amount equal to the difference between the amount of cash received and such U.S. holder's adjusted basis in the Shares or ADSs. In general, any gain or loss recognized upon the sale of Shares or ADSs pursuant to the U.S. Offer will be treated as long-term capital gain or loss if the Shares or ADSs have been held for more than one year and otherwise as short-term capital gain or loss. However, if the Company is or has been a Passive Foreign Investment Company ('PFIC') at any time since 1986, gain recognized by a U.S. holder may be treated as ordinary income, and the tax due on such income may be subject to an interest charge, under certain circumstances. In general, under Section 1297 of the Code, a foreign corporation may be a PFIC for a year if 75% or more of its gross income is passive income, or if at least 50% of its assets produce or are held for the production of passive income. U.S. holders are urged to consult their tax advisors regarding the specific tax consequences if the Company was a PFIC.

     Any gain recognized by a U.S. holder generally will be treated as U.S. source income. Consequently, in the case of a disposition of Shares (which, unlike a disposition of ADSs, will be taxable in Chile), the U.S. holder would not be able to utilize the foreign tax credit for Chilean tax imposed on the gain unless the U.S. holder appropriately can apply the credit against tax due on income from foreign sources. For foreign tax credit purposes, any loss recognized by a U.S. holder generally will be allocated to U.S. source income, except that such a loss will be allocated to foreign source income to the extent the U.S. holder has received certain dividends in the 24 months prior to recognizing the loss.

     BACKUP WITHHOLDING TAX. A. U.S. Holder may be subject to backup withholding at the rate of 31% on the proceeds from the sale of Shares or ADSs pursuant to the U.S. Offer. To prevent backup withholding, each U.S. holder who accepts the U.S. Offer must provide the Receiving Agent with the holder's correct taxpayer identification number and certify that such holder is exempt from or otherwise not subject to backup withholding by completing the Substitute Form W-9 included with the ADS Letter of Transmittal or with the Form of Acceptance. For further information concerning backup withholding and instructions for completing the Substitute Form W-9, consult the enclosed 'Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.'

     NON-U.S. HOLDERS

     SALE OF SHARES AND/OR ADSs. Subject to the discussion of backup withholding below, a non-U.S. holder will generally not be subject to United States federal income or withholding tax on gain realized on the sale of Shares or ADSs pursuant to the U.S. Offer unless (i) such gain is effectively connected with such non-U.S. holder's conduct of a trade or business within the United States (or, in the case of a country which has a tax treaty with the United States, such gain is attributable to a permanent establishment or fixed place of business in the United States) or (ii) such gain is realized by an individual non-U.S. holder who is present in the United States for at least 183 days in the taxable year of the sale and certain other conditions are met.

     BACKUP WITHHOLDING. A non-U.S. holder may be subject to backup withholding at the rate of 31% on the proceeds from the sale of Shares or ADSs pursuant to the U.S. Offer. To prevent backup withholding, each non-U.S. holder who accepts the U.S. Offer must provide the Receiving Agent with a completed Form W-8 Certificate of Foreign Status prior to receipt of any payment. A Form W-8 Certificate of Foreign Status may be obtained from the Receiving Agent.

     THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON LAWS, REGULATIONS, RULINGS AND DECISIONS NOW IN EFFECT, ALL OF WHICH ARE SUBJECT TO CHANGE (POSSIBLY RETROACTIVELY). HOLDERS OF SHARES AND/OR ADSs ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE U.S. OFFER TO THEM, INCLUDING THE APPLICATION AND EFFECT OF THE ALTERNATIVE MINIMUM TAX, AND STATE, LOCAL AND FOREIGN TAX LAWS.

     CHILEAN TAX CONSEQUENCES FOR NON-CHILEAN HOLDERS

     The discussion set out below is based upon Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Chilean Internal Revenue Service and other applicable regulations and rulings in force on the date of this U.S. Offer to Purchase. The discussion is not intended as tax advice to any particular holder, which can be rendered only in light of that holder's particular tax situation. Holders of Shares and/or ADSs are urged to consult their tax advisors with respect to the specific tax consequences of the U.S. Offer to them.

     Under Chilean law, provisions contained in statutes such as tax rates applicable to non-Chilean investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another statute. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change said rulings, regulations and interpretations prospectively. There is no income tax treaty in force between Chile and the United States.

     SALE OF ADSs. In the case of a non-Chilean holder, the gain from the sale of ADSs pursuant to the U.S. Offer outside Chile will not be subject to Chilean taxation.

     No Chilean stamp, issue, registration or similar taxes or duties will apply to the sale of ADSs pursuant to the U.S. Offer.

     SALE OF SHARES. In general, in the case of a non-Chilean holder, gain on the sale of Shares pursuant to the U.S. Offer will be subject to a First Category Income Tax only (currently imposed at a rate of 15%). However, if: (i) the non-Chilean holder has held the Shares for less than one year, (ii) the non-Chilean holder acquired and disposed of the Shares in the ordinary course of its business or is a habitual trader of shares, or (iii) the non-Chilean holder and the Purchaser are 'related parties' within the meaning of Article 17, Number 8 of the Chilean Income Tax Law, then gain recognized on a sale of Shares pursuant to the U.S. Offer will be subject to an additional 35% tax. The First Category Income Tax is creditable against this additional tax.

     No Chilean stamp, issue, registration or similar taxes or duties will apply to the sale of Shares pursuant to the U.S. Offer.

     7. PRICE RANGE OF SHARES AND ADSs; DIVIDENDS.

     PRICE RANGE OF SHARES. The Shares are listed and traded on the Santiago Stock Exchange, the Bolsa Electronica de Chile (the 'ELECTRONIC EXCHANGE') and the Bolsa de Corredores de Valparaiso (the 'VALPARAISO STOCK EXCHANGE') (collectively, the 'CHILEAN STOCK EXCHANGES'). The following table sets forth, for the periods indicated, the quarterly high and low closing prices of the Shares on the Santiago Stock Exchange in Chilean pesos ('Ch$'). The following information reflects nominal Chilean peso amounts as of the trade dates and has not been restated in constant Chilean pesos.

                                                                                                  PER SHARE(1)
                                                                                               ------------------
                                                                                                HIGH        LOW
                                                                                               -------CH$ -------

1996
     First Quarter..........................................................................    299.00     250.00
     Second Quarter.........................................................................    278.00     249.80
     Third Quarter..........................................................................    292.30     255.00
     Fourth Quarter.........................................................................    274.80     211.00
1997
     First Quarter..........................................................................    272.00     208.00
     Second Quarter.........................................................................    324.00     244.00
     Third Quarter..........................................................................    330.00     288.50
     Fourth Quarter.........................................................................    295.00     240.00
1998
     First Quarter..........................................................................    286.00     225.00
     Second Quarter.........................................................................    288.00     211.00
     Third Quarter..........................................................................    235.00     122.30
     Fourth Quarter.........................................................................    180.00     122.70
1999
     First Quarter (through February 24)....................................................    221.00     146.00

------------

(1) As reported by the Santiago Stock Exchange.

                            ------------------------

     On February 17, 1999, the last full day of trading on the Santiago Stock Exchange prior to the public announcement of the Offers, the reported closing sales price of the Shares on the Santiago Stock Exchange was Ch$211.00 per Share. On February 24, 1999, the last full day of trading prior to the date of this U.S. Offer to Purchase, the reported closing sales price of the Shares on the Santiago Stock Exchange was Ch$216.00 per Share. HOLDERS OF SHARES ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

     PRICE RANGE OF ADSs. The ADSs are listed and traded on the NYSE under the symbol 'EOC.' Each ADS represents 30 Shares. The following table sets forth, for the periods indicated, the quarterly high and low closing prices of the ADSs on the NYSE in U.S. dollars

                                                                                                     PER ADS(1)
                                                                                                  ----------------
                                                                                                   HIGH      LOW
                                                                                                  ------US$ ------
1996
     First Quarter.............................................................................       23        187/8
     Second Quarter............................................................................       211/2     183/4
     Third Quarter.............................................................................       221/8     19
     Fourth Quarter............................................................................       197/8     151/8
1997
     First Quarter.............................................................................       193/4     153/8
     Second Quarter............................................................................       237/8     181/8
     Third Quarter.............................................................................       241/2     213/16
     Fourth Quarter............................................................................       211/4     1613/16
1998
     First Quarter.............................................................................       195/8     143/8
     Second Quarter............................................................................       191/2     141/16
     Third Quarter.............................................................................       153/8      77/8
     Fourth Quarter............................................................................       12         77/8
1999
     First Quarter (through February 24).......................................................       135/16      9

------------

(1) As reported by the NYSE.

                            ------------------------

     On February 17, 1999, the last full day of trading on the NYSE prior to the public announcement of the Offers, the reported closing sales price of the ADSs on the NYSE was US$12 3/16 per ADS. On February 24, 1999, the last full day of trading prior to the date of this U.S. Offer to Purchase, the reported closing sales price of the ADSs on the NYSE was US$13 1/8 per ADS. HOLDERS OF ADSs ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE ADSs.

     On February 24, 1999, the Observed Exchange Rate was Ch$495.15 per US$1.00. Based on such exchange rate, the U.S. dollar equivalent of the U.S. Offer price of Ch$250 per Share was US$0.5049 and the U.S. dollar equivalent of the U.S. Offer price of Ch$7,500 per ADS was US$15.1469. Exchange rates are subject to fluctuation. The U.S. dollar payment for ADSs accepted for payment in the U.S. Offer will be based on the Observed Exchange Rate as in effect on the date of payment. HOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE U.S. DOLLAR-CHILEAN PESO EXCHANGE RATE.

     DIVIDENDS. The table below sets forth the nominal Chilean peso amount of dividends per Share and U.S. dollar amount of dividends per ADS (each ADS representing 30 Shares), as reported in the Company 20-F, paid in respect of each of the years indicated.

                                                               NOMINAL CH$    CONSTANT CH$       US$
YEAR ENDED DECEMBER 31,                                         PER SHARE     PER SHARE(1)    PER ADS(2)
------------------------------------------------------------   -----------    ------------    ----------
1995........................................................      27.10           31.91           2.04
1996........................................................      11.56           12.64           0.84
1997........................................................      16.05           16.64           1.14

------------

(1) According to the Company 20-F, the nominal Chilean peso amounts of dividends per Share have been stated in constant Chilean pesos as of December 31, 1997.

(2) According to the Company 20-F, the U.S. dollar per ADS amounts have been calculated by applying the Observed Exchange Rate of Ch$439.18 = US$1.00 prevailing on December 31, 1997 to the constant Chilean peso amounts.

     8. CERTAIN INFORMATION CONCERNING THE COMPANY.

     According to the Company 20-F, the Company is the largest electricity generation and transmission company in Chile and one of the largest companies in that country. The Company owns and operates 19 generation facilities in Chile with an aggregate installed capacity at March 31, 1998 of 3,002 megawatts (or 'MWs'). The Company accounted for approximately 45.8% of Chile's total installed capacity at March 31, 1998 and December 31, 1997 and its electricity production of 3,301 gigawatts (or 'GWhs') during the first three months of 1998 and 13,247 GWh in calendar 1997 accounted for approximately 41.6% and 43.6%, respectively, of all electricity produced in Chile in such periods. Approximately 89% of the Company's installed capacity in Chile is hydroelectric, with the remaining being thermal electric. The Company also owns and operates a transmission system comprising most of the transmission lines and substations connected to the Sistema Interconectado Central (the Interconnected Central System or 'SIC') in Chile and selectively participates in infrastructure projects in Chile through its majority owned subsidiary, Infraestructura 2000 S.A.

     According to the Company 20-F, the Company has also participated in the electricity industry in Argentina since 1992, in Peru since 1995, in Colombia since December 1996, and in Brazil since September 1997. According to the Company 20-F, it has interests in 20 generation facilities outside Chile with an aggregate installed capacity of 7,245 MW. The Company is organized under the laws of the Republic of Chile and has its principal executive offices located at Santa Rosa 76, Santiago, Chile (Telephone: 562-630-9000).

     FINANCIAL INFORMATION. The following selected consolidated financial data relating to the Company and its subsidiaries has been taken or derived from the audited financial statements contained in the Company 20-F and the unaudited financial statements contained in the Company's Report on Form 6-K for the month of October 1998 (the 'COMPANY 6-K'). More comprehensive financial information is included in such reports and the other documents filed by the Company with the Commission, and the financial data set forth below is qualified in its entirety by reference to such reports and other documents, including the financial statements and related notes contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth below under 'Available Information.' The financial statements of the Company are presented in Chilean pesos and are prepared in accordance with generally accepted accounting principles in Chile ('CHILEAN GAAP') and the rules of the SVS relating thereto, both of which (as described below) differ in certain respects from generally accepted accounting principles in the United States ('U.S. GAAP'). According to the Company 20-F, Chilean GAAP requires that financial statements recognize the effects of inflation in accordance with Decree Law 824. Accordingly, all financial information regarding the Company, unless otherwise indicated, has been restated by the Company to eliminate the distorting effects of changes in the purchasing power of the Chilean peso on nonmonetary assets and liabilities, such that all information is presented in comparable monetary terms. The general price-level gain or loss reflected in the income statement indicates the effect of inflation on the Company's net holdings of monetary assets and liabilities during a period of inflation. Assets and liabilities are considered 'monetary' for purposes of general price-level accounting if their amounts are fixed by contract or otherwise in terms of numbers of currency units regardless of changes in specific prices in the general price-level. Examples of 'monetary' assets and liabilities include accounts receivable, accounts payable and cash.

     According to the Company 20-F, the Company's price-level restatement for the years ended December 31, 1996 and 1997 includes the effect of an accounting change resulting from the adoption of 'Technical Bulletin No. 51 -- Accounting for Foreign Investments' ('TECHNICAL BULLETIN NO. 51'). This bulletin, effective January 1, 1996, requires that for financial accounting purposes the Company's investments in foreign affiliates, previously denominated in U.S. dollars, be denominated in Chilean pesos and makes Chilean price-level restatement applicable to such investments. Prior to Technical Bulletin No. 51, foreign investments were excluded from the price-level restatement under Chilean GAAP. The impact of the implementation of Technical Bulletin No. 51 was two-fold. First, the Company's investments in unconsolidated foreign subsidiaries, as well as the non-monetary assets and liabilities of consolidated foreign subsidiaries became subject to the application of the Chilean price-level restatement. Second, the functional currency of the foreign investments was changed from the United States dollar to the Chilean peso. Because the majority of the liabilities attributable to the Company's foreign investments are denominated in U.S. dollars, the Company became subject to non-cash exchange rate gains and losses resulting from increases and decreases in the exchange rate of the Chilean peso and the U.S. dollar. The effects of the change are included in non-operating income under the captions 'Price-level restatement' or 'Equity income in non-consolidated affiliates' depending upon whether the investment pertains to a consolidated subsidiary or an equity investee.

     According to the Company 6-K, the Chilean Institute of Accountants issued Technical Bulletin No. 64 concerning the accounting for Permanent Investments Abroad, in replacement of Technical Bulletin No. 51 described above. Also, the Superintendency of Securities and Insurance issued Circular No. 05294 on October 20, 1998 which instructed that these technical provisions be applied in financial statements no later than September 30, 1998. In accordance with the provisions of Technical Bulletin No. 64, the Company has decided to apply the new regulations retroactively to January 1, 1998. The application of these provisions by the Company implies restating in U.S. dollars its permanent investments abroad, instead of valuing them in Chilean pesos as was the procedure under Technical Bulletin No. 51. Any exchange differences resulting from valuing investments in U.S. dollars and their corresponding financing in that currency, are shown in the Reserve for accumulated exchange difference adjustments, affecting the income in the period in which the gain or loss is reflected for the disposal of an investment. The accounting change produces a higher net income of Ch$45,868,764 for the period from January 1 to September 30, 1998.

     The financial statements of the Company as of and for the years ended December 31, 1995, 1996 and 1997 have been restated in constant Chilean pesos as of December 31, 1997. The financial statements of the Company as of and for the nine months ended September 30, 1997 and 1998 have been restated in constant Chilean pesos as of September 30, 1998. The financial information for the nine months ended September 30, 1997 and September 30, 1998 is presented in U.S. dollars translated from constant Chilean pesos as of September 30, 1998 at an exchange rate of Ch$466.38 to US$1.00.

                     EMPRESA NACIONAL DE ELECTRICIDAD S.A.
                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                                                                                 AS OF OR
                                                                                                                  FOR THE
                                                                                                                   NINE
                                                                                                                  MONTHS
                                                                                                                   ENDED
                                                                                                                 SEPTEMBER
                                                         AS OF OR FOR THE YEAR ENDED DECEMBER 31,                30,(9)
                                            -------------------------------------------------------------------  -----------------
                                              1993       1994       1995       1996       1997         1997        1997
                                            ---------  ---------  ---------  ---------  ---------  ------------  -----------------
                                                    (EXPRESSED IN MILLIONS OF CONSTANT CH$,         (MILLIONS OF (IN MILLIONS
                                                       EXCEPT RATIOS AND OPERATING DATA)             US$)(1)     CONSTANT CH$ OF
                                                                                                                 SEPTEMBER 30,
                                                                                                                 1998 EXCEPT
                                                                                                                 RATIOS AND
                                                                                                                 OPERATING DATA)

CONSOLIDATED INCOME STATEMENT DATA
Chilean GAAP:
    Revenues...............................   306,032    363,342    397,387    514,520    641,230      1,460.1     430,980
    Operating income.......................   186,353    212,374    234,646    205,460    207,978        473.6     147,225
    Non-operating income...................    19,139     25,911     26,617     50,672     42,987         97.9      29,695
    Interest expense.......................   (58,516)   (66,683)   (64,750)   (72,294)  (111,685)      (254.3)    (70,185)
    Non-operating expenses.................   (68,041)   (78,542)   (72,746)   (81,857)  (136,198)      (310.1)    (13,113)
    Price-level restatement................    (7,967)    38,187     15,465     14,116     26,136         59.5      63,008
    Income before income taxes.............   129,485    197,930    204,522    188,391    140,903        320.8     156,630
    Net income (loss)......................   121,708    185,203    171,857    150,114    117,398        267.3     127,374
U.S. GAAP:
    Net income (loss)......................   102,145    167,248    164,347    136,093    103,222       235.03         N/A

CONSOLIDATED BALANCE SHEET DATA
Chilean GAAP:
    Total assets........................... 2,382,118  2,286,291  2,421,391  2,787,630  4,290,512      9,769.4   3,300,803
    Long-term liabilities..................   914,307    710,696    852,213  1,064,027  1,932,680      4,400.7   1,513,209
    Minority interest......................   141,092    129,161    151,707    235,229    935,955      2,131.1     319,365
    Total shareholders equity.............. 1,158,273  1,265,652  1,217,644  1,237,119  1,232,543      2,806.5   1,328,212
U.S. GAAP:
    Total assets........................... 2,337,610  2,245,535  2,380,474  2,823,071  4,371,157      9,953.0         N/A
    Long-term liabilities..................   968,619    710,696    855,448  1,194,677  2,112,740      4,810.6         N/A
    Total shareholders' equity............. 1,058,428  1,146,389  1,090,117  1,096,307  1,081,035      2,461.5         N/A

OTHER FINANCIAL DATA
Capital expenditures(3)....................   129,878     47,694    123,879    264,174    393,657        896.3         N/A
EBITDA(4)..................................   246,170    284,029    310,680    370,819    341,230        777.0         N/A
Chilean GAAP:
    Depreciation and amortization..........    66,255     74,526     75,092     90,442    101,625        231.4         N/A
    Ratio of earnings to fixed charges.....      2.96       3.86       4.03       3.77       2.31           --         N/A
    Ratio of shareholders' equity and
      minority interest to total
      capitalization(5)....................      59.6%      66.3%      60.4%      58.0%      52.1%          --         N/A
U.S. GAAP:
    Ratio of earnings to fixed charges.....      3.06       3.92       4.02       3.46       2.23           --         N/A
    Ratio of shareholders' equity and
      minority interest to total
      capitalization(5)....................      57.7%      63.1%      58.4%      55.4%      50.3%          --         N/A

SELECTED OPERATING DATA(9)
    Installed capacity in Chile (MW).......     2,428      2,513      2,513      2,738      3,002           --       2,963
    Installed capacity in Argentina (MW)...     2,580      2,580      2,800      2,800      2,780           --       2,800
    Installed capacity in Colombia (MW)....        --         --         --         --      2,998           --         510
    Installed capacity in Brazil (MW)......        --         --         --         --        658           --          --
    Installed capacity in Peru (MW)........        --         --         --        809        809           --         809
    Production in Chile (GWh)..............    10,627     11,277     11,783     12,898     13,247           --       2,941
    Production in Argentina (GWh)(6).......     8,629      8,750      9,250      9,513      8,156           --       1,828
    Production in Colombia (GWh)(7)........        --         --         --         --      3,289           --         526
    Production in Brazil GWh)(8)...........        --         --         --         --      1,161           --          --
    Production in Peru (GWh)...............        --         --         --      2,964      2,869           --         706
    Employees in Chile.....................     2,088      1,970      1,998      1,692      1,674           --       1,693
    Employees outside Chile................       781        709      1,345        936      1,341           --         893


                                            AS OF OR FOR THE NINE MONTHS
                                             ENDED SEPTEMBER 30,(9)
                                               1998         1998
                                             ---------  ------------
                                           (IN MILLIONS  (MILLIONS OF
                                           OF CONSTANT   US$)(2)
                                           CH$ OF
                                           SEPTEMABER 30,
                                           1998 EXCEPT
                                           RATIOS AND
                                           OPERATING DATA)

CONSOLIDATED INCOME STATEMENT DATA
Chilean GAAP:
    Revenues...............................    622,564      1,334.9
    Operating income.......................    217,566        466.5
    Non-operating income...................     31,746         68.1
    Interest expense.......................   (122,282)      (262.2)
    Non-operating expenses.................    (12,921)       (27.7)
    Price-level restatement................    (16,027)       (34.4)
    Income before income taxes.............     98,081        210.3
    Net income (loss)......................     40,975         87.9
U.S. GAAP:
    Net income (loss)......................        N/A          N/A
CONSOLIDATED BALANCE SHEET DATA
Chilean GAAP:
    Total assets...........................  4,689,217     10,054.5
    Long-term liabilities..................  2,231,225      4,784.1
    Minority interest......................    933,212      2,001.0
    Total shareholders equity..............  1,276,411      2,736.8
U.S. GAAP:
    Total assets...........................        N/A          N/A
    Long-term liabilities..................        N/A          N/A
    Total shareholders' equity.............        N/A          N/A
OTHER FINANCIAL DATA
Capital expenditures(3)....................        N/A          N/A
EBITDA(4)..................................        N/A          N/A
Chilean GAAP:
    Depreciation and amortization..........        N/A          N/A
    Ratio of earnings to fixed charges.....        N/A          N/A
    Ratio of shareholders' equity and
      minority interest to total
      capitalization(5)....................        N/A          N/A
U.S. GAAP:
    Ratio of earnings to fixed charges.....        N/A          N/A
    Ratio of shareholders' equity and
      minority interest to total
      capitalization(5)....................        N/A          N/A
SELECTED OPERATING DATA(9)
    Installed capacity in Chile (MW).......      3,002           --
    Installed capacity in Argentina (MW)...      2,780           --
    Installed capacity in Colombia (MW)....      2,998           --
    Installed capacity in Brazil (MW)......        658           --
    Installed capacity in Peru (MW)........        809           --
    Production in Chile (GWh)..............      3,301           --
    Production in Argentina (GWh)(6).......      1,315           --
    Production in Colombia (GWh)(7)........      2,359           --
    Production in Brazil GWh)(8)...........        626           --
    Production in Peru (GWh)...............        832           --
    Employees in Chile.....................      1,718           --
    Employees outside Chile................      1,407           --

------------

(1) Chilean peso amounts have been translated into U.S. dollars at the rate of Ch$439.18 per U.S. dollar, the Observed Exchange Rate for December 31, 1997.

(2) Chilean peso amounts have been translated into U.S. dollars at the rate of Ch$466.38 per U.S. dollar, the Observed Exchange Rate for September 30, 1998.

(3) Includes net assets of acquired subsidiaries and capital expenditures of majority-owned development stage subsidiaries that are not consolidated under Chilean GAAP.

                                              (footnotes continued on next page)

(footnotes continued from previous page)

(4) EBITDA is calculated by adding net interest expense and depreciation to, and subtracting price-level restatement (included in 'non-operating income') from, income before taxes and minority interest, in each case determined in accordance with Chilean GAAP; EBITDA is presented because it is a widely accepted indicator of funds available to service debt, although it is not a U.S. GAAP-based measure of liquidity or performance. The Company believes that EBITDA, while providing useful information, should not be considered in isolation or as a substitute for net income as an indicator of operating performance, or as an alternative to cash flow as a measure of liquidity.

(5) Total capitalization includes borrowings of majority-owned development stage subsidiaries that are not consolidated under Chilean GAAP and minority interest. See 'Capitalization.'

(6) Costanera produced 5,369 GWh, 4,582 GWh, 4,740 GWh, 6,081 GWh and 3,832 GWh in 1993, 1994, 1995, 1996 and 1997, respectively, CBA produced 178 GWh, 418
    GWh and 1,387 GWh in 1995, 1996 and 1997, respectively.

(7) Includes 1,219 GWh of production by Emgesa from October 24, 1997, the date on which the Company took control of Emgesa, through December 31, 1997.

(8) Represents Cachoeira Dourada's generation from September 5, 1997, the date on which the Company took control of Cachoeira Dourada, through December 31, 1997.

(9) Selected Operating Data are as of or for the three months ended March 30, 1997 and 1998 (and not for the nine months ended September 30, 1997 and 1998).

     According to the Company 20-F, the principal differences between Chilean GAAP and U.S. GAAP as they apply to the Company relate to accounting for majority-owned development stage subsidiaries and accounting for deferred income taxes, fixed assets and intangibles. In accordance with Chilean GAAP, the Company does not consolidate development stage subsidiaries (subsidiaries that have not yet fully commenced commercial operations). Accordingly, the financial statements of San Isidro, a 75%-owned subsidiary that is building a 370 MW combined cycle generation facility expected to be completed in 1998 and Tarapaca, a wholly-owned subsidiary that is building a 150 MW coal-fired generation facility have not been consolidated. The financial statements of Pangue, a 92.5%-owned subsidiary that finished building a 450 MW generation facility, which commenced partial operations in November 1996 and became fully operational in January 1997, are consolidated beginning with the fourth fiscal quarter of 1996.

     According to the Company 20-F, the accounting for deferred income taxes reduced the Company's net income reported under U.S. GAAP in the three most recent fiscal years. Net income under Chilean GAAP for 1997, 1996 and 1995 was Ch$117.4 billion, Ch$150.1 billion and Ch$171.9 billion, respectively, as compared to net income reported under U.S. GAAP of Ch$103.2 billion, Ch$136.1 billion and Ch$164.3 billion, respectively, or 13.7% higher, 10.3% lower and 4.6% higher under Chilean GAAP as compared to U.S. GAAP. In accordance with Chilean GAAP, the Company has not recorded any deferred income tax effects, due to the availability of accumulated tax losses and because the primary timing difference (accelerated depreciation) is projected to be compensated when it reverses during future years by depreciation from the purchase of new property, plant and equipment. For purposes of determining the tax expense and deferred tax assets and liabilities under U.S. GAAP, the amounts of deferred taxes for each of the three years ended December 31, 1997 have been computed by applying Financial Accounting Standards No. 109 'Accounting for Income Taxes' ('FAS 109'), which requires an asset and liability approach to recording deferred income taxes. Under FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities per the financial statements and their respective tax bases, and for operating loss and tax credit carry-forwards. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using tax rates in effect at the end of each reporting period.

     Also in accordance with Chilean GAAP, the Company is required to restate non-monetary assets, Unidades de Fomento and foreign currency-denominated monetary assets and liabilities, shareholders' equity and income and expense accounts to reflect the effect of variations in the purchasing power of the Chilean peso.

     The information concerning the Company contained herein has been taken from or is based upon reports and other documents on file with the Commission or otherwise publicly available. Although neither the Purchaser nor Duke has any knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, neither the Purchaser nor Duke takes any responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to the Purchaser or Duke.

     EXCHANGE RATES. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. The following table sets forth the annual low, high, average and period-end Observed Exchange Rate for U.S. dollars for each of the indicated periods starting in 1995 as reported by the Central Bank of Chile.

                                                                        OBSERVED EXCHANGE RATES OF CH$ PER US$1.00
                                                                       --------------------------------------------
YEAR                                                                   LOW(1)    HIGH(1)    AVERAGE(2)   PERIOD END
--------------------------------------------------------------------   ------    -------    ---------    ----------

1995................................................................   368.75     418.98      396.80        406.91
1996................................................................   402.25     424.97      412.27        424.87
1997................................................................   411.85     439.81      419.31        439.18
1998................................................................   439.18     475.41      460.29        473.77
1999 (through February 24)..........................................   468.95     497.75      484.68        495.15

------------

Source: Central Bank of Chile except for 1999 data for which the source is Bloomberg L.P.

(1) Exchange rates are the actual high and low, on a day-by-day basis for each period.

(2) The average of monthly average rates during the period reported except for the period January 4, 1999 through February 24, 1999.

     The Observed Exchange Rate on February 24, 1999 was Ch$495.15 = US$1.00

     AVAILABLE INFORMATION. The Company is subject to the informational requirements of the Exchange Act applicable to foreign private issuers with securities registered under Section 12 of the Exchange Act and in accordance therewith files reports and other information with the Commission relating to its business, financial condition and other matters. Such reports and other information may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and should also be available for inspection and copying at prescribed rates at the regional offices of the Commission in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-5211). Copies of such material can also be obtained from the Public Reference Section of the Commission in Washington, D.C. 20549, at prescribed rates. Such material should also be available for inspection at the library of the NYSE, 20 Broad Street, New York, New York 10005, on which the ADSs are traded. The Commission also maintains a website at http://www.sec.gov; on which information filed by the Purchaser with the Commission with respect to the U.S. Offer will be available.

9. CERTAIN INFORMATION CONCERNING THE PURCHASER AND DUKE.

     THE PURCHASER. The Purchaser is a limited liability company organized under the laws of the State of Delaware, U.S.A., develops, owns and operates energy projects worldwide and has capabilities that include natural gas exploration, production, processing, transportation and supply, and electric power generation, delivery and marketing. In Latin American, the Purchaser currently has ownership interests in approximately 1,750 MW of electric generating capacity in Argentina, Chile, Ecuador and Peru. It also has interests in 125 miles of gas transmission and 245 miles of electric transmission, as well as exploration and production rights in Blocks 85, 40 and 41 in Peru. The Purchaser is the international energy subsidiary of Duke. All of the issued and outstanding capital stock of the Purchaser is held directly by Duke Energy Global Asset Development, Inc. ('DUKE GLOBAL ASSET'), an indirect wholly-owned subsidiary of Duke. The principal executive offices of the Purchaser are located at 5400 Westheimer Court, Houston, Texas 77056-5310, U.S.A. (Telephone:
713-627-5400). The name, business address, principal occupation or employment, five-year employment history and citizenship of each director and officer of the Purchaser and certain other information are set forth in Schedule I hereto.

     DUKE GLOBAL ASSET. Duke Global Asset is a Nevada corporation with indirect ownership interests in more than 6,500 MW of generation capacity worldwide, including projects under construction and under contract. Duke Global Asset is wholly-owned by Duke Energy Services, Inc. ('DESI'). The principal executive offices of Duke Global Asset are located at 400 South Tryon, Suite 1800, Charlotte, North Carolina 28285, U.S.A. (Telephone: 704-382-2520). The name, business address, principal occupation or employment, five-year employment history and citizenship of each director and officer of Duke Global Asset are set forth in Schedule I hereto.

     DESI. DESI is a Delaware corporation that is the holding company for a variety of indirect subsidiaries of Duke that are engaged in energy businesses that are not regulated in the U.S. DESI is wholly-owned by PanEnergy Corp. ('PANENERGY'). The principal executive offices of DESI are located at 5400 Westheimer Court, Houston, Texas 77056-5310, U.S.A. (Telephone: 713-627-5400). The name, business address, principal occupation or employment, five-year employment history and citizenship of each director and officer of DESI are set forth in Schedule I hereto.

     PANENERGY. PanEnergy is a Delaware corporation that is the direct owner of DESI and of the subsidiaries that are engaged in the natural gas transmission business of Duke in the United States. PanEnergy is wholly-owned by Duke Capital Corporation ('DUKE CAPITAL'). The principal executive offices of PanEnergy are located at 5400 Westheimer Court, Houston, Texas 77056-5310, U.S.A. (Telephone:
713-627-5400). The name, business address, principal occupation or employment, five-year employment history and citizenship of each director and officer of PanEnergy are set forth in Schedule I hereto.

     DUKE CAPITAL. Duke Capital (formerly Church Street Capital Corporation) is a Delaware corporation and a direct wholly-owned subsidiary of Duke. Duke Capital provides financing and credit enhancement services for its subsidiaries. The principal executive offices of Duke Capital are located at 422 South Church Street, Charlotte, North Carolina 28202, U.S.A. (Telephone: 704-594-6200). The name, business address, principal occupation or employment, five-year employment history and citizenship of each director and officer of Duke Capital are set forth in Schedule I hereto.

     DUKE. Duke is a global energy company with more than U.S.$26 billion in assets. Organized as a corporation under the laws of the State of North Carolina, U.S.A. and headquartered in Charlotte, North Carolina, Duke, through its affiliated companies, produces, transports and markets energy and provides energy services in more than 50 countries worldwide. In the United States, Duke provides electric service to approximately 2 million customers in North Carolina and South Carolina, operates interstate pipelines that deliver natural gas to various regions of the country and is a leading marketer of electricity, natural gas and natural gas liquids. In Latin America, Duke has significant investments, through the Purchaser, in Chile, Argentina, Peru and Ecuador. Duke's common shares are listed on the NYSE where they trade under the symbol 'DUK'. The principal executive offices of Duke are located at 422 South Church Street, Charlotte, North Carolina 28202-1904, U.S.A. (Telephone: 704-594-6200). The name, business address, principal occupation or employment, five year employment history and citizenship of each director and executive officer of Duke and certain other information are set forth on Schedule I hereto.

     Duke is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file electronically via the Commission's EDGAR System periodic reports, proxy statements and other information with the Commission relating to its business (including the business conducted by the Purchaser), financial condition and other matters. Certain information, as of particular dates, concerning Duke's business, principal physical properties, capital structure, material pending legal proceedings, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Duke's securities, any material interests of such persons in transactions with Duke's and certain other matters is required to be disclosed in proxy statements and annual reports distributed to Duke's shareholders and filed with the Commission. Such reports, proxy statements and other information may be obtained via the Commission's website at http://www.sec.gov.

     Set forth below is a summary of certain consolidated financial information with respect to Duke and its subsidiaries for its fiscal years ended December 31, 1995, 1996, and 1997, excerpted from financial statements presented in Duke's 1997 Annual Report on Form 10-K and for the nine months ended September 30, 1997 and 1998, excerpted from financial statements presented in Duke Quarterly Reports on Form 10-Q for the quarters ended September 30, 1997 and September 30, 1998 filed with the Commission. More comprehensive financial information is included in such reports (including management's discussion and analysis of results of operations and financial position) and other documents filed by Duke with the Commission, and the financial information summary set forth below is qualified in its entirety by reference to such reports, which are incorporated herein by reference, and all the financial information and related notes contained therein.

     In addition, Duke recently publicly released its financial results for the year ended December 31, 1998. For 1998, Duke posted revenues of $17.6 billion, net income of $1.25 billion and earnings before interest and taxes of $2.65 billion.

                            DUKE ENERGY CORPORATION
                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                                                       NINE MONTHS      NINE MONTHS
                                                                                          ENDED            ENDED
                                                                                      SEPTEMBER 30,    SEPTEMBER 30,
                                                 1995         1996         1997           1997             1998
                                               ---------    ---------    ---------    -------------    -------------
                                                                    IN MILLIONS OF U.S. DOLLARS
                                                                    (EXCEPT PER SHARE AMOUNTS)

INCOME
Operating Revenues..........................   $ 9,694.7    $12,302.4    $16,308.9      $11,719.2        $13,426.7
Operating Expenses..........................     7,626.4     10,143.8     14,338.9       10,150.9         11,443.7
                                               ---------    ---------    ---------    -------------    -------------
Operating Income............................     2,068.3      2,158.6      1,970.0        1,568.3          1,983.0
Other Income and Expenses...................       122.2        135.6        138.1          115.2            148.2
                                               ---------    ---------    ---------    -------------    -------------
Earnings Before Interest and Taxes..........     2,190.5      2,294.2      2,108.1        1,683.5          2,131.2
Interest Expense............................       508.2        499.2        471.8          349.8            385.1
Minority Interests..........................      --              6.2         23.0           10.7             62.1
                                               ---------    ---------    ---------    -------------    -------------
Earnings Before Income Taxes................     1,682.3      1,788.8      1,613.3        1,323.0          1,684.0
Income Taxes................................       664.2        697.8        638.9          533.2            647.7
                                               ---------    ---------    ---------    -------------    -------------
Income Before Extraordinary Item............     1,018.1      1,091.0        974.4          789.8          1,036.3
Extraordinary Item..........................      --             16.7       --            --                  (8.0)
                                               ---------    ---------    ---------    -------------    -------------
Net Income..................................     1,018.1      1,074.3        974.4          789.8          1,028.3
Dividends and Premiums on Redemptions of
  Preferred and Preference Stock............        48.9         44.2         72.8           33.2             16.5
                                               ---------    ---------    ---------    -------------    -------------
Earnings for Common Stockholders............   $   969.2    $ 1,030.1    $   901.6      $   756.6        $ 1,011.8
                                               ---------    ---------    ---------    -------------    -------------
                                               ---------    ---------    ---------    -------------    -------------
COMMON STOCK DATA
Shares of common stock
     Year-end...............................       361.8        359.4        359.8        --               --
     Average................................       361.2        361.2        359.8          359.8            360.6
Basic earnings per share (before
  extraordinary item).......................   $    2.68    $    2.90    $    2.51      $    2.10        $    2.83
Basic earnings per share....................   $    2.68    $    2.85    $    2.51      $    2.10        $    2.81
Dividends per share.........................   $    1.50    $    1.57    $    1.90      $    1.35        $    1.65
                                               ---------    ---------    ---------    -------------    -------------
BALANCE SHEET
Total Assets................................   $20,867.9    $22,366.2    $24,028.8      $23,776.0        $26,183.9
Long-term Debt..............................   $ 5,803.0    $ 5,485.1    $ 6,530.0      $ 6,010.0        $ 6,613.6
Preferred Stock with Sinking Fund
  Requirements..............................   $   234.0    $   234.0    $   149.0      $   230.0        $   104.0
                                               ---------    ---------    ---------    -------------    -------------

     OWNERSHIP OF SHARES AND OTHER TRANSACTIONS. (i) Neither Duke, the Purchaser, Duke Global Asset, DESI, PanEnergy, Duke Capital nor, to the best of their knowledge, any of the persons listed in Schedule I to this U.S. Offer to Purchase or any affiliate or majority-owned subsidiary of Duke, the Purchaser, Duke Global Asset, DESI, PanEnergy or Duke Capital or any of the persons so listed in Schedule I hereto, beneficially owns or has any right to acquire, directly or indirectly, any Shares (including Shares represented by ADSs) and
(ii) neither Duke, the Purchaser, Duke Global Asset, DESI, PanEnergy, nor Duke Capital nor, to the best of their knowledge, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares (including Shares represented by ADSs) during the past 60 days.

     Except as otherwise described in this U.S. Offer to Purchase, neither Duke, the Purchaser nor, to the best of their knowledge, any of the persons listed in
Schedule I to this U.S. Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees of profits, division of profits or loss or the giving or withholding of proxies. Except as set forth in this U.S. Offer to Purchase, since January 1, 1996, neither Duke, the Purchaser nor, to the best of their knowledge, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors, or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the U.S. Offer. Except as set forth in this U.S. Offer to Purchase, since January 1, 1996, there have been no contacts, negotiations or transactions between Duke or the Purchaser, or any of their respective subsidiaries or, to the best knowledge of Duke and the Purchaser, any of the persons listed in Schedule I to this U.S. Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

     PROCEEDINGS AND CONVICTIONS. During the last five years, neither Duke, the Purchaser, Duke Global Asset, DESI, PanEnergy, Duke Capital nor, to the best of their knowledge, any of the persons listed on Schedule I attached hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

10. SOURCE AND AMOUNT OF FUNDS.

     The Offers are not conditioned upon any financing arrangements. The amount of funds required by the Purchaser to purchase the Shares and ADSs representing in the aggregate 4,182,894,836 Shares and to pay related fees and expenses is expected to be approximately US$2.13 billion. The Purchaser will obtain all required funds from intercompany loans and/or capital contributions from Duke Capital. Duke Capital expects to fund its loans and/or capital contributions to the Purchaser with internally generated funds, through the issuance of up to $1 billion of senior notes or trust preferred securities and through borrowings under one or more of the following credit facilities: (i) a $1 billion term loan facility which is the subject of a commitment letter to Duke Capital from NationsBank, N.A.; (ii) a $950,000,000 five-year credit agreement dated as of August 25, 1997, among Duke Capital, the banks listed therein and The Chase Manhattan Bank, as Administrative Agent; and (iii) a $600,000,000 364-day credit agreement dated as of August 24, 1998, among Duke Capital, the banks listed therein and The Chase Manhattan Bank, as Administrative Agent.

     The commitment letter referred to in (i) above relates to a 90-day term loan facility which Duke Capital would have the right to extend for up to three successive 90-day periods. Borrowings would bear interest at a rate equal to one of the following at the borrower's option: (1) LIBOR plus a margin of 30 basis points or (2) the higher of (a) the NationsBank prime rate and (b) the Federal Funds rate plus 0.50%. The financial covenants would be substantially the same as those in the facility referred to in (ii) above. The closing and initial funding of the facility would be subject to conditions including (A) the negotiation and execution of definitive documentation; (B) the absence of a material adverse change since December 31, 1998 in the business, assets, liabilities, operations, conditions (financial or otherwise) or prospects of the borrower and its subsidiaries taken as a whole, and (C) the lenders' satisfaction with the status of the borrower's Y2K compliance program. The commitment is also subject to certain other conditions including (x) the lenders' satisfactory completion of due diligence with respect to the borrower and its subsidiaries and (y) the absence of a material adverse change in or material disruption of conditions in the financial, banking or capital markets.

     With respect to the facilities referred to in (ii) and (iii) above, borrowings may be made under Duke Capital's commercial paper program which is supported by such credit facilities, instead of under the facilities themselves. The interest rate applicable to term loans under the facilities described in
(ii) and (iii) is, in each case, a rate equal to the higher of (a) the Prime Rate for such day (i.e. the rate of interest publicly announced by The Chase Manhattan Bank in New York City from time to time as its prime rate) and (b) the sum of 0.50% plus the Federal Funds Rate (as published by the Federal Reserve Bank of New York) for such day.

     Duke Capital will make its final determinations concerning which of these sources it will utilize to provide the Purchaser with sufficient funds to consummate the Offers, and to what extent, based upon prevailing market conditions. Duke Capital presently expects to refinance any short-term borrowings utilized to consummate the Offers with internally generated funds and/or the issuance of long-term senior debt and trust preferred securities.

11. BACKGROUND OF THE OFFERS; PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE COMPANY.

     BACKGROUND. During the summer of 1998, executive officers of the Purchaser held preliminary discussions with senior managers of the Company to explore the possibility of jointly submitting a bid for the privatization of Centrais Geradoras do Sul do Brasil, S.A. ('GERASUL'), a power generation company in Brazil, by the Brazilian government. The Purchaser and the Company did not reach an agreement to submit a joint bid.

     During these discussions, however, the Purchaser learned that the Company was considering selling a portion of its equity interest in Centrais Eletricas Cachoeira Dourada ('CACHOEIRA DOURADA'), a 658 MW run-of-the-river hydroelectric facility in Brazil. In September 1998, executives of the Purchaser approached senior managers of the Company to discuss a possible partnership with respect to Cachoeira Dourada. On September 21, 1998, an executive of the Purchaser met with an executive of the Company to express the Purchaser's interest in Cachoeira Dourada and possibilities of further joint opportunities in Latin America. The Purchaser and the Company executed a confidentiality agreement on October 7, 1998, which expired on January 31, 1999 without the parties reaching an agreement with respect to Cachoeira Dourada. Representatives of the Purchaser and the Company continued discussions regarding Cachoeira Dourada during October 1998. During the course of the discussions regarding Cachoeira Dourada, executives of the Purchaser also had discussions with representatives of CSFB regarding a number of potential strategic alternatives involving the Company.

     On October 6, 1998, executives of the Company met with executives of the Purchaser for further discussions regarding Cachoeira Dourada and other joint business possibilities. In October 1998, the Purchaser began reviewing publicly available business and financial information relating to the Company.

     On November 10, 1998, Duke engaged CSFB to act as its financial advisor with respect to a possible acquisition of a controlling interest in the Company.

     In mid-November 1998, at the request of the Purchaser, an executive of the Company met with executives of the Purchaser to discuss certain publicly available information concerning the Company.

     During the third week of November 1998, at the request of the Purchaser, an executive of the Purchaser met with directors of the Company and of Enersis, S.A. ('ENERSIS') and with representatives of several of the Company's institutional shareholders. The Purchaser advised such persons that it was interested in pursuing a negotiated acquisition of the Shares held by Enersis (the 'ENERSIS STAKE'), which represent approximately 25.3% of the total number of Shares outstanding.

     In early December 1998, executives and directors of the Purchaser and Duke met with executives of the Company and had further discussions regarding the potential for a negotiated investment by Duke in the Company.

     On December 12, 1998, executives of the Purchaser met with directors of the Company and of Enersis to reaffirm the Purchaser's interest in pursuing a negotiated acquisition of the Enersis Stake, as well as a direct investment in the Company and possibly the acquisition of additional outstanding Shares.

     On December 16, 1998, an executive of Endesa, S.A. ('ENDESA-SPAIN'), a Spanish company which currently owns 32% of the outstanding shares of Enersis and, as discussed below, has commenced offers for a further 32% of the outstanding shares of Enersis, telephoned an executive of the Purchaser to arrange a meeting, which was held on December 18, 1998. At the meeting, Endesa-Spain discussed its interests in Chile and proposed that the Purchaser consider acquiring an equity interest in Enersis rather than the Enersis Stake, which it believed Enersis should retain.

     According to a Statement on Schedule 14D-9 filed by Enersis with the Commission on February 10, 1999 (as amended the 'ENERSIS 14D-9'), on December 18, 1998, the board of directors of Enersis voted (with the designees of Endesa-Spain abstaining) to recommend to the shareholders of Enersis that they approve the sale of all of the Enersis Stake and called an extraordinary meeting of the shareholders of Enersis for February 4, 1999 to consider the proposal.

     On December 21, 1998, an executive of Endesa-Spain telephoned an executive of the Purchaser to postpone any further discussions in light of the Enersis board action.

     On December 22, 1998, at the request of the Purchaser, executives of the Purchaser met with directors of the Company and of Enersis to reaffirm the Purchaser's interest in negotiating an acquisition of the Enersis Stake, making a direct investment in the Company and acquiring additional outstanding Shares. At these meetings, the Purchaser was informed that Enersis would not be interested in negotiating exclusively with the Purchaser but instead would pursue an auction of the Enersis Stake. Executives of the Purchaser also paid courtesy calls to executives of the Company.

     During the first week of January 1999, at the Purchaser's request, executives of the Purchaser met with directors of the Company and Enersis to request that, in lieu of conducting an auction, the Enersis board consider presenting to the Enersis shareholders for approval a Purchaser proposal to acquire the Enersis Stake. The Purchaser was subsequently advised that the Enersis board would reject such a request because the board believed that an auction would be a more transparent process than a privately negotiated transaction with one party.

     On January 15, 1999, at the Purchaser's request, executives of the Purchaser and Duke met with executives of the Company and, in a separate meeting, a director of Enersis to discuss Enersis' proposed sale of the Enersis Stake. They were advised to consider participating in the potential auction of the Enersis Stake.

     On January 21, 1999, executives of Duke and the Purchaser met for dinner with a director and executives of the Company. At this dinner, executives of the Purchaser and Duke again expressed their interest in the Company. On January 21 and 22, 1999, executives of Duke and the Purchaser met with several institutional shareholders of the Company and officials of the Chilean Government to discuss the Purchaser's possible investment in the Company through Enersis' proposed auction process.

     On January 28, 1999, Endesa-Spain commenced cash tender offers in Chile and the United States for up to an additional 32% of the outstanding shares of Enersis. In response to press inquiries, Duke commented that it was not contemplating launching a tender offer for Shares of the Company at that time.

     According to the Enersis 14D-9, in order to facilitate the sale of the Enersis Stake the board of directors of Enersis voted unanimously on January 28, 1999 to authorize the Chairman of the Board of Enersis to request a meeting of shareholders of Endesa-Chile for the purpose of voting upon a proposal to amend the bylaws of Endesa-Chile to increase to 65% the maximum stake that can be owned by any one party in the Company.

     According to the Enersis 14D-9, at an extraordinary meeting held on February 4, 1999, the shareholders of Enersis approved the sale of the Enersis Stake.

     In early February, subsequent to the Enersis shareholders' meeting, executives of the Purchaser and of Endesa-Spain had several telephone conversations and a brief meeting regarding the possibility of negotiating an agreement under which the Purchaser would tender for a number of Shares and ADSs representing a significant minority interest in the Company and, thereafter, should Endesa-Spain's tender offers for the Enersis shares be successful, the Purchaser and Enersis would enter into a shareholders agreement that would give the Purchaser majority representation on the Company's board. No agreements, arrangements or understandings were reached and the discussions were terminated on February 16, 1999.

     On February 18, 1999, Duke announced its intention to commence, through the Purchaser, the Offers.

     Subsequently, executives of the Purchaser and Duke made courtesy calls, in person and by telephone, to representatives of several of the Company's institutional shareholders and executives of the Company and Endesa-Spain.

     On February 22, 1999, Duke issued a press release that read, in part:

          Duke Energy today reaffirmed that its previously announced tender offers regarding Endesa-Chile are independent of any offers by Endesa-Spain. The tender offers that will be made by Duke Energy International on Thursday, February 25, are not in any way related to an offer by Endesa-Spain for a 32 percent interest in Enersis.

          Neither Duke Energy nor its subsidiary Duke Energy International (DEI) have any agreement or arrangement with Endesa, S.A. (Endesa-Spain) relating to Duke Energy's tender offers for a total of 51 percent of Empresa Nacional de Electricidad S.A. (Endesa-Chile). Duke Energy also has no agreement or arrangement with Endesa-Spain relating to Endesa-Spain's tender offers for Enersis, S.A.

          Further, in accordance with United States law, now that the Duke Energy tender offers for Endesa-Chile have been announced, no purchases or any other arrangements relating to the purchase of Endesa-Chile shares by DEI will be made outside of the tender offers.

     On February 25, 1999, the Purchaser commenced the Offers.

12. PURPOSE OF THE OFFERS; PLANS FOR THE COMPANY.

     The purpose of the Offers is to enable Duke to acquire control of, and a majority of the equity interest in, the Company. Upon the purchase of the maximum number of Shares sought pursuant to the Offers, Duke would beneficially own 4,182,894,836 Shares, representing approximately 51% of the outstanding Shares. If the Purchaser acquires less than 51% of the outstanding Shares pursuant to the Offers, the Purchaser may acquire such additional Shares (including Shares represented by ADSs) as shall be necessary to bring its beneficial ownership to approximately 51% through open market purchases or privately negotiated transactions.

     Duke intends, as soon as practicable after consummation of the Offers, to seek majority representation on the Company's board of directors. Duke believes, however, that the Company's institutional and other minority shareholders should also be represented on the board of directors, consistent with their level of ownership.

     Duke considers Latin America to be one of the largest and most dynamic energy markets in the world, and views the Company as a leading participant in this market. If the Offers are completed, Duke intends that the Company become Duke's power generation investment vehicle for growth and expansion in Latin America. Duke believes that, together, the Company and Duke would become the first truly regional power generation and energy trading and marketing force in Latin America with opportunities for future growth through the combination of the Company's assets and management team with Duke's financial resources and experience.

     Following the consummation of the Offers, Duke intends to support a dividend policy and capitalization of the Company that is consistent with the growth objectives of the Company.

     Except as otherwise discussed in this U.S. Offer to Purchase, neither Duke nor the Purchaser has any present plans or proposals that would result in any extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets of the Company or any of its subsidiaries or any other material changes to the Company's capitalization, dividend policy, capital structure, corporate structure or business.

13. EFFECT OF THE OFFERS ON THE MARKET FOR THE SHARES AND ADSs; REGISTRATION OF SHARES UNDER THE EXCHANGE ACT; MARGIN REGULATIONS.

     According to Chilean law, the SVS may cancel the registration of any security of the Company in the Securities Registry in the following cases: (i) if quotations or transactions have been suspended for more than 120 days and the causes for such suspension have not been cured; and (ii) in certain serious cases, such as, (a) if registration was obtained with false information; (b) if the Company delivered false information to the exchange or brokers; (c) in the case of a market offer, if the issuer divulged false notices or advertisements; and (d) if the security does not comply with the requirements for its registration.

     EFFECTS ON MARKET FOR SHARES. The purchase of Shares pursuant to the Offers will reduce substantially the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares. In view of the number and value of the Shares that would remain outstanding after completion of the Offer, Duke believes that there will continue to be a liquid market for the Shares. While a reduction in publicly traded Shares could adversely affect liquidity and market value, the Purchaser cannot predict, with any certainty, whether this reduction would have an adverse or beneficial effect on the market price for, or marketability of, the Shares.

     The Shares are traded on the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Electronic Exchange. Duke and the Purchaser recognize that the existence of a liquid trading market for the Shares in Chile is important to holders of Shares. Consequently, the current strategy of Duke and the Purchaser is to cause the Company to maintain the listing of those Shares on these stock exchanges. In view of this strategy and the fact that the laws of Chile do not provide a mechanism for the forced delisting of securities once trading has commenced, the Purchaser and Duke do not expect that the Offers will have any adverse impact on the listing of the Shares on any stock exchange in Chile.

     EFFECTS ON MARKET FOR ADSs. The purchase of ADSs pursuant to the U.S. Offer will reduce substantially the number of ADSs that might otherwise trade publicly and could reduce the number of holders of ADSs. In view of the number and value of the ADSs that would remain outstanding after completion of the Offers and of the number of Shares that would be available for deposit following the completion of the Offers, Duke believes that there will continue to be a liquid market for the ADSs. While a reduction in publicly traded ADSs could adversely affect liquidity and market value, the Purchasers cannot predict, with any certainty, whether this reduction will have an adverse or beneficial effect on the market price for, or marketability of, the ADSs.

     The ADSs are listed on the NYSE. Duke and the Purchaser recognize that the existence of a liquid trading market for the ADSs is important to holders of ADSs. Consequently, the current strategy of Duke and the Purchaser is to cause the Company to maintain this listing. The NYSE does not currently have a formal policy with respect to the delisting of ADSs. Accordingly, while

Duke expects to maintain the NYSE listing for the ADSs, Duke and the Purchaser cannot guarantee the continued listing of the ADSs.

     If the liquidity and market value of the Shares and ADSs is materially and adversely affected by the Offers, Duke will analyze and take whatever steps it deems convenient and appropriate to address this effect.

     The ADSs are currently 'margin securities' under the regulations of the Board of Governors of the Federal Reserve System (the 'FEDERAL RESERVE BOARD'), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors such as the number of the aggregate market value of the publicly held ADSs, the ADSs might no longer constitute 'margin securities' for the purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

     REGISTRATION OF SHARES UNDER THE EXCHANGE ACT. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the Commission if the ADSs are not listed on a national securities exchange and there are fewer than 300 record holders of the Shares of ADSs resident in the United States. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of ADSs and to the Commission and would make certain of the provisions of the Exchange Act, such as the requirements of Rule 13e-3 under the Exchange Act with respect to 'going private' transactions, no longer applicable to the ADSs. Furthermore, 'affiliates' of the Company and persons holding 'restricted securities' of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act. If registration of the Shares under the Exchange Act were terminated, the ADSs would no longer be 'margin securities' or eligible for listing or NASDAQ reporting.

14. EXTENSION OF TENDER PERIOD: TERMINATION; AMENDMENT.

     The Purchaser reserves the right, at any time or from time to time, in its sole discretion and regardless of whether or not any of the conditions specified in Section 15 shall have been satisfied, to extend for any reason the period of time during which the U.S. Offer is open and to amend the U.S. Offer in any respect by giving oral or written notice of such extension or amendment to the Receiving Agent and followed as promptly as practicable by public announcement thereof. During any such extension, all Shares and ADSs previously tendered and not withdrawn will remain subject to the U.S. Offer, subject to the rights of a tendering holder to withdraw its Shares and ADSs in accordance with the procedures set forth in Sections 3 and 4. There can be no assurance that the Purchaser will exercise its right to extend or amend the U.S. Offer.

     If the Purchaser increases by more than 2% of the outstanding Shares (including Shares represented by ADSs) or decreases the percentage of Shares (including Shares represented by ADSs) being sought or increases or decreases the consideration to be paid for Shares and ADSs pursuant to the U.S. Offer and the U.S. Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the U.S. Offer will be extended until the expiration of such period of 10 business days. The Purchaser currently does not intend to increase or decrease the percentage of Shares (including Shares represented by ADSs) to be purchased in the U.S. Offer. If the Purchaser makes a material change in the terms of the U.S. Offer (other than a change in price or percentage of securities sought) or in the information concerning the U.S. Offer, or waives a material condition of the U.S. Offer, the Purchaser will extend the U.S. Offer, if required by applicable law, for a period sufficient to allow shareholders to consider the amended terms of the U.S. Offer. In a published release, the Commission has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the minimum tender condition near or at the end of a tender offer is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to securityholders, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow adequate dissemination and investor response. The term 'business day' shall mean any day other than Saturday, Sunday or a U.S. federal holiday and shall consist of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

     The Purchaser also reserves the right, in its sole discretion, in the event any of the conditions specified in Section 15 shall not have been satisfied and so long as Shares and/or ADSs have not theretofore been accepted for payment, to delay (except as otherwise required by applicable law) acceptance for payment of or payment for Shares and ADSs or to terminate the U.S. Offer and not accept for payment or pay for Shares and ADSs.

     If the Purchaser extends the period of time during which the U.S. Offer is open, is delayed in accepting for payment or paying for Shares and/or ADSs or is unable to accept for payment or pay for Shares and/or ADSs pursuant to the U.S. Offer for any reason, then, without prejudice to the Purchaser's rights under the U.S. Offer, the Receiving Agent may, on behalf of the Purchaser, retain all Shares and ADSs, respectively, tendered, and such Shares and ADSs may not be withdrawn except as otherwise provided in Section 5. The reservation by the Purchaser of the right to delay acceptance for payment of or payment for Shares and ADSs is subject to applicable law, which requires that the Purchaser pay the consideration offered or return the Shares and ADSs deposited by or on behalf of shareholders promptly after the termination or withdrawal of the U.S. Offer.

     Any extension, termination or amendment of the U.S. Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the U.S. Offer, the Purchaser will make a public announcement of such extension no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

15. CERTAIN CONDITIONS OF THE U.S. OFFER.

     Subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered securities promptly after termination or withdrawal of the U.S. Offer), the Purchaser may terminate or amend the U.S. Offer and may postpone the acceptance of any payment for the Shares and ADSs as provided in Section 14 if prior to the Expiration Date either the Bylaw Amendment Condition or the Auction Condition shall not have been satisfied as provided in this U.S. Offer to Purchase; or a foreign investment contract between the Purchaser and the Republic of Chile with respect to the purchase of the Shares pursuant to the Offers by Duke and its affiliates shall not have become effective or if at any time before the time of payment for any Shares and ADSs (whether or not any Shares of ADSs have been accepted for payment or paid for pursuant to the U.S. Offer) any of the following conditions exists:

          (a) there shall have been instituted any action or proceeding by any authority or court, domestic or foreign, seeking (i) to suspend, restrain or prohibit either Offer or any of the terms and conditions thereof, (ii) to restrict or prohibit the exercise by Duke or any of its affiliates of any of its rights with respect to all or any portion of the business or assets of Duke or any of its affiliates or obligate Duke or any of its affiliates to dispose of any business or asset of Duke or any of its affiliates, or (iii) impose any limitation on the ability of Duke or any of its affiliates to exercise its rights as a shareholder of the Company;

          (b) there shall have occurred (i) any change or circumstances that materially adversely affects the business, assets, financial condition or net worth of the Company or its affiliates or the value of the Shares or
     (ii) any suspension in trading of the Shares;

          (c) there shall have occurred any modification to the Bylaws of the Company or its affiliates, other than the Bylaw Amendments or there shall have been declared after February 18, 1999 any dividend in respect of the Shares; or

          (d) the Company shall have sold, issued or granted, or entered into an agreement to sell, issue or grant, any shares of common stock of, or other equity interests in, or any securities that are convertible into or exchangeable for any shares of common stock of, or other equity interests in, or any options, warrants or rights of any kind to acquire any shares of common stock or other equity interests in, the Company.

     The foregoing conditions (other than the Bylaw Amendment Condition) are for the sole benefit of Duke and the Purchaser and may be asserted by Duke or the Purchaser in their sole discretion, regardless of the circumstances (including any action or omission by Duke or the Purchaser) giving rise to any such conditions or may be waived by Duke or the Purchaser in their sole discretion in whole or in part at any time or from time to time. The failure by Duke or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted any time and from time to time. Any determination by Duke or the Purchaser concerning any condition or event described in this
Section 15 shall be final and binding upon all parties.

16. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

     GENERAL. Based on its examination of publicly available information filed by the Company with the Commission and other publicly available information concerning the Company, the Purchaser is not aware of (i) any governmental license or regulatory permit that appears to be material to the Company's business that might be adversely affected by the Purchaser's acquisition of Shares and/or ADSs as contemplated herein, (ii) any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares and/or ADSs by the Purchaser as contemplated herein (except that, with respect to the intended claim by the Company after the acquisition of status as a foreign utility company within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended (the '1935 ACT'), the North Carolina Utilities Commission and The Public Service Commission of South Carolina shall not have exercised their right to withdraw their respective certifications to the Securities and Exchange Commission under Section 33(a)(2) of the 1935 Act) or (iii) any approval or other action by any government or governmental administrative regulatory authority or agency, domestic or foreign, or any consent, waiver or other approval that would be required as a result of or in connection with the Offers, including but not limited to, any consents or other approvals under any licenses, concessions, permits and agreements to which the Company or the Purchaser or any of their respective subsidiaries or affiliates is a party. Should any such approval or other action be required, the Purchaser currently contemplates that such approval or other action will be sought. The Purchaser is unable to predict whether it may determine that it is required to delay the acceptance for payment of or payment for Shares and/or ADSs tendered pursuant to the U.S. Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company's business or certain parts of the Company's business might not have to be disposed of, any of which could cause the Purchaser to elect to terminate the U.S. Offer without the purchase of Shares and/or ADSs thereunder. The Purchaser's obligation under the U.S. Offer to accept for payment and pay for Shares and/or ADSs is subject to certain conditions. See Section 15.

     CHILEAN CORPORATE LAW.

     Should Duke acquire control of approximately 51% of the total number of Shares outstanding, Duke would be able, with the concurrence of holders of relatively few Shares not owned by Duke, to make certain fundamental changes to the Company. More particularly, Chilean companies law provides that a vote of the holders of at least 66 2/3% of the outstanding shares would be required to take any of the following action: (i) transformation, spin-off or merger of the Company; (ii) amendment to the term of duration of the Company or its early termination; (iii) change of the domicile of the Company; (iv) decrease in capital of the Company; (v) approval and valuation of capital contributions made in property other than cash; (vi) amendment to those matters to be decided at a meeting of shareholders; (vii) reduction of the number of members of the Board of Directors of the Company and limits on the powers of the Board of Directors; (viii) sale of all of the assets and debts or sale of all of the assets of the Company; (ix) the manner of distributing surplus of the Company; and (x) the curing of technical defects in the constitutive documents of the Company or any amendment thereto.

     Chilean company law provides for statutory withdrawal rights for minority shareholders where holders of at least 66 2/3% of the total shares outstanding make certain of the fundamental changes set forth above. Following the adoption of a resolution relating to a fundamental change by a majority of at least
66 2/3% of total shares outstanding, a company is required to publish a notice of the passing of such resolution. Dissident shareholders have thirty days to notify the company of their dissent. The board of directors of the company has an additional thirty days to call another meeting of the shareholders to consider the revocation of the resolution that triggered the withdrawal right. If the board of directors does not call a second meeting of the shareholders or the resolution is not revoked at such meeting, all dissenting shareholders that previously notified the company have the right to compel the company to purchase their shares in the company. Such purchases are made within thirty days of the second shareholders meeting or the date of the decision of the board of directors not to call such meeting, at a price determined from the weighted average trading price on stock exchanges in Chile during the preceding two months.

     Under Article 54 of the Chilean Securities Market Law, any person or group of persons intending to take control of a publicly traded Chilean company must announce such intent to the public by publishing in a national newspaper a notice of intention to acquire control that contains the information prescribed by such Article 54 and duly notifying the SVS and the stock exchange in Chile on which such company's securities are traded. In accordance with Article 54, a notice of intention to acquire control was published by Duke on February 18, 1999 in La Segunda, a national newspaper and reprinted on February 19, 1999 in El Mercurio, also a national newspaper, and the SVS and Chilean Stock Exchanges were duly notified on February 18, 1999. Following the announcement by Duke of its intention to conduct the Offers, the SVS requested that Duke and the Purchaser supplement the information provided in the Article 54 notice and Duke and the Purchaser have complied with this request.

     In accordance with Article 12 of the Securities Market Law, Duke must report the results of the Offers to the SVS and the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Electronic Exchange within five days of the Expiration Date. In addition, the Company must give notice of the acquisition of a majority of the ownership interests of the Company within five days after the first day of the month following the month in which the purchases under the Offers are made. Duke intends to take, or cause to be taken, all steps necessary to comply with Article 12 of the Chilean Securities Market Law.

     ANTITRUST AND REGULATORY LAWS.

     Under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the 'HSR ACT'), certain acquisitions may not be consummated unless certain information has been furnished to the Federal Trade Commission and the Antitrust Division of the Department of Justice and certain waiting period requirements have been satisfied. Based upon information concerning the Company that is publicly available, the Purchaser believes that the HSR Act is not applicable to the purchase of the Shares and/or the ADSs pursuant to the Offers and that such purchase will not violate the antitrust laws.

     There are no requirements under Chilean law that the Chilean Antitrust Authority (the 'CAA') be notified of the Offers. The CAA does, however, have broad authority to investigate any intended transaction that the CAA determines is likely to cause an adverse effect on, or lessen, competition. Although it is not anticipated that the CAA will investigate the Offers, no assurance can be given that the CAA will not determine that the Offers are anticompetitive and subject to the scrutiny of the CAA.

     OTHER.

     Based upon the Purchaser's examination of publicly available information concerning the Company, it appears that the Company and its subsidiaries own property and conduct business in a number of foreign countries in addition to those described above. In connection with the acquisition of Shares and/or ADSs pursuant to the Offers, the laws of certain of those foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. After commencement of the Offers, Duke will seek further information regarding the applicability of any such laws and currently intends to take such action as they may require, but no assurance can be given that such approvals will be obtained. If any action is taken prior to completion of the U.S. Offer by any such government or governmental authority, the Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15.

17. FEES AND EXPENSES.

     Except as set forth below, neither the Purchaser nor Duke will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares and/or ADSs pursuant to the U.S. Offer.

     CSFB is acting as Dealer Manager in connection with the U.S. Offer and as financial advisor to Duke and the Purchaser in connection with the proposed acquisition of a controlling interest in the Company. CSFB will receive customary compensation for acting in the foregoing capacities. Such compensation will not exceed $14.0 million in the aggregate. Duke and the Purchaser also have agreed to reimburse CSFB for its out-of-pocket expenses, including the fees and expenses of legal counsel and other advisors, incurred in connection with its engagement, and to indemnify CSFB and certain related persons against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws. In the ordinary course of business, CSFB and its affiliates may actively trade the debt and equity securities of the Company for their own account and for the accounts of customers, and accordingly, may at any time hold a long or short position in such securities.

     The Purchaser has retained Harris Trust Company of New York to act as the Receiving Agent in connection with the U.S. Offer. The Receiving Agent has not been retained to make solicitations or recommendations in its role as receiving agent. The Receiving Agent will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

     The Purchaser has retained Innisfree M&A Incorporated to act as the Information Agent in connection with the U.S. Offer. The Information Agent may contact holders of Shares and/or ADSs by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the U.S. Offer to beneficial owners. The Information Agent will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

18. MISCELLANEOUS.

     The U.S. Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares or ADSs in any jurisdiction in which the making of the U.S. Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Purchaser may, in its discretion, take such action as it may deem necessary to make the U.S. Offer in any such jurisdiction and extend the U.S. Offer to holders of Shares and ADSs in such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR DUKE NOT CONTAINED IN THIS U.S. OFFER TO PURCHASE OR IN THE FORM OF ACCEPTANCE, ADS LETTER OF TRANSMITTAL OR ADS NOTICE OF GUARANTEED DELIVERY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     The Purchaser has filed with the Commission a Tender Offer Statement on
Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the U.S. Offer. The Schedule 14D-1 and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the Commission in the manner set forth in Section 8 of this U.S. Offer to Purchase (except that such information will not be available at the regional offices of the Commission).

                                          DUKE ENERGY INTERNATIONAL, L.L.C.
                                          DUKE ENERGY CORPORATION

February 25, 1999

                                   SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS

     1. DIRECTORS AND EXECUTIVE OFFICERS OF DUKE ENERGY CORPORATION. The name, business address, present principal occupation or employment and five-year employment history of each director and executive officer of Duke Energy Corporation and certain other information are set forth below. Unless otherwise indicated below, the address of each director and officer is 422 South Church Street, Charlotte, North Carolina 28202-1904, U.S.A. Where no date is shown, the individual has occupied the position indicated for the past five years. All directors and officers listed below are United States citizens. Directors are identified by an asterisk.

                                                                PRESENT PRINCIPAL OCCUPATION OR
NAME AND BUSINESS ADDRESS                                 EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
---------------------------------------------  ------------------------------------------------------------------
George Alex Bernhardt, Sr.*..................  Chairman & Chief Executive Officer, Bernhardt Furniture.
Richard W. Blackburn.........................  Executive Vice President, General Counsel & Secretary of Duke
                                               (since October 1997); President & Group Executive Worldwide
                                               Communications and Media Group, NYNEX (1995-1997); Chief Operating
                                               Officer, Worldwide Services, NYNEX (1991-1995).
Robert J. Brown*.............................  Chairman & Chief Executive Officer, B&C Associates, Inc.
William A. Coley*............................  Group President of Duke Power, Duke; has held other positions at
                                               Duke.
William T. Esrey*............................  Chairman & Chief Executive Officer, Sprint Corporation.
Fred J. Fowler...............................  Group Vice President of Energy Transmission, Duke (since 1997);
                                               has held other positions at Duke's subsidiaries; President, Texas
                                               Eastern (1994-1997)
Ann Maynard Gray*............................  Former Vice President, ABC Inc.; former President, Diversified
                                               Publishing, Group of ABC Inc.
Dennis R. Hendrix*...........................  Retired Chairman of the Board and former President, PanEnergy
                                               Corporation.
Harold S. Hook*..............................  Consultant (since 1997); Chairman, (1978-1997), Chief Executive
                                               Officer (1978-1996), American General Corporation.
George Dean Johnson, Jr..*...................  Chief Executive Officer, Extended Stay American; Blockbuster
                                               Entertainment Corporation.
A. Max Lennon*...............................  President, Mars Hill College (1996-present); President & Chief
                                               Executive Officer of Eastern Foods, Inc. (1994-1996); President
                                               Clemson University (1985-1994).
Leo E. Linbeck, Jr.*.........................  Chief Executive Officer, Linbeck Corporation.
James G. Martin*.............................  Medical Research Executive, Vice President, Research Carolinas
                                               Medical Center.
Richard J. Osborne...........................  Executive Vice President and Chief Financial Officer
Harvey Padewer...............................  Group President, Energy Services (1999) prior to 1999, Utilicorp
                                               (1995-1999); ABB (prior to 1995)
Richard B. Priory*...........................  Chairman, President & Chief Executive Officer of Duke; has held other positions at Duke.
Russell M. Robinson, II*.....................  Attorney, Robinson, Bradshaw & Hinson, P.A.
Ruth Shaw....................................  Executive Vice President, Chief Administrative Officer (since June
                                               1997); has held other positions at Duke.

     2. DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER. The name, business address, present principal occupation or employment and five-year employment history of each director and executive officer of the Purchaser and certain other information are set forth below. Unless otherwise indicated below, the address of each director and officer is 5400 Westheimer Court, Houston, Texas 77056-5310, U.S.A. Where no date is shown, the individual has occupied the position indicated for the past five years. All directors and officers listed below are United States citizens. Directors are identified by an asterisk.

                                                                PRESENT PRINCIPAL OCCUPATION OR
NAME AND BUSINESS ADDRESS                                 EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
---------------------------------------------  ------------------------------------------------------------------

Keith G. Butler..............................  Executive Vice President, Chief Financial Officer, Treasurer &
                                               Secretary of Purchaser; Senior Vice President & Chief Financial
                                               Officer, Duke Global Asset; has held other positions at Duke.
Steven F. Gilliland..........................  Executive Vice President, President, Industrial Asset Development
                                               of Purchaser; has held other positions at Duke (since 1996);
                                               President & Chief Executive Officer, Proler International Corp.
                                               (January 1995-August 1996). Senior Vice President, CRSS Capital,
                                               Inc. (1992-1994).
David L. Hauser*.............................  Senior Vice President & Treasurer of Duke; has held other positions at Duke.
Henry D. Jones*..............................  President, Duke Energy Resource Management Co.; has held other positions at Duke (since 1998); Vice President, Energy Trading
                                               Risk Management -- NGC Corp. (February 1994-March 1998).
Robert S. Lilien*............................  Senior Vice President -- Diversified Businesses of Duke; has held other positions at Duke.
Johnny Farris Norris, Jr.*...................  Chairman of Purchaser; Chairman & Chief Executive Officer, Duke
                                               Global Asset; has held other positions at Duke and its
                                               subsidiaries.
John T. Sickman..............................  Senior Vice President of Purchaser; has held other positions with
                                               Duke.
William L. Sigmon, Jr........................  Senior Vice President of Purchaser; Senior Vice President Project
                                               Management, Duke; has held other positions at Duke and its subsidiaries.
Bruce A. Williamson*.........................  President & Chief Executive Officer of Purchaser; has held other positions at Duke and its subsidiaries since 1995; Shell Oil
                                               Company (prior to 1995).

     3. DIRECTORS AND EXECUTIVE OFFICERS OF THE DUKE GLOBAL ASSET DEVELOPMENT, INC. The name, business address, present principal occupation or employment and five-year employment history of each director and executive officer of Duke Global Asset Development, Inc. and certain other information are set forth below. Unless otherwise indicated below, the address of each director and officer is 400 South Tryon, Suite 1800 Charlotte, NC 28285, U.S.A. Where no date is shown, the individual has occupied the position indicated for the past five years. All directors and officers listed below are United States citizens. Directors are identified by an asterisk.

                                                                PRESENT PRINCIPAL OCCUPATION OR
NAME AND BUSINESS ADDRESS                                 EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
---------------------------------------------  ------------------------------------------------------------------

Edgar Barber Abrams..........................  Executive Vice President of Duke Global Asset; has held other positions at Duke and its subsidiaries.
Keith G. Butler..............................  Senior Vice President & Chief Financial Officer of Duke Global
                                               Asset; has held other positions at Duke and its subsidiaries.
Johnny Farris Norris, Jr.*...................  Chairman & Chief Executive Officer (1998-present) of Duke Global
                                               Asset; has held other positions at Duke and its subsidiaries.
David L. Rehn*...............................  Executive Vice President of Duke Global Asset; President & Chief
                                               Executive Officer, Duke Energy Power Services; has held other positions at Duke.
Bruce A. Williamson*.........................  Executive Vice President of Duke Global Asset; President & Chief
                                               Executive Officer of Purchaser; has held other positions at Duke and its subsidiaries (since 1995); Shell Oil Company (prior to
                                               Duke).

     4. DIRECTORS AND EXECUTIVE OFFICERS OF THE DUKE ENERGY SERVICES, INC. The name, business address, present principal occupation or employment and five-year employment history of each director and executive officer of Duke Energy Services, Inc. and certain other information are set forth below. Unless otherwise indicated below, the address of each director and officer is 5400 Westheimer Court, Houston, Texas 77056-5310, U.S.A. Where no date is shown, the individual has occupied the position indicated for the past five years. All directors and officers listed below are United States citizens. Directors are identified by an asterisk.

                                                                PRESENT PRINCIPAL OCCUPATION OR
NAME AND BUSINESS ADDRESS                                 EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
---------------------------------------------  ------------------------------------------------------------------

Leonard B. Gatewood*.........................  Executive Vice President; Senior Vice President, Strategic
                                               Planning & Development, Duke; has held other positions at Duke and its subsidiaries.
Robert S. Lilien*............................  Senior Vice President -- Diversified Businesses, Duke; has held other positions at Duke and its subsidiaries.
Richard McGee................................  Vice President and General Counsel of DESI.
Jim W. Mogg*.................................  Executive Vice President of DESI; President & Chief Executive
                                               Officer, Duke Energy Field Services, Inc.; has held other
                                               positions at subsidiaries of Duke.
Harvey J. Padewer*...........................  Group President, Energy Services (1999); Utilicorp (1995-1999);
                                               prior to 1995, ABB.

     5. DIRECTORS AND EXECUTIVE OFFICERS OF PANENERGY CORP. The name, business address, present principal occupation or employment and five-year employment history of each director and executive officer of PanEnergy Corp. and certain other information are set forth below. Unless otherwise indicated below, the address of each director and officer is 5400 Westheimer Court, Houston, Texas 77056-5310, U.S.A. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with PanEnergy Corp. All directors and officers listed below are United States citizens. Directors are identified by an asterisk.

                                                                PRESENT PRINCIPAL OCCUPATION OR
NAME AND BUSINESS ADDRESS                                 EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
---------------------------------------------  ------------------------------------------------------------------

David L. Hauser..............................  Vice President & Treasurer of PanEnergy; Senior Vice President &
                                               Treasurer, Duke; has held other positions at Duke and its
                                               subsidiaries.
Fred J. Fowler*..............................  Group Vice President of Energy Transmission, Duke (since 1997);
                                               President, Texas Eastern (1994-1997)
Richard B. Priory*...........................  Chairman, President & CEO of Duke (since November 1998); has held other positions at Duke and its subsidiaries.
Richard J. Osborne*..........................  Senior Vice President & Chief Financial Officer of PanEnergy,
                                               Executive Vice President and Chief Financial Officer, Finance,
                                               Duke; has held other positions at Duke.
Steven M. Roverud............................  Group Vice President of Duke (since 1996); President, Panhandle
                                               Eastern Pipe Line Company (present, 1994-1996); Chairman
                                               (present), Senior Vice President, Trunkline Gas Company and
                                               Trunkline LNG Company (1993-1994).
Bruce A. Williamson..........................  Vice President, Finance & Assistant Secretary of PanEnergy;
                                               President & Chief Executive Officer, Purchaser; has held other positions at Duke's subsidiaries (since 1995); Shell Oil Company
                                               (prior to Duke's subsidiaries).

     6. DIRECTORS AND EXECUTIVE OFFICERS OF DUKE CAPITAL CORPORATION. The name, business address, present principal occupation or employment and five-year employment history of each director and executive officer of Duke Capital Corporation and certain other information are set forth below. Unless otherwise indicated below, the address of each director and officer is 422 South Church Street, Charlotte, NC 28202, U.S.A. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Duke Capital Corporation. All directors and officers listed below are United States citizens. Directors are identified by an asterisk.

                                                                PRESENT PRINCIPAL OCCUPATION OR
NAME AND BUSINESS ADDRESS                                 EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
---------------------------------------------  ------------------------------------------------------------------

Fred J. Fowler*..............................  Vice President of Duke Capital; Group Vice President, Energy
                                               Transmission, Duke (since 1987); President, Texas Eastern
                                               (1994-1997).
David L. Hauser..............................  Vice President and Treasurer of Duke Capital; Senior Vice
                                               President & Treasurer, Duke; has held other positions at Duke and its subsidiaries.
Robert S. Lilien*............................  Secretary and General Counsel of Duke Capital; Senior Vice
                                               President -- Diversified Businesses, Duke; has held other
                                               positions at Duke and its subsidiaries.
Richard J. Osborne*..........................  Vice President & Chief Financial Officer of Duke Capital;
                                               Executive Vice President & Chief Financial Officer, Finance, Duke;
                                               has held other positions at Duke and its subsidiaries.
Harvey J. Padewer*...........................  Group President, Energy Services, Duke (1999); Utilicorp
                                               (1995-1999); prior to 1995, ABB.
Richard B. Priory*...........................  President & Chairman of Duke Capital; Chairman; President & CEO of
                                               Duke; has held other positions at Duke and its subsidiaries.

     Facsimile copies of the Form of Acceptance and the ADS Letter of Transmittal, properly completed and duly signed, will be accepted. Completed Forms of Acceptance, accompanied by Titulo(s), a duly signed Traspaso with the number of Shares in blank and a power of attorney to complete the Traspaso and all other documents of title and transfer, should be delivered to the Receiving Agent at the addresses set forth below. The ADS Letter of Transmittal, ADRs for the ADSs and any other required documents should be sent by each holder of the ADSs or his or her broker, dealer, commercial bank, trust company or other nominee to the Receiving Agent at the addresses set forth below.

                   The Receiving Agent for the U.S. Offer is:

                        HARRIS TRUST COMPANY OF NEW YORK

              By Mail:                      Facsimile Transmission:            By Hand or Overnight Courier:
        Wall Street Station             (for Eligible Institutions Only)         88 Pine Street 19th Floor
           P.O. Box 1023                         (212) 701-7636                      New York, NY 10005
      New York, NY 10268-1023                    (212) 701-7637
                                              Confirmation of Fax:
                                                 (212) 701-7624

     Questions or requests for assistance or additional copies of this U.S. Offer to Purchase, the Form of Acceptance, the ADS Letter of Transmittal and the ADS Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. A holder of Shares and/or ADSs also may contact his or her broker, dealer, commercial bank, trust company or other nominee for assistance concerning the U.S. Offer.

                  The Information Agent for the U.S. Offer is:

                            [INNISFREE M & A INCORPORATED]

                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
                Bankers and Brokers Call Collect: (212) 750-5833
                   All Others Call Toll Free: (888) 750-5834

                   The Dealer Manager for the U.S. Offer is:

                     CREDIT SUISSE FIRST BOSTON CORPORATION
                             Eleven Madison Avenue
                         New York, New York 10010-3629
                         Call Toll Free (800) 881-8320

                                                                  EXHIBIT (a)(2)

     THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about what action to take, you should immediately consult your stockbroker, bank manager, lawyer, accountant or other professional or investment advisor.

     If you have sold all your shares in Empresa Nacional de Electricidad S.A. (the 'COMPANY' or 'ENDESA-CHILE'), please send this Form together with the accompanying documents as soon as possible to the purchaser or to the stockbroker, bank or other agent through whom the sale was effected for transmission to the Purchaser.

     This document should be read in conjunction with the U.S. Offer to Purchase dated February 25, 1999 (the 'U.S. OFFER TO PURCHASE'). The definitions used in the U.S. Offer to Purchase apply in this Form of Acceptance (the 'FORM'). All terms and conditions contained in the U.S. Offer to Purchase applicable to the U.S. Offer (as defined in the U.S. Offer to Purchase) for Shares are deemed to be incorporated in and form part of this Form.

                               FORM OF ACCEPTANCE
                        TO TENDER SHARES OF COMMON STOCK
                                       OF
                     EMPRESA NACIONAL DE ELECTRICIDAD S.A.
                     PURSUANT TO THE U.S. OFFER TO PURCHASE
                            DATED FEBRUARY 25, 1999
                                       BY
                       DUKE ENERGY INTERNATIONAL, L.L.C.
                     A WHOLLY-OWNED, INDIRECT SUBSIDIARY OF
                            DUKE ENERGY CORPORATION

        THE U.S. OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, APRIL 9, 1999, UNLESS THE U.S.
                               OFFER IS EXTENDED.

                   THE RECEIVING AGENT FOR THE U.S. OFFER IS:
                        HARRIS TRUST COMPANY OF NEW YORK

           By Mail:                      By Hand or Overnight Courier:
     Wall Street Station                        88 Pine Street
        P.O. Box 1023                             19th Floor
New York, New York 10268-1023             New York, New York 10005

                          For Confirmation Telephone:
                                 (212) 701-7624

     DELIVERY OF THIS FORM OF ACCEPTANCE TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY. DELIVERY OF THIS FORM OF ACCEPTANCE TO A BOOK-ENTRY TRANSFER FACILITY WILL NOT CONSTITUTE VALID DELIVERY TO THE RECEIVING AGENT.

     THE INSTRUCTIONS ACCOMPANYING THIS FORM OF ACCEPTANCE SHOULD BE READ CAREFULLY BEFORE THIS FORM OF ACCEPTANCE IS COMPLETED.

     THIS FORM OF ACCEPTANCE IS TO BE USED ONLY FOR TENDERING SHARES (AS DEFINED BELOW). DO NOT USE THIS FORM OF ACCEPTANCE FOR TENDERING ADSs.

                  ACTION TO BE TAKEN TO ACCEPT THE U.S. OFFER

     Please read the detailed instructions on how to complete this Form. This Form should only be used to accept the U.S. Offer if you are a registered holder of Shares of Endesa-Chile (the 'SHARES') and you are not a Chilean Person or holding shares for a Chilean Person. Shares beneficially owned or held of record by persons who are Chilean Persons cannot be tendered pursuant to the U.S. Offer and can only be tendered pursuant to the concurrent Chilean Offer. If you are a holder of American Depositary Shares ('ADSs'), you will receive and should complete an ADS Letter of Transmittal and related documents in accordance with the instructions set out therein. If you wish to accept the U.S. Offer, send the completed and signed Form, together with Titulo(s) evidencing ownership of Shares or a certificate from the Deposito Central de Valores (the 'DCV') evidencing the number of Shares held on deposit in the case of Shares held at the DCV, a duly signed Traspaso stock transfer (Exhibit 1) with the number of Shares IN BLANK and a power of attorney to complete such Traspaso and, in the case of Shares held on deposit at the DCV, a letter to the DCV instructing the DCV to perform a book-entry transfer in favor of Duke Energy International, L.L.C. (the 'PURCHASER'), to Harris Trust Company of New York (the 'RECEIVING AGENT'), at the address set forth on the back cover of the U.S. Offer to Purchase as soon as possible and in any event so as to arrive not later than 12:00 midnight, New York City time, on Friday, April 9, 1999, unless the U.S. Offer is extended.

     If your Titulo(s) and other documentation are not readily available or are lost, this Form should nevertheless be completed, signed and returned as stated above so as to arrive not later than 12:00 midnight, New York City time, on Friday, April 9, 1999, unless the U.S. Offer is extended.

     Your acceptance of the U.S. Offer is on the terms and subject to the conditions contained in the U.S. Offer to Purchase and in this Form. In the event of an inconsistency between the terms and procedures in the Form and the U.S. Offer to Purchase, the terms and procedures in the U.S. Offer to Purchase shall govern. Please contact the Information Agent at (888) 750-5834 or (212) 750-5833 to discuss any inconsistency.

                      DO NOT DETACH ANY PART OF THIS FORM

     If you have any questions as to how to complete this Form, please contact the Information Agent at (888) 750-5834 or (212) 750-5833.

INSTRUCTIONS

     If you wish to accept the U.S. Offer you should:

          (i) complete and sign this Form in accordance with the instructions set out below;

          (ii) forward this Form, together with Titulo(s) evidencing ownership of Shares or a certificate from the DCV evidencing the number of Shares held on deposit in the case of Shares held at the DCV, a duly signed Traspaso with the number of Shares IN BLANK and a power of attorney to complete such Traspaso and, in the case of Shares held on deposit at the DCV, a letter to the DCV instructing the DCV to perform a book-entry transfer in favor of the Purchaser, to the Receiving Agent at the address set forth on the back cover of the U.S. Offer to Purchase; and

          (iii) ensure that they are sent so that they arrive or are delivered at the address of the Receiving Agent not later than 12:00 midnight, New York City time, on Friday, April 9, 1999, unless the U.S. Offer is extended.

POWER OF ATTORNEY

     By accepting this U.S. Offer, signing this Form and delivering both the Titulo(s) and a duly signed Traspaso with the number of Shares being offered for acceptance by the Purchaser IN BLANK you will be granting a special irrevocable power of attorney to the Receiving Agent authorizing such Receiving Agent to fill in such blank with: (i) the total number of Shares you indicate in this Form if following the Expiration Date Shares and ADSs representing in the aggregate less than 501,947,400 Shares are tendered and accepted for purchase by the Purchaser; or otherwise (ii) such number of Shares as the

Purchaser may determine by following the rules on proration set out in the U.S. Offer to Purchase if, on the Expiration Date, your Shares are eligible for proration in accordance with such rules. By signing this Form you hereby grant this irrevocable commercial power of attorney in the understanding that it is being granted in the interest of both the principal and the attorney in fact and that the attorney in fact shall not be liable for rendering of accounts or any other obligations to the principal.

NEGATIVE COVENANT

     By signing this Form, you agree that until the Expiration Date you will not sell, transfer, assign, pledge or in any other way dispose of or encumber the Shares tendered hereby.

VOTING ON BYLAW AMENDMENTS

     Attached as Exhibits 2 and 3 to this Form are Spanish and English language proxies. You may execute the proxy in Spanish in favor of a third party to vote your Shares at the Bylaw Meeting when it is scheduled by the Company.

HOW TO COMPLETE THIS FORM                      PLEASE COMPLETE IN BLOCK CAPITALS
--------------------------------------------------------------------------------

1. THE U.S. OFFER

     To accept the U.S. Offer, write in Box 1 the total number of Shares for which you wish to accept the U.S. Offer. If no number, or a number greater than your entire holding of Shares, is written in Box 1 and you have signed Box 2, you will be deemed to have written the number of Shares comprised in, and to have accepted the U.S. Offer in respect of, your entire registered holding of Shares. TO ACCEPT THE U.S. OFFER, COMPLETE BOXES 1 AND 3 AND, IF APPLICABLE, BOX 4, AND SIGN BOX 2 BELOW.


                        BOX 1


 _______________________________________________
                        SHARES




2. SIGNATURES

     You must execute Box 2 and, in the case of a joint holding, arrange for the designated common representative or, otherwise, all other joint holders to do likewise.

     In the case of Joint Holders, all must sign. All signatures must be witnessed.

     A witness should be a stockbroker, a Notary Public or two individuals over 18 and must not be a joint holder.

     If you sign in a capacity other than that of a registered holder (e.g., under a Power of Attorney), please state the capacity in which you sign and send together with this Form an authorized copy of the Power of Attorney.

SIGN HERE TO ACCEPT THE U.S. OFFER
------------------------------------------------------------------------------------------------------------
                                                      BOX 2
------------------------------------------------------------------------------------------------------------

Execution by Individuals                                         Execution by a company
Signed and delivered as a deed by                                Executed and delivered as a deed of
In the presence
                                                                 by

------------------------------------------------------------
(NAME OF RECORD HOLDER)
                                                                 ------------------------------------------------
                                                                 ------------------------------------------------
                                                                 ------------------------------------------------
                                                                 (NAME OF COMPANY)
------------------------------------------------------------
(SIGNATURE OF RECORD HOLDER)
                                                                 ------------------------------------------------
                                                                 ------------------------------------------------
                                                                 ------------------------------------------------
                                                                 (GENERAL MANAGER)                (SIGNATURE)

                                                                 ------------------------------------------------
                                                                 ------------------------------------------------
                                                                 ------------------------------------------------
                                                                 (NAME OF SECRETARY/DIRECTOR)      (SIGNATURE)

  (The space above should be used to witness as appropriate)

3. NAME(s) AND ADDRESS

     Complete Box 3 with the full name and address of the sole or first named registered holder together with the names of all other joint holders (if any) in BLOCK CAPITALS.

FULL NAME(S) AND ADDRESS

-------------------------------------------------------------------------------------------------------------------------
                                                           BOX 3
-------------------------------------------------------------------------------------------------------------------------
                            JOINT REGISTERED         JOINT REGISTERED         JOINT REGISTERED
                                HOLDER(S)                HOLDER(S)                HOLDER(S)
FIRST REGISTERED HOLDER

1. First Name(s)              2. First Name(s)         3. First Name(s)         4. First Name(s)         5. Corporation(s)

(Mr. Mrs. Miss Title)         (Mr. Mrs. Miss Title)    (Mr. Mrs. Miss Title)    (Mr. Mrs. Miss Title)    Name of Corporation

 Last Name                     Last Name                Last Name                Last Name

 Address                       Address                  Address                  Address                  Address

 Zip Code                      Zip Code                 Zip Code                 Zip Code                 Zip Code


 In case of questions please state daytime telephone number_____________________

4. ALTERNATIVE ADDRESS

     Insert in Box 4 the name and address of the person or agent (for example, your bank) to whom you wish the consideration or returned documents to be sent if not the same as in Box 3. Complete this Box if you wish the consideration and/or other documents to be sent to someone other than the first-named registered holder at the address set out in Box 3.


 -------------------------------------------------
                      BOX 4
 -------------------------------------------------

Name ------------------------------------------

Address----------------------------------------
-----------------------------------------------
-----------------------------------------------
-----------------------------------------------
-----------------------------------------------

Daytime telephone number ----------------------


ADDITIONAL NOTES REGARDING THE COMPLETION AND SUBMISSION OF THIS FORM

     In order to be effective, this Form must, except as mentioned below, be executed personally by the registered holder or, in the case of a joint holding, by the representative of ALL the joint holders as provided for in Article 23 of Law 18.046 of the Chilean Companies Law and all signatures must be independently witnessed as provided for in Article 15 of the Regulations of the Chilean Companies Law (the 'RULES'). A corporation must execute this Form by means of its General Manager signing on its behalf or by executing this Form as a deed in any other manner permitted by its by laws or other regulations.

     In order to avoid delay and inconvenience to yourself, the following points may assist you:

1. IF THE SOLE HOLDER HAS DIED

     If the lawful successors in the ownership of the Shares have been registered with the Company (in its Shareholders Registry) in the manner provided for in Article 18 of the Rules, this Form must be signed by such holder of record and witnessed as provided for in Article 15 of the Rules and sent to or delivered by hand to the Receiving Agent at its address together with the Titulo(s) and the duly signed Traspaso with the number of shares IN BLANK. If the lawful successors in the ownership of the Shares have not been registered with the Company (in its Shareholders Registry) all the prospective heirs should sign this Form witnessed as provided for in Article 15 of the Rules and forward it together with the Titulo(s) and a duly signed Traspaso with the number of Shares IN BLANK and in addition the relevant auto de posesion efectiva (probate), all to be sent to or delivered by hand to the Receiving Agent at its address before the consideration due can be forwarded to the personal representative(s).

2. IF ONE OF THE JOINT HOLDERS IN A JOINT ACCOUNT HAS DIED

     This Form must be signed by all the surviving holders together with all prospective heirs as listed in the auto de posesion efectiva, or the executor, in such case and sent to or delivered by hand to the Receiving Agent together with the Titulo(s), a duly signed Traspaso with the number of Shares IN BLANK and, in addition, the relevant auto de posesion efectiva (probate) of the deceased.

3. IF YOUR TITULO(S) IS/ARE HELD BY YOUR STOCKBROKER, BANK OR SOME OTHER AGENT

     You should either obtain from your stockbroker, bank or other agent the Titulo(s) in your name and submit it to the Receiving Agent together with the Traspaso with the number of Shares IN BLANK and the Form duly signed or, alternatively, you should instruct your stockbroker, bank or other agent to tender your Shares in the manner specified above.

4. IF YOUR SHARES ARE DEPOSITED WITH THE DCV

     The completed Form, together with a duly signed Traspaso with the number of Shares IN BLANK together with: (i) a letter to the DCV instructing the DCV to perform a book-entry transfer in favor of the Purchaser for such number of Shares as may be specified in accordance herewith; and (ii) the certificate issued by the DCV evidencing the number of Shares held in deposit with such facility and indication that they are free and clear of liens, pledges or encumbrances, should be sent to or submitted by hand to the Receiving Agent at its address set forth on the back cover of the U.S. Offer to Purchase.

5. IF YOU HAVE LOST ANY OF YOUR SHARE CERTIFICATES

     The completed Form, together with any Titulo(s) which you have available, should be sent to or delivered by hand to the Receiving Agent at its address accompanied by a letter stating that you have lost one or more of your Titulo(s). You should then follow the procedures provided for in Article 21 of the Rules and, when completed, ask the Company for a substitute Titulo.

6. IF A HOLDER IS AWAY FROM HOME (E.G., ABROAD OR ON HOLIDAY) OR IF THIS FORM IS BEING SIGNED UNDER A POWER OF ATTORNEY

     Send this form by the quickest means (e.g., air mail) to the holder for execution or, if the holder has executed a Power of Attorney, have this Form signed by the Attorney. The completed Form together with the Titulo(s) and duly signed Traspaso with the number of Shares IN BLANK should be deposited with the Receiving Agent, at its address accompanied by the Power of Attorney (or a duly certified copy thereof). The Power of Attorney (or a duly certified copy thereof) will be submitted for registration by the Receiving Agent and returned as directed. No other signatures are acceptable.

7. IF YOUR NAME OR ANY OTHER PARTICULARS ARE SHOWN INCORRECTLY ON THE SHARE CERTIFICATE(S), FOR EXAMPLE:

(a) Name on the certificate(s)......................................................... James Smith
    Correct Name....................................................................... James Smyth

     Complete this Form with the correct name and submit it accompanied by a letter from your bank, stockbroker or lawyer confirming that the person described on the certificate(s) and the person who signed this Form are one and the same.

     (b) Incorrect address

     Write the correct address in Box 3 on this Form.

     (c) Change of name

     If you have changed your name, submit a certified copy of your Marriage Certificate or other documents or, in the case of a corporation, a Certificate of Incorporation or other evidence of the change of name with this Form for noting.

8. IF YOU HAVE SOLD OFF ALL YOUR HOLDING

     You should send this Form at once to the stockbroker, bank or other agent through whom the sale was effected for transmission to the Purchaser.

     THE CONSIDERATION DUE TO YOU UNDER THE U.S. OFFER CANNOT BE SENT TO YOU UNTIL ALL RELEVANT DOCUMENTS HAVE BEEN PROPERLY COMPLETED AND SENT TO OR DEPOSITED WITH THE RECEIVING AGENT. NOTWITHSTANDING THAT NO TITULO(S) AND/OR OTHER DOCUMENT(S) OF TITLE IS/ARE DELIVERED WITH IT, THIS FORM, IF OTHERWISE VALID, ACCOMPANIED BY THE APPROPRIATE ENDORSEMENT OR CERTIFICATE SIGNED ON BEHALF OF THE TRANSFER AGENT OF THE COMPANY WILL BE TREATED AS A VALID ACCEPTANCE OF THE U.S. OFFER.

                                                                       EXHIBIT 1

PLEASE NOTE THAT THIS ENGLISH LANGUAGE TRANSLATION OF "TRASPASO DE ACCIONES" IS PROVIDED FOR YOUR INFORMATION ONLY. TO BE EFFECTIVE, THE ORIGINAL SPANISH LANGUAGE TRASPASO MUST BE COMPLETED AND SIGNED.

                               TRANSFER OF SHARES

I hereby advise the manager of -------------------------------------------------

to transfer --------------------------------------------------------------------

shares of the ------------------------------------------------------------------

owned by -----------------------------------------------------------------------

as recorded in certificate no. -------------------------------------------------

and which I have conveyed to ---------------------------------------------------
                                    FIRST NAME                        LAST NAME

at a price of $------------------ for each share.


                 WITNESSES

                 Name-----------------------

WITNESS 1        Signature -----------------

                 Address--------------------


                 Name-----------------------

WITNESS 2        Signature -----------------

                 Address--------------------




In -------------- on ---------- 199 --------

--------------------------------------------
      NAME OF SELLER OR SELLER'S AGENT
         (Print full name clearly)
--------------------------------------------
   SIGNATURE OF SELLER OR SELLER'S AGENT

Passport or I.D. No.------------------------

Case No.-------------- Jurisdiction --------
           (Complete only if applicable)

I hereby accept the above transfer as well as the bylaws of the company

==========================================================


                 WITNESSES

                 Name-----------------------

WITNESS 1        Signature -----------------

                 Address--------------------


                 Name-----------------------

WITNESS 2        Signature -----------------

                 Address--------------------


In -------------- on ---------- 199 --------

--------------------------------------------
             SIGNATURE OF BUYER

Passport or I.D. No.------------------------

Street Address-------------------------------

City ----------------- State ----------------

P.O. Box ------------- Phone No.-------------

Nationality ---------- Marital Status -------

Name of Spouse ------------------------------

--------------------------------------------------------------------------------

                          ACQUIRER OR BUYER REQUESTS:

1. That the company make the certificate for the purchased or acquired      / /
   shares available no later than 6 business days following the date of receipt of the notice of transfer.

2. That the Company not issue the certificate within the term specified     / /
   under No. 1, above, without detriment to registration of the transfer or the right to request the certificate in due course. This notice is made under the provisions stipulated in Memorandum No. 688 issued by the Securities and Insurance Examiner on February 13, 1987.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                            FOR INTERNAL COMPANY USE
--------------------------------------------------------------------------------
       SETTLED-PAID                                        ISSUED
--------------------------------------------------------------------------------


Certificate No.-------for------(shares) Certificate No.-------for------(shares)

---------------------------------------  ---------------------------------------

---------------------------------------  ---------------------------------------

---------------------------------------  ---------------------------------------

   Date of receipt                      In ---------- on ------------, 199 -----
-----------------------
                                        ----------------------------------------
                                                 AUTHORIZED SIGNATURE
----------------------

All entries on this form must be filled in completely in ink and printed clearly for the transfer to be effective.

IMPORTANT:
All buyers must sign this form. Spouses subject to community property must each sign. Compliance with this requirement is strongly recommended, as it is required for the Signature Registry.

SIGNATURE ------------------------------

STREET ADDRESS -------------------------

CITY --------------- STATE--------------

PASSPORT OR I.D. NO.--------------------


  NO. A: ACCORDING TO THE INSTRUCTIONS SET FORTH IN MEMORANDUM NO. 585 ISSUED BY THE SECURITIES AND INSURANCE EXAMINER ON JANUARY 29, 1986, THIS TRANSFER
   OF SHARES MUST BE PRESENTED TO THE COMPANY FOR REGISTRATION WITHOUT DELAY.

                                                                      Exhibit 1


                   [SPANISH FROM WHICH EXHIBIT 1 IS TRANSLATED]

                                                                       EXHIBIT 2



                  [SPANISH FROM WHICH EXHIBIT 3 IS TRANSLATED]

                                                                       EXHIBIT 3

     PLEASE NOTE THAT THIS ENGLISH LANGUAGE TRANSLATION OF 'CARTA PODER' IS PROVIDED FOR YOUR INFORMATION ONLY. TO BE EFFECTIVE, THE ORIGINAL SPANISH LANGUAGE CARTA PODER MUST BE COMPLETED AND SIGNED.

                                     PROXY

     NOTE: PURSUANT TO ARTICLE 64 OF THE CORPORATION REGULATIONS, THIS
           PROXY SHALL BE VALID ONLY IF THE PLACE, DATE OF ISSUANCE AND NAME OF THE AGENT ARE FILLED OUT BY HAND BY THE SHAREHOLDER.



-----------------------           ---------------    -------------   --------
    PLACE OF ISSUANCE                     DAY            MONTH         YEAR


To the Chairman
Of the Board

By Hand

On this date I authorize Mr. (Ms.) ____________________________ to represent me with the right to vote in any and all proceedings of the Special Meeting of the Shareholders of Empresa Nacional de Electricidad
S.A. called for _____________, 1999 at ____________ hours in ____________
located on _______________________________ Street No. _____________, Santiago,
or the meeting to be held instead if this Meeting is adjourned due to lack of quorum, imperfections in the notice of meeting or suspension by the Board of Directors or by the Superintendency of Securities and Insurance in accordance with the provisions of article 63, subparagraph 2 of Law 18,046. The previously identified agent is hereby expressly empowered to freely delegate this proxy at any time. In exercise of his/her proxy, the agent or person to whom this proxy is delegated may exercise at such Meeting any and all rights to which, under the law, the Corporation Regulations and the Bylaws, I am entitled to as a shareholder. This proxy may only be revoked by another proxy that, dated later than this one, the undersigned may grant to a person other than the previously designated agent and, if two or more proxies dated on the same date and granted in favor of different persons are submitted, said proxies shall not be considered for quorum purposes and for voting at the meeting. I hereby grant this proxy for the total number of shares listed against my name in the Shareholders Registry five days prior to the date set for the Meeting.

---------------------------------            ------------------------
    SHAREHOLDER'S NAME                        SHAREHOLDER'S SIGNATURE


                         Shareholder's 'Rut' (Passport
                            or other identification
                                    number)

                                      PAYER'S NAME: HARRIS TRUST COMPANY OF NEW YORK
SUBSTITUTE
FORM W-9                      PART 1 -- PLEASE PROVIDE YOUR TIN IN THE BOX AT         Social security number or
DEPARTMENT OF THE             RIGHT AND CERTIFY BY SIGNING AND DATING BELOW        Employer identification number
TREASURY
INTERNAL REVENUE SERVICE
PAYOR'S REQUEST FOR TAXPAYER
IDENTIFICATION NUMBER
('TIN')
                              PART 2 -- Awaiting TIN [ ]
   PART 3 -- CERTIFICATION -- Under the penalties of perjury, I certify that:
   (1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be assigned to me), and
   (2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the 'IRS') that I am subject to backup withholding as a result of a failure to report all interests or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.
   Certification Information -- You must cross out Item (2) above if you have been notified by the IRS that you are temporarily subject to backup withholding because of under-reporting interest or dividends on your tax returns.
   However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out such Item (2).

   Name ...............................................................................................................
                                                      (PLEASE PRINT)

   Name ...............................................................................................................
                                                   (INCLUDING ZIP CODE)

   Signature ..................................................  Date .................................................

    ...................................................................................................................

                            YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX
                                             IN PART 2 OF SUBSTITUTE FORM W-9
                                  CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

   I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a)
   I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal
   Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that, notwithstanding that I have checked the box in Part 2 (and have completed this
   Certificate of Awaiting Taxpayer Identification Number), all reportable payments made to me prior to the time I provide the Receiving Agent with a properly certified taxpayer identification number will be subject to a 31%
   back-up withholding tax.

   Signature ..................................................  Date .................................................





NOTE: FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9 MAY RESULT IN
      BACK-UP WITHHOLDING OF 31% OF ANY CASH PAYMENT MADE TO YOU PURSUANT TO THE U.S. OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

                                                                  EXHIBIT (a)(3)

     THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about what action to take, you should immediately consult your stockbroker, bank manager, lawyer, accountant or other professional or investment advisor.

     If you have sold all your American Depositary Shares ('ADSs') in Empresa Nacional de Electricidad S.A. (the 'COMPANY' or 'ENDESA-CHILE'), please send this ADS Letter of Transmittal together with the accompanying documents as soon as possible to the Purchaser or to the stockbroker, bank or other agent through whom the sale was effected for transmission to the Purchaser.

     This document should be read in conjunction with the U.S. Offer to Purchase dated February 25, 1999 (the 'U.S. OFFER TO PURCHASE'). The definitions used in the U.S. Offer to Purchase apply in this ADS Letter of Transmittal. All terms and conditions contained in the U.S. Offer to Purchase applicable to the U.S. Offer (as defined in the U.S. Offer to Purchase) for ADSs are deemed to be incorporated in and form part of this ADS Letter of Transmittal.

                           ADS LETTER OF TRANSMITTAL
                 TO TENDER AMERICAN DEPOSITARY SHARES ('ADSs')
                  (EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS)
                                       OF
                     EMPRESA NACIONAL DE ELECTRICIDAD S.A.
                     PURSUANT TO THE U.S. OFFER TO PURCHASE
                            DATED FEBRUARY 25, 1999
                                       BY
                       DUKE ENERGY INTERNATIONAL, L.L.C.
                     A WHOLLY-OWNED, INDIRECT SUBSIDIARY OF
                            DUKE ENERGY CORPORATION

THE U.S. OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, APRIL 9, 1999, UNLESS THE U.S. OFFER IS EXTENDED.

                   THE RECEIVING AGENT FOR THE U.S. OFFER IS:
                        HARRIS TRUST COMPANY OF NEW YORK

                By Mail:                            Facsimile Transmission:                 By Hand or Overnight Courier:
           Wall Street Station                          (212) 701-7636                             88 Pine Street
              P.O. Box 1023                             (212) 701-7637                               19th Floor
      New York, New York 10268-1023                                                           New York, New York 10005

                          For Confirmation Telephone:
                                 (212) 701-7624

     DELIVERY OF THIS ADS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS TO A FACSIMILE NUMBER OTHER THAN THE ONES LISTED ABOVE WILL NOT CONSTITUTE A VALID DELIVERY. DELIVERY OF THIS ADS LETTER OF TRANSMITTAL TO THE BOOK-ENTRY TRANSFER FACILITY WILL NOT CONSTITUTE VALID DELIVERY TO THE RECEIVING AGENT.

     THE INSTRUCTIONS ACCOMPANYING THIS ADS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS ADS LETTER OF TRANSMITTAL IS COMPLETED.

     THIS ADS LETTER OF TRANSMITTAL IS TO BE USED ONLY FOR TENDERING ADRS (AS DEFINED BELOW) EVIDENCING ADSs REPRESENTING SHARES (AS DEFINED BELOW). DO NOT USE THIS ADS LETTER OF TRANSMITTAL FOR TENDERING SHARES.

     Shares of common stock, no par value (the 'SHARES'), of the Company, except insofar as they are represented by ADSs, cannot be tendered by means of this ADS Letter of Transmittal. If you hold Shares which are not represented by ADSs and you are not a Chilean Person or holding beneficially for a Chilean Person, you can obtain a Form of Acceptance for tendering those Shares from the Information Agent or the Dealer Manager. See Instruction 10 of this ADS Letter of Transmittal. Shares beneficially owned or held of record by persons who are Chilean Persons cannot be tendered pursuant to the U.S. Offer and can only be tendered pursuant to the concurrent Chilean Offer. Information on the Chilean Offer may be obtained from Molina y Asociados Asesoria y Servicios Limitada, Santo Domingo 1141, Piso 5, Santiago, Chile (tel: (011-56-2) 671-0265) and Asesoria e Inversiones Alcaino Limitada, Luis Tahayer Ojeda 0130, Oficina 311, Providencia, Santiago, Chile (tel: (011-56-2) 365-1747). PLEASE NOTE, HOWEVER, THAT DOCUMENTATION ON THE CHILEAN OFFER MAY NOT BE SENT INTO THE UNITED STATES.

     All ADS Letters of Transmittal, American Depositary Receipts ('ADRs') evidencing ADSs and other required documents delivered to the Receiving Agent by holders of ADSs will be deemed (without any further action by the Receiving Agent) to constitute acceptance by such holders of the U.S. Offer with respect to such ADSs (and the Shares represented thereby), subject to the terms and conditions set forth in the U.S. Offer to Purchase dated February 25, 1999, any supplements or amendments thereto, and this ADS Letter of Transmittal.

     Holders of ADSs purchased in the U.S. Offer will receive the purchase price for such securities in cash by check or, in the case of ADSs held through a Book-Entry Transfer Facility, by means of delivery of funds to the account maintained at the Book-Entry Transfer Facility by the participant which has tendered the ADS.

     This ADS Letter of Transmittal is to be used either if ADRs evidencing ADSs are to be forwarded herewith or if delivery of ADSs is to be made by book-entry transfer to an account maintained by the Receiving Agent at the Book-Entry Transfer Facility and pursuant to the procedures for book-entry transfer set forth under 'Section 4. Procedure for Accepting the U.S. Offer -- Holders of Endesa-Chile ADSs' in the U.S. Offer to Purchase. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE RECEIVING AGENT.

     In the event of an inconsistency between the terms and procedures in this ADS Letter of Transmittal and the U.S. Offer to Purchase, the terms and procedures in the U.S. Offer to Purchase shall govern. Please contact the Information Agent to discuss any inconsistency.

------------------------------------------------------------------------------------------------------------------
                                          DESCRIPTION OF ADSs TENDERED
                                           (SEE INSTRUCTIONS 3 AND 4)
-------------------------------------------------------------------------------------------------------------------
       NAME(S) AND ADDRESS(ES) OF REGISTERED HOLDER(S)
  (PLEASE FILL IN, IF BLANK, EXACTLY AS NAME(S) APPEAR(S) ON                     ADSs TENDERED
                           ADS(s))                                   (ATTACH ADDITIONAL LIST IF NECESSARY)
-------------------------------------------------------------------------------------------------------------------
                                                                            TOTAL NUMBER OF ADSs    NUMBER OF ADRs
                                                       ADR SERIAL NUMBER(S  EVIDENCED BY ADRS         TENDERED*
                                                       ------------------------------------------------------------

                                                       ------------------------------------------------------------
                                                       ------------------------------------------------------------
                                                       ------------------------------------------------------------
                                                       ------------------------------------------------------------
                                                       ------------------------------------------------------------
                                                       ------------------------------------------------------------


 * Unless otherwise indicated, it will be assumed that all ADSs delivered to the Receiving Agent are being tendered. See Instruction 4.
 You must complete the Box headed 'Sign Here' in accordance with the instructions set out therein and, if appropriate, the Boxes headed 'Special Delivery Instructions' and 'Special Issuance Instructions'.


     Holders of ADSs whose ADRs are not immediately available or who cannot deliver their ADSs and all other documents required by this Letter of Transmittal to the Receiving Agent, or complete the procedures for book-entry transfer on or prior to the expiration of the U.S. Offer may tender their ADSs by following the Guaranteed Delivery Procedures set forth under 'Section 4. Procedure for Accepting the U.S. Offer -- Holders of Endesa-Chile ADSs' in the U.S. Offer to Purchase. See Instruction 2 of this Letter of Transmittal.

[ ] CHECK HERE IF TENDERED ADSs ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER TO
    THE RECEIVING AGENT'S ACCOUNT AT THE BOOK-ENTRY TRANSFER FACILITY AND COMPLETE THE FOLLOWING:

         Name of Tendering Institution .........................................

         Account No. at DTC ....................................................

         Transaction Code No. ..................................................

[ ] CHECK BOX IF TENDERED ADSs ARE BEING DELIVERED PURSUANT TO A NOTICE OF
    GUARANTEED DELIVERY PREVIOUSLY SENT TO THE RECEIVING AGENT AND COMPLETE THE
    FOLLOWING:

         Name(s) of Registered Owner(s) ........................................

         Date of Execution of Notice of Guaranteed Delivery ....................

         Name of Institution that Guaranteed Delivery ..........................

    If delivery is by book-entry transfer:

         Name of Tendering Institution .........................................

         Account No. at DTC ....................................................

         Transaction Code No. ..................................................

                    NOTE: SIGNATURES MUST BE PROVIDED BELOW
              PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

     To: Harris Trust Company of New York, as Receiving Agent:

     The undersigned hereby instructs the Receiving Agent to accept the U.S. Offer on behalf of the undersigned with respect to the above described ADSs (which expression shall in this ADS Letter of Transmittal, except where the context otherwise requires, be deemed to include, without limitation, the Shares represented thereby), subject to the terms and conditions set forth in the U.S. Offer to Purchase, any supplements or amendments thereto, and this ADS Letter of Transmittal. The undersigned hereby acknowledges that delivery of this ADS Letter of Transmittal and of the ADSs and other required documents delivered to the Receiving Agent in connection herewith will be deemed (without any further action by the Receiving Agent) to constitute acceptances of the U.S. Offer by the undersigned with respect to such ADSs, subject to the rights of withdrawal set out in 'Section 5. Withdrawal Rights' in the U.S. Offer to Purchase and the terms and conditions set forth in this ADS Letter of Transmittal.

     The undersigned understands that acceptance of the U.S. Offer by the undersigned pursuant to the procedures described herein and in the instructions hereto will constitute a binding agreement between the undersigned and the Purchaser upon the terms and subject to the conditions of the U.S. Offer.

     The undersigned hereby delivers to the Receiving Agent for tender to the Purchaser the above-described ADSs, in accordance with the terms and conditions of the U.S. Offer to Purchase, any supplements or amendments thereto, and this ADS Letter of Transmittal.

     Upon the terms of the U.S. Offer (including, if the U.S. Offer is extended or amended, the terms and conditions of any such extensions or amendments), the undersigned hereby:

          (i) sells, assigns and transfers to the Purchaser all right, title and interest in and to all the ADSs being tendered hereby (and any and all other securities or rights issued or issuable in respect of such ADSs); and

          (ii) irrevocably constitutes and appoints the Receiving Agent the true and lawful agent and attorney-in-fact of the undersigned with respect to such ADSs (and any such other securities or rights), with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (a) deliver ADRs for such ADSs (and any such other securities or rights issued or issuable in respect of such ADSs) or transfer the ownership of such ADSs (and any such other securities or rights issued or issuable in respect of such ADSs) on the account books maintained by the Book-Entry Transfer Facility, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Purchaser and (b) receive all benefits and otherwise exercise all rights of beneficial ownership of such ADSs (and any such other securities or rights issued or issuable in respect of such ADSs), all in accordance with the terms of the U.S. Offer.

     The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the ADSs tendered hereby (and any and all other ADSs or other securities issued or issuable in respect thereof) and that when the same are purchased by the Purchaser, the Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances, together with all rights now or hereafter attaching to them, including voting rights and rights to all dividends, other distributions and payments hereafter declared, made or paid, and the same will not be subject to any adverse claims. The undersigned will, upon request, execute and deliver any additional documents deemed by the Receiving Agent or the Purchaser to be necessary or desirable to complete the sale, assignment and transfer of the ADSs tendered hereby (and any and all other securities or rights issued or issuable in respect of such ADSs).

     The undersigned agrees to ratify each and every act or thing which may be done or effected by any director of, or other person nominated by, the Purchaser or their respective agents, as the case may be, in the exercise of any of his or her powers and/or authorities hereunder.

     The undersigned undertakes, represents and warrants that if any provision of this ADS Letter of Transmittal shall be unenforceable or invalid or shall not operate so as to afford the Purchaser or the Receiving Agent or their respective agents the benefit of the authority expressed to be given in this ADS Letter of Transmittal, the undersigned shall, with all practicable speed, do all such acts and things and execute all such documents as may be required to enable the Purchaser or the Receiving Agent to secure the full benefits of this ADS Letter of Transmittal.

     The undersigned hereby represents and warrants that he/she/it is not a Chilean Person as such term is defined in the U.S. Offer to Purchase.

     All authority herein conferred or agreed to be conferred and all undertakings, representations and warranties given pursuant to this ADS Letter of Transmittal shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned. Except as stated in the U.S. Offer to Purchase, this tender is irrevocable.

     Unless otherwise indicated herein in the box entitled 'Special Issuance Instructions,' the undersigned hereby instructs the Purchaser to:

          (i) issue the check for the purchase price for the ADSs accepted for purchase, and/or

          (ii) issue, or cause to be issued, any ADRs evidencing ADSs not tendered or accepted for purchase,

in the name(s) of the registered holder(s) appearing herein in the box entitled 'Description of ADSs Tendered.'

     Similarly, unless otherwise indicated herein in the box entitled 'Special Delivery Instructions,' the undersigned hereby instructs the Purchaser to:

          (i) mail, or cause to be mailed, the check for the purchase price for the ADSs accepted for purchase, and/or

          (ii) return, or cause to be returned, any ADRs evidencing ADSs not tendered or accepted for purchase (and accompanying documents, as appropriate),

to the address(es) of the registered holder(s) appearing herein in the box entitled 'Description of ADSs Tendered.'

     In the event that both the 'Special Delivery Instructions' and the 'Special Issuance Instructions' are completed, the undersigned hereby instructs the Purchaser to:

          (i) issue the check for the purchase price for the ADSs accepted for purchase, and/or

          (ii) issue, or cause to be issued, any ADRs evidencing ADSs not tendered or accepted for purchase in the name(s) of the person or persons so indicated, and

          (iii) mail, or cause to be mailed, the check for the purchase price for the ADSs accepted for purchase, and/or

          (iv) return, or cause to be returned, any ADRs evidencing any ADSs not tendered or accepted for purchase (and accompanying documents, as appropriate)

to the address(es) of the person or persons so indicated.

     In the case of a book-entry delivery of ADSs, the undersigned hereby instructs the Purchaser to credit the undersigned's account maintained at the Book-Entry Transfer Facility with (a) the purchase price for the ADSs accepted for purchase, and (b) any ADSs not accepted for purchase. The undersigned recognizes that the Purchaser will not transfer any ADSs from the name of the registered holder thereof if the Purchaser does not accept for purchase any of the ADSs so tendered.

     The terms and conditions of the U.S. Offer contained in the U.S. Offer to Purchase, as from time to time supplemented or amended, shall be deemed to be incorporated in, and form part of, this ADS Letter of Transmittal, which shall be read and construed accordingly.

     THIS ADS LETTER OF TRANSMITTAL SHALL NOT BE CONSIDERED COMPLETE AND VALID, AND DELIVERY OF THE CONSIDERATION PURSUANT TO THE U.S. OFFER SHALL NOT BE MADE, UNTIL THE ADSs BEING TENDERED AND ALL OTHER REQUIRED DOCUMENTATION HAVE BEEN RECEIVED BY THE RECEIVING AGENT AS PROVIDED IN THE U.S. OFFER TO PURCHASE AND THIS ADS LETTER OF TRANSMITTAL.

     Unless you complete the 'Special Delivery Instructions' Box, the address of the holder inserted in the Box entitled 'Description of ADSs Tendered' is the address to which your consideration will be sent. Please also state a daytime telephone number where you may be contacted in the event of any query.

[ ] Check here if any of the ADRs representing ADSs that you own have been lost or destroyed (see Instruction 11).
Number of ADSs represented by lost or destroyed ADR(s): ______________________

VOTING ON BYLAW AMENDMENTS

     Check below how you with to instruct Citibank, N.A., the depositary for the Company's ADS facility (the 'ADS DEPOSITARY'), to vote any or all of your ADSs with respect to the Bylaw Amendments.

     [ ] The undersigned instructs the ADS Depositary to vote ____________ ADSs in FAVOR of the Bylaw Amendments.

     [ ] The undersigned instructs the ADS Depositary to vote ____________ ADSs AGAINST the Bylaw Amendments.

     Except as otherwise indicated above, by tendering any or all of the undersigned's ADSs in the U.S. Offer, the undersigned hereby instructs the ADS Depositary to vote ALL of the undersigned's ADSs in FAVOR of the Bylaw Amendments.

            SPECIAL ISSUANCE INSTRUCTIONS
           (SEE INSTRUCTIONS 1, 5, 6 AND 7)
[ ] Check box ONLY if the check for the purchase price with respect to ADSs accepted for payment (less the amount of any federal income and backup withholding tax required to be withheld) is to be issued in the name of someone other than the undersigned.
Issue check and/or certificate(s) to:

Name..................................................
     (PLEASE PRINT: FIRST, MIDDLE AND LAST NAME)

Address...............................................

 ......................................................
                      (ZIP CODE)

 ......................................................
    (TAX IDENTIFICATION OR SOCIAL SECURITY NUMBER)


            SPECIAL DELIVERY INSTRUCTIONS
           (SEE INSTRUCTIONS 1, 5, 6 AND 7)
[ ] Check box ONLY if the check for the purchase price with respect to ADSs accepted for payment (less the amount of any federal income and backup withholding tax required to be withheld) is to be mailed to someone other than the undersigned or to the undersigned at an address other than that shown below the undersigned's signature(s).

Mail check and/or certificate(s) to:

Name..................................................
     (PLEASE PRINT: FIRST, MIDDLE AND LAST NAME)

Address...............................................

 ......................................................
                      (ZIP CODE)

                                                 SIGN HERE
                                 (ALSO COMPLETE SUBSTITUTE FORM W-9 BELOW)

 ...........................................................................................................

 ...........................................................................................................
                                         (SIGNATURE(S) OF OWNER(S))

Dated:  ................................................................................................ 199
(Must be signed by registered holder(s) exactly as name(s) appear(s) on ADR(s) evidencing the ADS(s) or by person(s) to whom ADR(s) surrendered have been assigned and transferred, as evidenced by endorsement, stock powers and other documents transmitted herewith.)

If signature is by any trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or others acting in a fiduciary or representative capacity, please set forth the following and see Instruction 5.

Name(s) ....................................................................................................

 ...........................................................................................................
                                               (PLEASE PRINT)

Capacity (full title) ......................................................................................

Address ....................................................................................................

 ...........................................................................................................
                                            (INCLUDING ZIP CODE)

Area Code and Telephone No. ................................................................................

Employer Identification No. or
Social Security No. ........................................................................................
                                         (SEE SUBSTITUTE FORM W-9)

                                         GUARANTEE OF SIGNATURE(S)
                                 (IF REQUIRED -- SEE INSTRUCTIONS 1 AND 5)

Authorized Signature .......................................................................................

Name .......................................................................................................
                                               (PLEASE PRINT)

Name of Firm ...............................................................................................

Address ....................................................................................................
                                            (INCLUDING ZIP CODE)

Area Code and Telephone No. ................................................................................

Dated: .....................................................................................................

                                      PAYER'S NAME: HARRIS TRUST COMPANY OF NEW YORK

SUBSTITUTE                       PART 1 -- PLEASE PROVIDE YOUR TIN IN THE BOX AT         Social security number or
FORM W-9                         RIGHT AND CERTIFY BY SIGNING AND DATING BELOW        Employer identification number
DEPARTMENT OF THE
TREASURY
INTERNAL REVENUE SERVICE
PAYOR'S REQUEST FOR TAXPAYER
IDENTIFICATION NUMBER
('TIN')                          PART 2 -- Awaiting TIN [ ]
   PART 3 -- CERTIFICATION -- Under the penalties of perjury, I certify that:
   (1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be assigned to me), and
   (2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the 'IRS') that I am subject to backup withholding as a result of a failure to report all interests or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.
   Certification Information -- You must cross out Item (2) above if you have been notified by the IRS that you are temporarily subject to backup withholding because of under-reporting interest or dividends on your tax returns.
   However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out such Item (2).

   Name ...............................................................................................................
                                                      (PLEASE PRINT)

   Name ...............................................................................................................
                                                   (INCLUDING ZIP CODE)

   Signature ..................................................  Date .................................................

    ...................................................................................................................

                            YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX
                                             IN PART 2 OF SUBSTITUTE FORM W-9
                                  CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

   I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a)
   I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal
   Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that, notwithstanding that I have checked the box in Part 2 (and have completed this
   Certificate of Awaiting Taxpayer Identification Number), all reportable payments made to me prior to the time I provide the Receiving Agent with a properly certified taxpayer identification number will be subject to a 31%
   back-up withholding tax.

   Signature ..................................................  Date .................................................






NOTE: FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9 MAY RESULT IN
      BACK-UP WITHHOLDING OF 31% OF ANY CASH PAYMENT MADE TO YOU PURSUANT TO THE U.S. OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

                                  INSTRUCTIONS

           FORMING PART OF THE TERMS AND CONDITIONS OF THE U.S. OFFER

     1. GUARANTEE OF SIGNATURES. Except as otherwise provided below, all signatures on this ADS Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Program, or the Stock Exchanges Medallion Program (an 'ELIGIBLE INSTITUTION'). Signatures on this Letter of Transmittal need not be guaranteed (a) if this Letter of Transmittal is signed by the registered holder(s) of the ADSs tendered herewith and such holder(s) have not completed either the box entitled 'Special Delivery Instructions' or the box entitled 'Special Issuance Instructions' on this Letter of Transmittal or (b) if such ADSs are tendered for the account of an Eligible Institution. See Instruction 5.

     2. DELIVERY OF ADS LETTER OF TRANSMITTAL AND ADSs. This ADS Letter of Transmittal is to be completed by ADS holders if ADRs are to be forwarded herewith. An Agent's Message must be utilized if delivery of ADSs is to be made by book-entry transfer to an account maintained by the Receiving Agent at the Book-Entry Transfer Facility pursuant to the procedures for book-entry transfer set forth under 'Section 4. Procedure for Accepting the U.S. Offer -- Holders of Endesa-Chile ADSs' in the U.S. Offer to Purchase. ADRs evidencing ADSs or confirmation of any book-entry transfer into the Receiving Agent's account at the Book-Entry Transfer Facility of ADSs delivered electronically, as well as a properly completed and duly executed ADS Letter of Transmittal or, in the case of a book-entry transfer, an Agent's Message and any other documents required by this ADS Letter of Transmittal, must be delivered to the Receiving Agent at one of its addresses set forth herein prior to the Expiration Date or the tendering ADS holder must comply with the Guaranteed Delivery Procedures set forth below and as provided in 'Section 4. Procedure for Accepting the U.S. Offer -- Holders of Endesa-Chile ADSs' in the U.S. Offer to Purchase. If ADRs are forwarded to the Receiving Agent in multiple deliveries, a properly completed and duly executed ADS Letter of Transmittal must accompany each such delivery.

     ADS holders whose ADRs are not immediately available or who cannot deliver their ADRs and all other required documents to the Receiving Agent or complete the procedures for book-entry transfer prior to the Expiration Date, as the case may be, may tender their ADSs by properly completing and duly executing the Notice of Guaranteed Delivery pursuant to the Guaranteed Delivery Procedures set forth under 'Section 4. Procedure for Accepting the U.S. Offer -- Holders of Endesa-Chile ADSs' in the U.S. Offer to Purchase. Pursuant to the Guaranteed Delivery Procedures, (a) such tender must be made by or through an Eligible Institution, (b) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Purchaser, or a message transmitted through the Book-Entry Transfer Facility pursuant to which the participant agrees to be bound by the terms of the Notice of Guaranteed Delivery must be received by the Receiving Agent prior to the termination of the U.S. Offer, as the case may be, and (c) ADRs evidencing all tendered ADSs together with a properly completed and duly executed ADS Letter of Transmittal with any required signature guarantees and any other required documents or, in the case of ADSs held in book-entry form, a timely confirmation of the book-entry transfer of such ADSs into the Receiving Agent's account at the Book-Entry Transfer Facility together with an Agent's Message (as defined below), must be received by the Receiving Agent within five New York Stock Exchange trading days after the date of execution of such Notice of Guaranteed Delivery.

     The term 'AGENT'S MESSAGE' means a message transmitted by means of the Book-Entry Transfer Facility to, and received by, the Receiving Agent and forming a part of a Book-Entry Confirmation that states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the ADSs that such participant has received and agrees to be bound by the terms of the ADS Letter of Transmittal and that the U.S, Purchaser may enforce such agreement against the participant.

     THE METHOD OF DELIVERY OF ADRS AND ALL OTHER REQUIRED DOCUMENTS IS AT THE SOLE OPTION AND RISK OF THE TENDERING HOLDERS OF ADSs. ADRS WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE RECEIVING AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     No alternative, conditional or contingent tenders will be accepted, and no fractional ADSs will be purchased. By executing this ADS Letter of Transmittal (or facsimile thereof), all tendering ADSs holders waive any right to receive any notice of the acceptance of their ADSs for payment.

     3. INADEQUATE SPACE. If the space provided herein is inadequate, the serial number of the ADRs, the total number of ADSs represented by such ADRs and the number of ADSs tendered should be listed on a separate schedule attached hereto.

     4. PARTIAL TENDERS. If fewer than all the ADSs evidenced by ADRs delivered to the Receiving Agent are to be tendered, fill in the number of ADSs which are to be tendered in the box entitled 'Number of ADSs Tendered'. In such case, a new ADR for the untendered ADSs represented by the old ADR will be sent to the person(s) signing this ADS Letter of Transmittal, unless otherwise provided in the appropriate box entitled 'Special Delivery Instructions' on this ADS Letter of Transmittal, as soon as practicable after the date such ADSs are accepted for payment. All ADSs delivered to the Receiving Agent will be deemed to have been tendered unless otherwise indicated.

     5. SIGNATURES ON ADS LETTER OF TRANSMITTAL, STOCK POWERS AND ENDORSEMENTS. If this ADS Letter of Transmittal is signed by the registered holder(s) of the ADSs tendered hereby, the signature(s) must correspond with the name(s) as written on the face of the certificates without any change whatsoever. DO NOT SIGN THE BACK OF THE ADRs.

     If any of the ADSs tendered hereby are owned of record by two or more joint owners, all such owners must sign this ADS Letter of Transmittal.

     If any of the ADSs tendered in the U.S. Offer are registered in different names on several ADRs, it will be necessary to complete, sign and submit as many separate ADS Letters of Transmittal as there are different registrations of ADRs.

     If this ADS Letter of Transmittal or any ADRs or stock powers are signed by trustees, executors. administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Purchaser of their authority to act must be submitted.

     If this ADS Letter of Transmittal is signed by the registered holder(s) of the ADSs listed and transmitted hereby, no endorsements of ADRs or separate stock powers are required unless ADSs (evidenced by ADRs) and/or delivery of ADRs for ADSs not tendered or accepted for exchange are to be issued to a person other than the registered holder(s). Signatures on such ADRs or stock power must be guaranteed by an Eligible Institution.

     If this ADS Letter of Transmittal is signed by a person other than the registered holder(s) of the ADSs listed, the ADRs must be endorsed or accompanied by appropriate stock powers signed exactly as the name(s) of the registered holder(s) appear(s) on the ADRs evidencing such ADSs. Signatures on such ADRs or stock power must be guaranteed by an Eligible Institution.

     6. STOCK TRANSFER TAXES. Except as otherwise provided in this Instruction 6, the Purchaser will pay or cause to be paid any stock transfer taxes with respect to the transfer and sale of ADSs to it or its offer pursuant to the U.S. Offer. If, however, payment of the purchase price is to be made to, or if ADSs not tendered or accepted for payment are to be registered in the name of, any persons other than the registered holder(s) or if tendered ADSs are registered in the name of any person other than the person(s) signing this ADS Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder(s) or such person(s)) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted.

     7. SPECIAL ISSUANCE AND DELIVERY INSTRUCTIONS. If the purchase price for ADSs accepted for purchase and/or ADRs evidencing ADSs not accepted for purchase is or are to be issued in the name of a person other than the signer of this ADS Letter of Transmittal or if such purchase price is to be sent and/or such ADRs are to be returned to a person other than the signer of this ADS Letter of Transmittal or to an address other than that indicated in the box entitled 'Description of ADSs Tendered', the appropriate 'Special Delivery Instructions' box and/or the 'Special Issuance Instruction' box on this ADS Letter of Transmittal should be completed.

     8. WAIVER OF CONDITIONS. The Purchaser, in accordance with the terms of the U.S. Offer, has reserved the right to waive or vary all or any of the conditions, in whole or in part. See 'Section 15 -- Certain Conditions of the U.S. Offer' in the U.S. Offer to Purchase.

     9. REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Holders of ADSs must use either an ADS Letter of Transmittal or an ADS Notice of Guaranteed Delivery in order to tender their ADSs and accept the U.S. Offer. Holders of ADSs who deliver an ADS Notice of Guaranteed Delivery to accept the U.S. Offer must deliver an ADS Letter of Transmittal at a later date when delivering ADSs to the Receiving Agent. Beneficial holders or holders of record of Shares who are U.S. persons or other non-Chilean Persons must use the Form of Acceptance in order to tender their Shares and accept the U.S. Offer. Holders of Shares who are U.S. persons or non-Chilean Persons will not be allowed to participate in the Chilean Offer and must tender in the U.S. Offer. Holders of Shares may not tender Shares pursuant to this ADS Letter of Transmittal except insofar as they are represented by ADSs. Beneficial holders or holders of record of Shares who are Chilean Persons may not tender their Shares pursuant to the U.S. Offer. Questions and requests for assistance or additional copies of the U.S. Offer to Purchase, this ADS Letter of Transmittal or the ADS Notice of Guaranteed Delivery may be directed to the Dealer Manager or to the Information Agent at their addresses and telephone numbers set forth at the end of this ADS Letter of Transmittal.

     10. HOLDERS OF SHARES. Holders of Shares who are U.S. Persons or other non-Chilean Persons have been sent with the U.S. Offer to Purchase a Form of Acceptance and may not tender Shares pursuant to this ADS Letter of Transmittal. If any such holder of Shares which are not represented by ADSs needs to obtain a copy of a Form of Acceptance, such holder should contact the Dealer Manager or the Information Agent at their addresses and telephone numbers set forth at the end of this ADS Letter of Transmittal. Shares beneficially owned or held of record by persons who are Chilean Persons cannot be tendered pursuant to the U.S. Offer. Holders of ADSs must use an ADS Letter of Transmittal to tender their ADSs.

     11. LOST, DESTROYED OR STOLEN ADRS. If any ADR(s) representing ADS(s) has been lost, destroyed or stolen, the holder should promptly notify the Receiving Agent by checking the box immediately preceding 'Special Delivery Instructions' and indicate the number of and the class of ADSs represented by the lost, destroyed or stolen ADRs. The holder will then be instructed as to the steps that must be taken in order to replace the ADR(s). This ADS Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost or destroyed ADRs have been complied with.

     12. BACKUP WITHHOLDING. Under U.S. federal income tax law, payment of cash by the Receiving Agent may be subject to U.S. backup withholding tax at a 31% rate unless the securityholder establishes entitlement to an exemption in the manner described below. In order to avoid such backup withholding, each securityholder delivering ADSs to the Receiving Agent should complete and sign the Substitute Form W-9 included with this ADS Letter of Transmittal and either
(a) provide its taxpayer identification number ('TIN') and certify, under penalties of perjury, that the TIN so provided is correct and that (i) the holder has not been notified by the Internal Revenue Service (the 'IRS') that the holder is subject to backup withholding as a result of failure to report all interest or dividends or (ii) the IRS has notified the holder that the holder is no longer subject to backup withholding; or (b) provide an adequate basis for exemption. In general, if a holder is an individual, the TIN is the individual's Social Security number. If the Receiving Agent or the Purchaser is not provided with the correct TIN, the holder may be subject to a $50 penalty imposed by the IRS.

     The box in Part 2 of Substitute Form W-9 may be checked if the security holder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 2 is checked, the securityholder must also complete the Certificate of Awaiting Taxpayer Identification Number in order to avoid back-up withholding. If the box in Part 2 is checked, the Purchaser (or its paying agent) or a broker or custodian may still withhold 31% of any payments made on account of an exchange pursuant to the U.S. Offer until the holder furnishes the Purchaser or the paying agent, broker or custodian with its TIN. For further information concerning backup withholding and instructions for completing the Substitute Form W-9, consult the enclosed 'Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9'.

     Certain exempt recipients (including, among others, all corporations and non-U.S. individuals) are not subject to these back-up withholding requirements. In order for a non-U.S. holder to qualify as an exempt recipient, that holder must submit an IRS Form W-8, signed under penalties of perjury, attesting to its exempt status. An IRS Form W-8 may be obtained from the Receiving Agent.

     Failure to complete the Substitute Form W-9 or IRS Form W-8 will not, by itself, cause the ADSs to be deemed invalidly tendered, but may require the Purchaser, the paying agent, a broker or custodian to withhold tax at the 31% rate. Back-up withholding is not an additional U.S. federal income tax. Rather, the U.S. federal income tax liability of persons subject to back-up withholding will be reduced by the amount of such tax withheld. If back-up withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

                  THE INFORMATION AGENT FOR THE U.S. OFFER IS:

                           [INNISFREE M&A INCORPORATED]

                               501 Madison Avenue
                            New York, New York 10022
                           Telephone: (212) 750-5833

                                       or

                         Call Toll Free: (888) 750-5834

                   The Dealer Manager for the U.S. Offer is:

                     CREDIT SUISSE FIRST BOSTON CORPORATION

                                Eleven Madison Avenue
                         New York, New York 10010-3629
                                 (800) 881-8320

                                                                  EXHIBIT (a)(4)

[LOGO]

CREDIT SUISSE FIRST BOSTON CORPORATION
Eleven Madison Avenue             Telephone 212 325 2000
New York, NY 10010-3629

                        U.S. OFFER TO PURCHASE FOR CASH
                             SHARES OF COMMON STOCK
                                      AND
                           AMERICAN DEPOSITARY SHARES
                      REPRESENTING IN THE AGGREGATE UP TO
                               501,947,400 SHARES
                                       OF
                     EMPRESA NACIONAL DE ELECTRICIDAD S.A.
                                       AT
              CHILEAN PESOS 250 NET PER SHARE OF COMMON STOCK AND
             CHILEAN PESOS 7,500 NET PER AMERICAN DEPOSITARY SHARE
                 (EACH REPRESENTING 30 SHARES OF COMMON STOCK)
                                       BY
                       DUKE ENERGY INTERNATIONAL, L.L.C.
                      A WHOLLY-OWNED, INDIRECT SUBSIDIARY
                                       OF
                            DUKE ENERGY CORPORATION

THE U.S. OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, APRIL 9, 1999, UNLESS THE U.S. OFFER IS EXTENDED.

                                                               February 25, 1999

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

     We have been appointed by Duke Energy International, L.L.C. (the 'PURCHASER'), a Delaware limited liability company, to act as dealer manager in the United States (the 'DEALER MANAGER') in connection with the Purchaser's offer to purchase American Depositary Shares ('ADSs') of Empresa Nacional de Electricidad S.A., a publicly traded stock corporation organized under the laws of the Republic of Chile (the 'COMPANY'), at a price of Chilean Pesos 7,500 per ADS, net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase dated February 25, 1999 (which together with the related Form of Acceptance, ADS Letter of Transmittal and ADS Notice of Guaranteed Delivery constitute the 'U.S. OFFER'). Consideration for tendered ADSs will be paid in United States dollars based upon the Observed Exchange Rate (as defined in the U.S. Offer to Purchase) on the payment date. Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold ADSs in your name or in the name of your nominee.

     The U.S. Offer is subject to a number of conditions, including (i) shareholder approval at a meeting held on or before April 8, 1999 of Amendments to Articles 5 bis and 32 bis of the Company's Bylaws (together, the 'BYLAW AMENDMENTS') increasing the percentage of shares that may be beneficially owned and voted by one shareholder (or group of shareholders) from 26% to 65% of the outstanding shares of the Company and the effectiveness under applicable Chilean law of the Bylaw Amendments (the 'BYLAW AMENDMENT CONDITION') and (ii) the purchase in the Chilean Offer by the Purchaser of

3,680,947,436 shares (the 'AUCTION CONDITION'). The U.S. Offer is subject to other customary terms and conditions. Please see 'Section 15. Certain Conditions of the U.S. Offer' of the U.S. Offer to Purchase.

     For your information and for forwarding to those of your clients for whom you hold ADSs registered in your name or in the name of your nominee, we are enclosing the following documents:

          1. The U.S. Offer to Purchase, dated February 25, 1999;

          2. A printed form of letter that may be sent to your clients for whose account you hold ADSs registered in your name or in the name of a nominee, with space provided for obtaining such clients' instructions with regard to the U.S. Offer;

          3. The ADS Letter of Transmittal to be used by holders of ADSs in accepting the U.S. Offer;

          4. The ADS Notice of Guaranteed Delivery to be used to accept the U.S. Offer if ADRs evidencing ADSs and all other required documents are not immediately available or cannot be delivered to the Receiving Agent by the Expiration Date or if, in the case of book-entry delivery of ADSs, the procedures for book-entry transfer set forth in Section 4 -- 'Procedure for Accepting the U.S. Offer -- Holders of Endesa-Chile ADSs' of the U.S. Offer to Purchaser cannot be completed by the Expiration Date;

          5. The Form of Acceptance (which constitutes part of U.S. Offer and is being provided for information purposes only);

          6. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

          7. The return envelope addressed to Harris Trust Company of New York (the 'RECEIVING AGENT') (for tendering ADSs).

     SHARES CANNOT BE TENDERED BY MEANS OF THE ENCLOSED ADS LETTER OF TRANSMITTAL (WHICH IS EXCLUSIVELY FOR USE IN RESPECT OF ADSs). IF YOU HOLD SHARES, YOU SHOULD USE THE ENCLOSED FORM OF ACCEPTANCE FOR TENDERING SUCH SHARES INTO THE U.S. OFFER BY FOLLOWING THE INSTRUCTIONS SET FORTH IN SUCH FORM. ADDITIONAL INFORMATION CAN BE OBTAINED FROM THE INFORMATION AGENT AT (888) 750-5834 OR (212) 750-5833.

     WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE

PLEASE NOTE THE FOLLOWING:

          1. The U.S. Offer is being made for Shares and ADSs representing in the aggregate up to 501,947,400 Shares (the 'MAXIMUM NUMBER OF SHARES'). If Shares and/or ADSs representing in the aggregate more than the Maximum Number of Shares are validly tendered prior to the Expiration Date and not withdrawn, the Purchaser will, upon the terms and subject to the conditions of the U.S. Offer, purchase the Maximum Number of Shares on a pro rata basis. See Section 1 of the U.S. Offer to Purchase. THE U.S. OFFER IS OPEN TO ALL HOLDERS OF ADSs AND TO ALL HOLDERS OF SHARES WHO ARE NOT CHILEAN PERSONS.

          2. The tender price is Chilean Pesos 7,500 per ADS, net to the seller in cash and without interest thereon, as set forth in the U.S. Offer to Purchase. Consideration for tendered ADSs will be paid in United States dollars based upon the Observed Exchange Rate (as defined in the U.S. Offer to Purchase) on the payment date.

          3. Tendering holders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the ADS Letter of Transmittal, transfer taxes on the purchase of ADSs by the Purchaser pursuant to the U.S. Offer. However, U.S. federal income tax backup withholding at a rate of 31% may be required, unless the required taxpayer identification information is provided. See Instruction 12 of the ADS Letter of Transmittal.

          4. The U.S. Offer, the Proration Period and Withdrawal Rights will expire at 12:00 midnight, New York City time, on Friday, April 9, 1999, unless the U.S. Offer is extended.

          5. As of the date hereof, the Board of Directors of the Company has not reviewed the Offers and has not taken a position with respect to the Offers.

          6. Notwithstanding any other provision of the U.S. Offer, payment for ADSs accepted for purchase pursuant to the U.S. Offer will in all cases be made only after timely receipt by the Receiving Agent of (a) American Depositary Receipts ('ADRS'), as appropriate pursuant to the procedures set forth in Section 3 of the U.S. Offer to Purchase, or a timely book-entry confirmation with respect to such ADSs, (b) the ADS Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined in the U.S. Offer to Purchase) in connection with a book-entry transfer, and (c) any other documents required by the ADS Letter of Transmittal.

     In order to take advantage of the U.S. Offer: (i) a duly executed and properly completed ADS Letter of Transmittal or a copy thereof and any required signature guarantee or other required documents should be sent to the Receiving Agent; and (ii) ADRs representing the tendered ADSs or a timely Book-Entry Confirmation (as defined in the U.S. Offer to Purchase) should be delivered to the Receiving Agent in accordance with the instructions set forth in the ADS Letter of Transmittal and the U.S. Offer to Purchase.

     If holders of ADSs wish to tender, but it is impracticable for them to forward their ADRs or other required documents or complete the procedures for book-entry transfer prior to the Expiration Date, a tender may be effected by following the guaranteed delivery procedures specified in Section 3 of the U.S. Offer to Purchase.

     The Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of ADSs pursuant to the U.S. Offer (other than the Dealer Manager, the Receiving Agent and the Information Agent as described in the U.S. Offer to Purchase). The Purchaser will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. The Purchaser will pay or cause to be paid any transfer taxes payable on the transfer of ADSs to it, except as otherwise provided in Instruction 6 of the ADS Letter of Transmittal.

     Any inquiries you may have with respect to the U.S. Offer should be addressed to Credit Suisse First Boston Corporation, the Dealer Manager for the U.S. Offer or to Innisfree M&A Incorporated, the Information Agent for the U.S. Offer, at their respective addresses and telephone numbers set forth on the back cover of the U.S. Offer to Purchase.

     Requests for copies of the enclosed materials may also be directed to the Dealer Manager or to the Information Agent.

                                     Very truly yours,

                                     CREDIT SUISSE FIRST BOSTON CORPORATION

     NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON THE AGENT OF THE PURCHASER, THE COMPANY, THE DEALER MANAGER, THE RECEIVING AGENT, THE INFORMATION AGENT OR ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENT OR USE ANY DOCUMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE U.S. OFFER OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED THEREIN.

                                                                  EXHIBIT (a)(5)

                        U.S. OFFER TO PURCHASE FOR CASH
                             SHARES OF COMMON STOCK
                                      AND
                           AMERICAN DEPOSITARY SHARES
                      REPRESENTING IN THE AGGREGATE UP TO
                               501,947,400 SHARES
                                       OF
                     EMPRESA NACIONAL DE ELECTRICIDAD S.A.
                                       AT
              CHILEAN PESOS 250 NET PER SHARE OF COMMON STOCK AND
             CHILEAN PESOS 7,500 NET PER AMERICAN DEPOSITARY SHARE
                 (EACH REPRESENTING 30 SHARES OF COMMON STOCK)
                                       BY
                       DUKE ENERGY INTERNATIONAL, L.L.C.
                      A WHOLLY-OWNED, INDIRECT SUBSIDIARY
                                       OF
                            DUKE ENERGY CORPORATION

    THE U.S. OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 12:00,
         MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, APRIL 9, 1999, UNLESS
                                   EXTENDED.

To Our Clients:                                                February 25, 1999

     Enclosed for your consideration are the U.S. Offer to Purchase, dated February 25, 1999 (the 'U.S. OFFER TO PURCHASE'), and the related Form of Acceptance, ADS Letter of Transmittal and ADS Notice of Guaranteed Delivery (which together constitute the 'U.S. OFFER') relating to the offer by Duke Energy International, L.L.C., a Delaware limited liability company (the 'PURCHASER'), to purchase American Depositary Shares ('ADSs') of Empresa Nacional de Electricidad S.A. a publicly traded stock corporation organized under the laws of the Republic of Chile (the 'COMPANY'), at a price of Chilean Pesos 7,500 per ADS, net to the seller in cash and without interest thereon (the 'U.S. OFFER PRICE'), upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase. Consideration for ADSs validly tendered and not withdrawn will be paid in United States dollars based upon the Observed Exchange Rate (as defined in the U.S. Offer to Purchase) on the payment date. Holders of ADSs whose ADSs are not immediately available or who cannot deliver their American Depositary Receipts ('ADRS') and all other required documents to Harris Trust Company of New York as receiving agent (the 'RECEIVING AGENT'), or complete the procedures for book-entry transfer prior to the Expiration Date (as defined in the U.S. Offer to Purchase) must tender their ADSs according to the Guaranteed Delivery Procedures set forth in Section 4 of the U.S. Offer to Purchase.

     WE ARE (OR OUR NOMINEE IS) THE HOLDER OF RECORD OF ADSs HELD BY US FOR YOUR ACCOUNT. A TENDER OF SUCH ADSs CAN BE MADE ONLY BY US AS THE HOLDER OF RECORD AND PURSUANT TO YOUR INSTRUCTIONS. THE FORM OF ACCEPTANCE IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED BY YOU TO TENDER ADSs HELD BY US FOR YOUR ACCOUNT.

     Accordingly, we request instruction as (1) to whether you wish to have us tender on your behalf any or all ADSs held by us for your account pursuant to the terms and conditions set forth in the U.S. Offer and (2) how you wish to have us instruct the ADS Depositary to vote the ADSs in connection with the Bylaw Amendments described in the U.S. Offer to Purchase.

     SHARES CANNOT BE TENDERED BY MEANS OF THE ENCLOSED ADS LETTER OF TRANSMITTAL (WHICH IS EXCLUSIVELY FOR USE IN RESPECT OF ADSs). IF YOU HOLD SHARES, YOU SHOULD USE THE ENCLOSED FORM OF

ACCEPTANCE FOR TENDERING SUCH SHARES INTO THE U.S. OFFER BY FOLLOWING THE INSTRUCTIONS SET FORTH IN SUCH FORM. ADDITIONAL INFORMATION CAN BE OBTAINED FROM THE INFORMATION AGENT AT (888) 750-5834 OR (212) 750-5833.

PLEASE NOTE THE FOLLOWING:

     1. The U.S. Offer is being made for Shares and ADSs representing in the aggregate up to 501,947,400 Shares (the 'MAXIMUM NUMBER OF SHARES'). If Shares and/or ADSs representing in the aggregate more than the Maximum Number of Shares are validly tendered prior to the Expiration Date and not withdrawn, the Purchaser will, upon the terms and subject to the conditions of the U.S. Offer, purchase the Maximum Number of Shares on a pro rata basis. See Section 1 of the U.S. Offer to Purchase. THE U.S. OFFER IS OPEN TO ALL HOLDERS OF ADSs AND TO ALL HOLDERS OF SHARES WHO ARE NOT CHILEAN PERSONS.

     2. The tender price is Chilean Pesos 7,500 per ADS, net to the seller in cash and without interest thereon, as set forth in the U.S. Offer to Purchase. Consideration for tendered ADSs will be paid in United States dollars based upon the Observed Exchange Rate (as defined in the U.S. Offer to Purchase) on the payment date.

     3. Tendering holders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the ADS Letter of Transmittal, transfer taxes on the purchase of ADSs by the U.S. Purchaser pursuant to the U.S. Offer. However, U.S. federal income tax backup withholding at a rate of 31% may be required, unless the required taxpayer identification information is provided. See Instruction 12 of the ADS Letter of Transmittal.

     4. The U.S. Offer, the Proration Period and Withdrawal Rights will expire at 12:00 midnight, New York City time, on Friday, April 9, 1999, unless the U.S. Offer is extended.

     5. As of the date hereof, the Board of Directors of the Company has not reviewed the Offers and has not taken a position with respect to the Offers.

     6. Notwithstanding any other provision of the U.S. Offer, payment for ADSs accepted for purchase pursuant to the U.S. Offer will in all cases be made only after timely receipt by the Receiving Agent of (a) ADRs, as appropriate pursuant to the procedures set forth in Section 3 of the U.S. Offer to Purchase, or a timely book-entry confirmation with respect to such ADSs, (b) the ADS Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined in the U.S. Offer to Purchase) in connection with a book-entry transfer, and (c) any other documents required by the ADS Letter of Transmittal.

     If you wish to have us tender any or all of the ADSs held by us for your account, please so instruct us by completing, executing, detaching and returning to us the instruction form set forth herein. If you authorize the tender of your ADSs, all such ADSs will be tendered unless otherwise specified below. An envelope to return your instructions to us is enclosed. YOUR INSTRUCTIONS SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF PRIOR TO THE EXPIRATION DATE.

     The U.S. Offer is made solely by the U.S. Offer to Purchase, and in the related Form of Acceptance, ADS Letter of Transmittal and ADS Notice of Guaranteed Delivery. The Purchaser is not aware of any jurisdiction where the making of the U.S. Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the U.S. Offer or the acceptance of ADSs pursuant thereto, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort, Purchaser cannot comply with such state statute, the U.S. Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of ADSs in such state. In any jurisdiction where the securities, blue sky or other laws require the U.S. Offer to be made by a licensed broker or dealer, the U.S. Offer shall be deemed to be made on behalf of the Purchaser by Credit Suisse First Boston Corporation, the Dealer Manager, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

             TENDERING INSTRUCTIONS FOR ADSs (EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS) OF EMPRESA NACIONAL DE ELECTRICIDAD S.A.

     The undersigned acknowledge(s) receipt of your letter and the U.S. Offer to Purchase dated February 25, 1999, and the related ADS Letter of Transmittal, ADS Notice of Guaranteed Delivery and Form of Acceptance in connection with the U.S. Offer by Duke Energy International, L.L.C. to purchase up to 501,947,400 Shares (including Shares represented by ADSs) pursuant to the terms and subject to the conditions set forth in the U.S. Offer to Purchase.

     This will instruct you to tender the number of ADSs indicated below (or if no number is indicated below, all ADSs) held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase and the related ADS Letter of Transmittal.

Dated: February 25, 1999

   NUMBER OF ADSs TO BE TENDERED*
                       __________________________________
                                  SIGNATURE(S)
                       __________________________________
                       __________________________________
                              PLEASE PRINT NAME(S)
                       __________________________________
                       __________________________________
                                  ADDRESS(ES)
                       __________________________________
                       __________________________________
                             AREA CODE AND TEL. NO.
                       __________________________________
                       __________________________________
                       EMPLOYER IDENTIFICATION OR SOCIAL
                                  SECURITY NO.

------------------------

* Unless otherwise indicated, it will be assumed that all your ADSs are to be tendered.

                      BYLAW AMENDMENTS VOTING INSTRUCTIONS

[ ] The undersigned instructs you to instruct Citibank, N.A., the depositary for the Company's ADS facility (the 'ADS DEPOSITARY'), to vote _________ ADSs in FAVOR of the Bylaw Amendments.

[ ] The undersigned instructs you to instruct the ADS Depositary to vote
_________ ADSs AGAINST the Bylaw Amendments.

     Unless otherwise indicated above, by tendering any or all of the undersigned's ADSs in the U.S. Offer, the undersigned hereby instructs you to instruct the ADS Depositary to vote ALL of the undersigned's ADSs in FAVOR of the Bylaw Amendments.

                                                                  EXHIBIT (a)(6)

[LOGO]

CREDIT SUISSE FIRST BOSTON CORPORATION
Eleven Madison Avenue             Telephone 212 325 2000
New York, NY 10010-3629

                        U.S. OFFER TO PURCHASE FOR CASH
                             SHARES OF COMMON STOCK
                                      AND
                      AMERICAN DEPOSITARY SHARES ('ADSs')
                      REPRESENTING IN THE AGGREGATE UP TO
                               501,947,400 SHARES
                                       OF
                     EMPRESA NACIONAL DE ELECTRICIDAD S.A.
                                       AT
              CHILEAN PESOS 250 NET PER SHARE OF COMMON STOCK AND
             CHILEAN PESOS 7,500 NET PER AMERICAN DEPOSITARY SHARE
                 (EACH REPRESENTING 30 SHARES OF COMMON STOCK)
                                       BY
                       DUKE ENERGY INTERNATIONAL, L.L.C.
                      A WHOLLY-OWNED, INDIRECT SUBSIDIARY
                                       OF
                            DUKE ENERGY CORPORATION

THE OFFER, PRORATION PERIOD AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, APRIL 9, 1999, UNLESS EXTENDED.

                                                               February 25, 1999

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

     We have been appointed by Duke Energy International, L.L.C. (the 'PURCHASER'), a Delaware limited liability company, to act as dealer manager in the United States (the 'DEALER MANAGER') in connection with the Purchaser's offer to purchase Shares of Common Stock, no par value (the 'SHARES'), of Empresa Nacional de Electricidad S.A., a publicly traded stock corporation organized under the laws of the Republic of Chile (the 'COMPANY'), at a price of Chilean Pesos 250 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase dated February 25, 1999 (which together with the related Form of Acceptance, ADS Letter of Transmittal and ADS Notice of Guaranteed Delivery constitute the 'U.S. OFFER'). Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares in your name or in the name of your nominee.

     The U.S. Offer is subject to a number of conditions, including (i) shareholder approval at a meeting held on or before April 8, 1999 of Amendments to Articles 5 bis and 32 bis of the Company's bylaws (together, the 'BYLAW AMENDMENTS') increasing the percentage of shares that may be beneficially owned and voted by one shareholder (or group of shareholders) from 26% to 65% of the outstanding shares of the company and the effectiveness under applicable Chilean law of the Bylaw Amendments (the 'BYLAW AMENDMENT CONDITION') and (ii) the purchase in the Chilean offer by the Purchaser of 3,680,947,436 shares (the 'AUCTION CONDITION'). The U.S. Offer is subject to other customary terms and conditions. Please see 'Section 15. Certain Conditions of the U.S. Offer' of the U.S. Offer to Purchase.

     For your information and for forwarding to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

          1. The U.S. Offer to Purchase, dated February 25, 1999;

          2. A printed form of letter that may be sent to your clients for whose account you hold Shares registered in your name or in the name of a nominee, with space provided for obtaining such clients' instructions with regard to the U.S. Offer;

          3. The Form of Acceptance to be used by holders of Shares in accepting the U.S. Offer;

          4. The ADS Letter of Transmittal to be used by holders of ADSs in accepting the U.S. Offer (which constitutes part of the U.S. Offer and is provided for informational purposes only);

          5. The ADS Notice of Guaranteed Delivery (which constitutes part of U.S. Offer and is provided for informational purposes only); and

          6. The return envelope addressed to Harris Trust Company of New York, (the 'RECEIVING AGENT').

     ADSs CANNOT BE TENDERED BY MEANS OF THE ENCLOSED FORM OF ACCEPTANCE (WHICH IS EXCLUSIVELY FOR USE IN RESPECT OF SHARES). IF YOU HOLD ADSs, YOU SHOULD USE THE ENCLOSED ADS LETTER OF TRANSMITTAL FOR TENDERING SUCH ADSs INTO THE U.S. OFFER BY FOLLOWING THE INSTRUCTIONS SET FORTH IN SUCH FORM. ADDITIONAL INFORMATION CAN BE OBTAINED FROM THE INFORMATION AGENT AT (888) 750-5834 OR
(212) 750-5833.

     WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE.

     PLEASE NOTE THE FOLLOWING:

          1. The U.S. Offer is being made for Shares and ADSs representing in the aggregate up to 501,947,400 Shares (the 'MAXIMUM NUMBER OF SHARES'). If Shares and/or ADSs representing in the aggregate more than the Maximum Number of Shares are validly tendered prior to the Expiration Date and not withdrawn, the Purchaser will, upon the terms and subject to the conditions of the U.S. Offer, purchase the Maximum Number of Shares on a pro rata basis. If proration of Shares and ADSs is required, shares will be purchased only in multiples of 30 shares. See Section 1 of the U.S. Offer to Purchase. THE U.S. OFFER IS OPEN TO ALL HOLDERS OF ADSs AND TO ALL HOLDERS OF SHARES WHO ARE NON-CHILEAN PERSONS.

          2. The tender price is Chilean Pesos 250 per Share, net to the seller in cash and without interest thereon, as set forth in the U.S. Offer to Purchase. Consideration for tendered Shares will be paid in Chilean Pesos. The right of a holder of Shares to convert Chilean Pesos received upon the sale of its Shares pursuant to the U.S. Offer into another currency and to expatriate these proceeds to a country other than Chile may be affected by the terms of the foreign investment contract pursuant to which such holder acquired such Shares.

          3. Tendering holders will not be obligated to pay brokerage fees or commissions pursuant to the U.S. Offer.

          4. The U.S. Offer, the Proration Period and Withdrawal Rights will expire at 12:00 midnight, New York City time, on Friday, April 9, 1999, unless the U.S. Offer is extended.

          5. As of the date hereof, the Board of Directors of the Company has not reviewed the Offers and has not taken a position with respect to the Offers.

          6. Notwithstanding any other provision of the U.S. Offer, payment for Shares accepted for purchase pursuant to the U.S. Offer will in all cases be made only after timely receipt by the Receiving Agent of the completed Form of Acceptance, together with the Titulo(s) evidencing ownership of Shares, or a certificate from the Deposito Central de Valores (the 'DCV') evidencing the number of Shares held on deposit in the case of Shares held at the DCV, a duly signed Traspaso stock transfer with the number of Shares in the blank and power of attorney to complete such a Traspaso in the manner provided in the Form of Acceptance and in the case of Shares held on deposit at the DCV, a letter to the DCV instructing the DCV to perform a book-entry transfer in favor of the Purchaser.

     The Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares and/or ADSs pursuant to the U.S. Offer (other than the Dealer Manager, the Receiving Agent and the Information Agent as described in the U.S. Offer to Purchase). The Purchaser will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients.

     Any inquiries you may have with respect to the U.S. Offer should be addressed to Credit Suisse First Boston Corporation, the Dealer Manager for the U.S. Offer or to Innisfree M&A Incorporated, the Information Agent for the U.S. Offer, at their respective addresses and telephone numbers set forth on the back cover page of the U.S. Offer to Purchase.

     Requests for copies of the enclosed materials may also be directed to the Dealer Manager or to the Information Agent.

                                    Very truly yours,

                                    CREDIT SUISSE FIRST BOSTON CORPORATION

     NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON, THE AGENT OF THE PURCHASER, THE COMPANY, THE DEALER MANAGER, THE RECEIVING AGENT, THE INFORMATION AGENT OR ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENT OR USE ANY DOCUMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE U.S. OFFER OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED THEREIN.

                                                                  EXHIBIT (a)(7)

                        U.S. OFFER TO PURCHASE FOR CASH
                             SHARES OF COMMON STOCK
                                      AND
                      AMERICAN DEPOSITARY SHARES ('ADSs')
                      REPRESENTING IN THE AGGREGATE UP TO
                               501,947,400 SHARES
                                       OF
                     EMPRESA NACIONAL DE ELECTRICIDAD S.A.
                                       AT
              CHILEAN PESOS 250 NET PER SHARE OF COMMON STOCK AND
             CHILEAN PESOS 7,500 NET PER AMERICAN DEPOSITARY SHARE
                 (EACH REPRESENTING 30 SHARES OF COMMON STOCK)
                                       BY
                       DUKE ENERGY INTERNATIONAL, L.L.C.
                      A WHOLLY-OWNED, INDIRECT SUBSIDIARY
                                       OF
                            DUKE ENERGY CORPORATION

    THE U.S. OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 12:00, MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, APRIL 9, 1999, UNLESS EXTENDED.

                                                               February 25, 1999

To Our Clients:

     Enclosed for your consideration are the U.S. Offer to Purchase, dated February 25, 1999 (the 'U.S. OFFER TO PURCHASE'), and the related Form of Acceptance, the ADS Letter of Transmittal and the ADS Notice of Guaranteed Delivery (which together constitute the 'U.S. OFFER') relating to the offer by Duke Energy International, L.L.C., a Delaware limited liability company (the 'PURCHASER'), to purchase Shares of Common Stock, no par value (the 'SHARES') of Empresa Nacional de Electricidad S.A. a publicly-traded stock corporation organized under the laws of the Republic of Chile (the 'COMPANY' or 'ENDESA-CHILE'), at a price of Chilean Pesos 250 per Share, net to the seller in cash and without interest thereon (the 'U.S. OFFER PRICE'), upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase. Consideration for Shares validly tendered and not withdrawn will be paid in Chilean Pesos.

     WE ARE (OR OUR NOMINEE IS) THE HOLDER OF RECORD OF SHARES HELD BY US FOR YOUR ACCOUNT. A TENDER OF SUCH SHARES CAN BE MADE ONLY BY US AS THE HOLDER OF RECORD AND PURSUANT TO YOUR INSTRUCTIONS. THE ADS LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED BY YOU TO TENDER SHARES HELD BY US FOR YOUR ACCOUNT.

     Accordingly, we request instruction as to (1) whether you wish to have us tender on your behalf any or all Shares held by us for your account pursuant to the terms and conditions set forth in the U.S. Offer and (2) how you wish to have us vote your Shares in connection with the Bylaw Amendments described in the U.S. Offer to Purchase.

     ADSs CANNOT BE TENDERED BY MEANS OF THE ENCLOSED FORM OF ACCEPTANCE (WHICH IS EXCLUSIVELY FOR USE IN RESPECT OF SHARES). IF YOU HOLD ADSs, YOU SHOUD USE THE ENCLOSED ADS LETTER OF TRANSMITTAL FOR TENDERING SUCH ADSs INTO THE U.S. OFFER BY FOLLOWING THE INSTRUCTIONS SET FORTH IN SUCH FORM. ADDITIONAL INFORMATION CAN BE OBTAINED FROM THE INFORMATION AGENT AT (888) 750-5834 OR
(212) 750-5833.

PLEASE NOTE THE FOLLOWING:

     1. The U.S. Offer is being made for Shares and ADSs representing in the aggregate up to 501,947,400 Shares (the 'MAXIMUM NUMBER OF SHARES'). If Shares and/or ADSs representing in the aggregate more than the Maximum Number of Shares are validly tendered prior to the Expiration Date and not withdrawn, the Purchaser (as defined in the U.S. Offer to Purchase) will, upon the terms and subject to the conditions of the U.S. Offer, purchase the Maximum Number of Shares on a pro rata basis. See
Section 1 of the U.S. Offer to Purchase. THE U.S. OFFER IS OPEN TO ALL HOLDERS OF ADSs AND TO ALL HOLDERS OF SHARES WHO ARE NOT CHILEAN PERSONS.

     2. The tender price is Chilean Pesos 250 per Share, net to the seller in cash and without interest thereon, as set forth in the U.S. Offer to Purchase. Consideration for tendered Shares will be paid in Chilean Pesos.

     3. Tendering holders will not be obligated to pay brokerage fees or commissions.

     4. The U.S. Offer, the Proration Period and Withdrawal Rights will expire at 12:00 midnight, New York City time, on Friday, April 9, 1999, unless the U.S. Offer is extended.

     5. As of the date hereof, the Board of Directors of the Company has not reviewed the Offers and has not taken a position with respect to the Offers.

     6. Notwithstanding any other provision of the U.S. Offer, payment for Shares accepted for purchase pursuant to the U.S. Offer will in all cases be made only after timely receipt by the Receiving Agent of (a) Titulo(s) (certificate(s) of title) evidencing such tendered Shares (b) the Form of Acceptance (or copy thereof), properly completed and duly executed, with any required signature guarantee, (c) a duly signed Traspaso stock transfer and (d) any other documents required by the Form of Acceptance.

     If you wish to have us tender any or all of the Shares held by us for your account, please so instruct us by completing, executing, detaching and returning to use the instruction form set forth herein. If you authorize the tender of your Shares, all such Shares will be tendered unless otherwise specified below. An envelope to return your instructions to us is enclosed. YOUR INSTRUCTIONS SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF PRIOR TO THE EXPIRATION DATE.

     The U.S. Offer is made solely by the U.S. Offer to Purchase, and in the related Form of Acceptance, ADS Letter of Transmittal and ADS Notice of Guaranteed Delivery. The Purchaser is not aware of any jurisdiction where the making of U.S. Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the U.S. Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort, Purchaser cannot comply with such state statute, the U.S. Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the U.S. Offer to be made by a licensed broker or dealer, the U.S. Offer shall be deemed to be made on behalf of the Purchaser by Credit Suisse First Boston Corporation, the Dealer Manager, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

   TENDERING INSTRUCTIONS FOR SHARES OF EMPRESA NACIONAL DE ELECTRICIDAD S.A.

     The undersigned acknowledge(s) receipt of your letter and the U.S. Offer to Purchase dated February 25, 1999, and the related Form of Acceptance, ADS Letter of Transmittal and ADS Notice of Guaranteed Delivery in connection with the U.S. Offer by Duke Energy International, L.L.C. to purchase up to 501,947,400 Shares (including Shares represented by ADSs) pursuant to the terms and subject to the conditions set forth in the U.S. Offer to Purchase.

     This will instruct you to tender the number of Shares indicated below (or if no number is indicated below, all Shares) held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase and the related Form of Acceptance.

Dated: February 25, 1999

NUMBER OF SHARES TO BE TENDERED:                                         SHARES*
                       __________________________________
                                  SIGNATURE(S)
                       __________________________________
                       __________________________________
                              PLEASE PRINT NAME(S)
                       __________________________________
                       __________________________________
                                  ADDRESS(ES)
                       __________________________________
                       __________________________________
                             AREA CODE AND TEL. NO.
                       __________________________________
                       __________________________________
                       EMPLOYER IDENTIFICATION OR SOCIAL
                                  SECURITY NO.

------------------------

* Unless otherwise indicated, it will be assumed that all Shares are to be tendered.

                      BYLAW AMENDMENTS VOTING INSTRUCTIONS

[ ] The undersigned instructs you to vote ___________________________ Shares in FAVOR of the Bylaw Amendments.

[ ] The undersigned instructs you to vote ___________________________ Shares in AGAINST the Bylaw Amendments.

     Unless otherwise indicated above, by tendering any or all of the undersigned's Shares in the U.S. Offer the undersigned hereby instructs you to vote ALL of the undersigned's Shares in FAVOR of the Bylaw Amendments.